   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 12, 1999


                                                      REGISTRATION NO. 333-88393
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------


                                AMENDMENT NO. 2


                                       to

                                    FORM SB-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------

                       STATE OF FRANKLIN BANCSHARES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                   ----------

          TENNESSEE                        6022                 62-1607709
(state or other jurisdiction of     (Primary Standard          (IRS Employer
 incorporation or organization)       Classification         Identification No.)
                                        Code Number

                             1907 NORTH ROAN STREET
                          JOHNSON CITY, TENNESSEE 37604
                                 (423) 926-3600
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                   ----------

                              CHARLES E. ALLEN, JR.
                CHAIRMAN OF THE BOARD AND CHIEF FINANCIAL OFFICER
                             1907 NORTH ROAN STREET
                          JOHNSON CITY, TENNESSEE 37604
                                 (423) 926-3600
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                   ----------

                                WITH COPIES TO:

          RANDAL R. GREENE                       LINDA M. CROUCH, ESQ.
PRESIDENT AND CHIEF EXECUTIVE OFFICER  BAKER, DONELSON, BEARMAN & CALDWELL, P.C.
 STATE OF FRANKLIN BANCSHARES, INC.         207 MOCKINGBIRD LANE, SUITE 300
       1907 NORTH ROAN STREET                JOHNSON CITY, TENNESSEE 37604
    JOHNSON CITY, TENNESSEE 37604                   (423) 928-0181
           (423) 926-3600

                                   ----------

Approximate Date of Commencement of Proposed Sale to Public: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act Registration number of the earlier effective registration statement for the same offering. [ ]
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration number of the earlier effective registration statement for the same offering. [ ]
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration number of the earlier effective registration statement for the same offering. [ ]
If delivery of this prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                 Subject to Completion, Dated November 12, 1999


PROSPECTUS

                       STATE OF FRANKLIN BANCSHARES, INC.
                           A MAXIMUM OF 555,555 SHARES
                                  COMMON STOCK

       We are initially offering 370,370 shares of our common stock at a purchase price of $ 13.50 per share. Our Board of Directors may expand the offering to a maximum of 555,555 shares.

       We are offering these shares first to our existing shareholders for a 30-day period and, thereafter, to the extent not all shares are purchased by our existing shareholders, to the general public. Shareholders may purchase one share of stock for each share held of record on _________ __, 1999. To the extent shares are available, existing shareholders may subscribe for additional shares. This right to purchase shares will expire at 5:00 p.m. on ________ __, 1999. After this date, any shares not purchased will be available for sale to the general public.

       There are no escrow arrangements with respect to funds received for purchase of stock. Accordingly, subscription funds received will be available for our immediate use.


       Prior to this offering there has been no public market for our common stock, and we do not anticipate that such a market will develop in the foreseeable future. Our stock is not currently traded on any national securities exchange, and we do not have any plan to arrange for our common stock to be traded on any national securities exchange.

       Investing in our common stock involves risks. Please see the section of this prospectus called "Risk Factors," which begins on page 6, for a discussion of the risks that you should consider before investing in our common stock.

                               ------------------

       The securities offered hereby are not savings accounts or deposit accounts of a bank or savings association and are not insured by the federal deposit insurance corporation or any other government agency.

       These securities have not been approved or disapproved by the securities and exchange commission or any state securities commission nor has the securities and exchange commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                   PRICE TO                       PROCEEDS TO
                                    PUBLIC                   STATE OF FRANKLIN (1)
-------------------------------------------------------------------------------------
Per  Share...........               $13.50                           $13.50
Total ...............            $7,499,999.50                    $7,499,999.50
=====================================================================================

(1) Before deducting estimated offering expenses of $75,000 payable by State of Franklin.

                               ------------------



                                   _____, 1999

       We have not authorized anyone to give you any information that differs from the information in this prospectus. If you receive any different information, you should not rely on it. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

                                TABLE OF CONTENTS

Prospectus Summary..........................................................3
Risk Factors................................................................6
Cautionary Statements Regarding
     Forward-Looking Information............................................9
Use of Proceeds............................................................10
Dividend Policy............................................................10
Capitalization.............................................................10
Dilution...................................................................11
Selected Consolidated Financial Information................................12
Management's Discussion and Analysis of
     Financial Condition and Results of Operations.........................13
Business...................................................................20
Management.................................................................40
Certain Transactions.......................................................43
Principal Shareholders.....................................................44
Description of Common Stock................................................45
Market for the Shares......................................................45
Legal Matters..............................................................45
Experts....................................................................45
Where You Can Find More Information........................................45
Index to Consolidated Financial Statements................................F-1


                               ------------------

                               PROSPECTUS SUMMARY

       This summary highlights information contained elsewhere in this prospectus and may not contain all of the information which is important to you. You should read the entire prospectus, including the financial statements and related notes, before making a decision to invest in our common stock. Throughout this summary and the prospectus as a whole, we will use the terms "State of Franklin," "we," and "our" to refer to State of Franklin Bancshares, Inc. and its wholly-owned subsidiary, State of Franklin Savings Bank, unless the context indicates otherwise.

       Unless we indicate otherwise, all share, per share and financial information in this prospectus assumes a public offering price of $13.50 per share, the sale of 555,555 shares of common stock and does not give effect to the use of proceeds of the offering.

                       STATE OF FRANKLIN BANCSHARES, INC.

       We are a registered bank holding company organized under the laws of Tennessee headquartered in Johnson City, Tennessee. On May 15, 1998, we exchanged our shares of common stock with holders of the shares of common stock of State of Franklin Savings Bank. We will refer in this document to our banking subsidiary as the "Savings Bank." As a result, the Savings Bank became our wholly owned subsidiary, and we now conduct our banking operations through the Savings Bank. On June 30, 1999, we had consolidated total assets of approximately $145 million. State of Franklin Leasing Corporation is a wholly owned subsidiary of State of Franklin which engages in equipment lease financing. The Savings Bank offers title services through its wholly owned subsidiary John Sevier Title Services, Inc.

                                   OUR ADDRESS

       Our principal offices are located at 1907 North Roan Street, Johnson City, Tennessee 37604. Our telephone number is (423) 926-3600.

                                  THE OFFERING

Common stock offered..........................  Up to 555,555 shares

Common stock to be outstanding after
       the offering ..........................  1,745,982 shares

Use of Proceeds ..............................  We intend to use approximately
                                                80% of the net proceeds to
                                                support future expansion of
                                                operations and approximately 20%
                                                will be contributed to the
                                                Savings Bank as capital to
                                                support its future growth. For
                                                more information, see the
                                                section called "Use of
                                                Proceeds."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

       The following tables set forth our summary financial information as of and for the six months ended June 30, 1999 and 1998, and as of and for each of the periods ended December 31, 1998, 1997 and 1996. This information is derived from and should be read in conjunction with our historical financial statements, including the notes to those statements, that appear elsewhere in this prospectus. This information should also be read in conjunction with our consolidated condensed financial statements.

                                             For the six months
                                               ended June 30,                 For the periods ended December 31,
                                      -----------------------------------------------------------------------------
                                           1999            1998            1998           1997              1996(1)
                                      -----------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Interest income                       $   4,717,978   $   3,363,002   $   7,576,768   $  4,675,449      $  1,200,130
Interest expense                          2,831,913       2,110,127       4,761,135      2,976,327           687,357
Net interest income                       1,886,065       1,252,875       2,815,633      1,699,122           512,773
Provision for loan losses                  (119,146)       (127,379)       (275,127)      (226,095)         (130,715)
Noninterest income                          289,663         206,387         411,155        339,599            83,755
Noninterest expense                       1,463,935       1,107,250       2,402,966      1,760,668           979,988
Income before income taxes                  592,647         224,633         548,695         51,958          (514,175)
Income tax expense                         (197,868)        (67,752)        (52,206)         5,077            63,443
Net earnings                                394,779         156,881         496,489         57,035          (450,732)
Basic and diluted earnings per share  $        0.35   $        0.14   $        0.44   $       0.05      $      (0.74)
Dividends per common share            $          --   $          --   $          --   $         --      $         --
Book value per common share           $       10.34   $        9.94   $       10.36   $       9.81      $       8.93
Average common shares
 outstanding                              1,125,012       1,113,898       1,117,270      1,111,280           610,000

SELECTED PERIOD-END BALANCES
Total assets                          $ 144,753,450   $ 106,209,618   $ 118,035,681   $ 83,372,390      $ 40,009,154
Earnings assets                         136,931,716      99,928,257     110,989,164     77,343,664        36,696,043
Total securities                         34,213,327      18,600,544      12,719,772     16,462,901        14,282,712
Loans, net of unearned income            98,913,389      68,883,713      86,735,298     50,729,567        17,083,858
Allowance for loan losses                   748,454         482,576         630,324        355,474           130,715
Total deposits                          122,910,873      85,686,259      96,364,077     72,243,884        34,217,209
Long-term debt                            9,652,590       9,000,000       9,687,925             --                --
Stockholders' equity                     11,628,041      11,076,842      11,570,299     10,903,100         5,448,680

SELECTED AVERAGE BALANCES (2)
Total assets                          $ 131,394,566   $  95,079,394   $ 100,703,852   $ 61,690,954      $ 20,004,112
Earning assets                          122,573,138      86,271,500      94,142,005     57,393,013        18,347,989
Total securities                         21,570,280      17,924,525      14,356,247     15,373,442         8,231,225
Loans, net                               91,373,138      58,927,512      68,239,911     33,663,895         8,477,002
Allowance for loan losses                   668,389         355,321         492,899        243,095            97,997
Total deposits                          108,926,783      79,550,676      84,304,134     53,230,935        17,109,101
Stockholders' equity                     11,599,170      11,009,193      11,237,156      8,176,016         4,842,991

                                             For the six months
                                               ended June 30,                 For the periods ended December 31,
                                      -----------------------------------------------------------------------------
                                           1999            1998            1998           1997              1996(1)
                                      -----------------------------------------------------------------------------
SELECTED RATIOS                                   %               %               %              %                 %
Average loans to average deposits             83.88           74.08           80.95          63.24             49.55
Allowance to end of period loans                .76             .70             .73            .70               .77
Equity to assets                               8.03           10.43            9.80          13.08             13.62
Leverage capital ratio                         9.05           11.02            9.78          13.30             13.66
Return on assets                                .60             .33             .53            .10             (2.25)
Return on equity                               6.81            2.85            4.42            .70             (9.31)
Dividends payout ratio                           --              --              --             --                --
Net interest spread                            2.65            2.32            2.09           1.96              2.36

Net interest margin                            3.08            2.90            2.78           2.86              2.79
Noninterest expense to average
    assets                                     2.02            2.09            2.39           2.85              4.90
Efficiency ratio                              67.28           75.88           74.47          86.36            164.28

Net charge-offs to average loans                 --              --              --             --                --
Noncurrent assets to total assets               .06             .57              --            .29                --
Noncurrent loans to total loans                 .08             .88              --            .48                --

REGULATORY CAPITAL RATIOS
Tier I capital to risk-adjusted assets        13.71           16.71           15.55          23.30             30.40
Total capital to risk-adjusted assets         14.56           17.44           16.40          24.50             31.70
Leverage--Tier I capital to quarterly
    average assets less disallowed
    intangibles                                8.69           11.43           10.63          13.60             18.50

REGULATORY CAPITAL RATIOS (Savings Bank)
Tier I capital to risk-adjusted assets        13.15           17.78           14.98          23.30             30.40
Total capital to risk-adjusted assets         14.38           18.95           16.24          24.50             31.70
Leverage--Tier I capital to quarterly
    average assets less disallowed
    intangibles                                9.05           11.02            9.44          13.60             18.50


----------

(1) Represents the period February 15, 1996 (date of inception) to December 31, 1996.
(2) Some of these average balances have been calculated by using daily averages where available and others by using month-end or other available balances.

                                  RISK FACTORS

       You should review the following risk factors carefully, as well as the other information contained in this prospectus, before you decide to invest in our common stock.

A DETERIORATION OF ECONOMIC CONDITIONS IN WASHINGTON AND SULLIVAN COUNTIES, TENNESSEE COULD ADVERSELY IMPACT OUR OPERATIONS.

       Our bank and branches are located and concentrated in Washington and Sullivan counties in East Tennessee. As a result of this geographic concentration, our results depend largely upon economic conditions in this area. A deterioration in economic conditions could have a significant, adverse impact on the quality of our loan portfolios and the demand for our products and services, and therefore upon our results of operations. See the section called "Business" for more information about this issue.

WE RISK LOSING CUSTOMERS BECAUSE WE FACE SIGNIFICANT COMPETITION IN ALL ASPECTS OF OUR OPERATIONS.

       The banking and financial services business in East Tennessee generally, and in our market area specifically, is highly competitive. As of June 30, 1998, we had 4.9% and 1.6% of the market share in Washington County and Sullivan County, respectively, which are our primary markets. The competitive environment is primarily a result of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial service providers. We compete for loans, deposits and customers and the delivery of other financial services with other commercial banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market funds, credit unions, and other non-bank financial service providers. Many of these competitors have much greater total assets and capitalization, and have greater access to capital markets and offer a broader array of financial services than we do. There can be no assurance that we will be able to compete effectively. Our results of operations could be adversely affected as circumstances affecting the nature or level of competition change. See the section called "Business" for more information about this issue.


WE DEPEND UPON THE CONTRIBUTION OF OUR KEY OFFICERS, WHO MAY LEAVE AT ANY TIME, AND OUR BUSINESS AND FINANCIAL CONDITION COULD BE MATERIALLY ADVERSELY AFFECTED IF ANY OF THEM DEPARTS.


       Our success will depend substantially upon our senior officers, in particular, Charles E. Allen, Jr. and Randal R. Greene. Our business and financial condition could be materially adversely affected if we lose the services of either of these persons. We do not have employment contracts with any of our officers, and we do not carry key man insurance on the lives of any of our officers. See the section called "Management" for more information about our officers.

UNEXPECTED LOSSES IN OUR CREDIT PORTFOLIO COULD ADVERSELY IMPACT OUR OPERATIONS.

       A significant source of risk arises from the possibility that we will sustain losses because borrowers, guarantors and related parties fail to perform in accordance with the terms of their loans. We have adopted underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for loan losses, that management believes are appropriate to minimize this risk. These policies assess the likelihood of nonperformance, track loan performance and diversify our credit portfolio. Such policies and procedures, however, may not prevent unexpected losses that could materially adversely affect our results of operations. More information about this issue is available in the section called "Business - Lending Policy."

       A portion of our business involves commercial business and commercial real estate loans to small businesses. We attempt to collateralize all of our commercial loans with real estate or tangible commercial assets, but these types of loans nonetheless involve certain risks. Payments on a loan secured by commercial real estate properties often depends upon the successful operation or management of the properties. The repayment of a commercial loan typically depends upon the successful operation and income stream of the borrower. The repayment of these loans may therefore be more difficult during adverse conditions in the real estate market or the economy. Further, commercial and commercial real estate loans may also involve relatively large loan balances to single borrowers or groups of related borrowers.


YOUR INTERESTS AS AN INVESTOR IN STATE OF FRANKLIN MAY DIFFER FROM THE INTERESTS OF OUR OFFICERS AND DIRECTORS, WHO HOLD A SIGNIFICANT PORTION OF THE VOTING POWER OF OUR COMMON STOCK AND CAN SIGNIFICANTLY INFLUENCE MATTERS VOTED UPON BY SHAREHOLDERS.


       Prior to the offering, Charles E. Allen, Jr., our Chairman of the Board, and Randal R. Greene, our President, together have the power to vote 13.64% of our outstanding shares of common stock. Our directors and executive officers, as a group, have the power to vote 30.19% of our common stock. Following the offering assuming the maximum number of shares is sold and assuming neither Mr. Allen nor Mr. Greene purchase any additional shares in the offering, they will together have the power to vote 9.38% of our outstanding shares of common stock. Assuming none of our directors and executive officers purchase any additional shares in the offering, they, as a group, will have the power to vote 20.85% of our common stock.


       Mr. Allen and Mr. Greene, and the directors and executive officers as a group, will have the ability to influence significantly the outcome of all matters requiring a shareholder vote, including the election of directors, adopting or amending provisions of our Charter and approving certain mergers or other similar transactions, such as the sale of substantially all of our assets. Their interests in these matters as our officers and directors may differ from your interests as an investor in State of Franklin. More information about this issue is presented in the section called "Management."


WE ARE SUBJECT TO REGULATION BY MANY AGENCIES, AND THIS REGULATION MAY ADVERSELY AFFECT OUR ABILITY TO CONDUCT BUSINESS.

       We are subject to extensive regulation, supervision and examination by the Tennessee Department of Financial Institutions, the Federal Deposit Insurance Corporation, the Securities and Exchange Commission, and the Federal Reserve Board. The regulatory restrictions require minimal capital ratios, and limit and regulate the businesses in which we may engage. Our business is also subject to other extensive regulation, such as that applicable to various types of consumer lending, violations of which may result in significant penalties and damages. While we are currently operating profitably and are "well capitalized" for regulatory purposes, there can be no assurance our performance or the regulatory environment will not change so as to adversely affect our ability to conduct business. See the section called "Business - Supervision and Regulation" for more information about this issue.

CHANGES IN INTEREST RATES MAY SIGNIFICANTLY DECREASE OUR NET INTEREST INCOME AND, THUS, OUR PROFITABILITY.

       Our operations are materially affected by general economic conditions, the monetary and fiscal policies of the federal government, regulatory policies of governmental authorities and other factors that affect market rates of interest. These factors are beyond our control. Our results of operations depend to a large extent on our "net interest income," which is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Decreases in interest rates can decrease our net interest income and, thus, our profitability. More information about this issue is presented in the section called "Management's Discussion and Analysis of Financial Condition and Results of Operations."

BECAUSE THERE IS NO PUBLIC MARKET FOR OUR COMMON STOCK AND WE DO NOT ANTICIPATE THAT A PUBLIC MARKET WILL DEVELOP IN THE FORESEEABLE FUTURE, YOU MAY NOT BE ABLE TO SELL YOUR STOCK.

       Prior to this offering, there has been no public market for our common stock. We do not anticipate that an active public trading market our common stock will develop or be maintained in the foreseeable future. The public offering price has been determined by State of Franklin and may not indicate the market price after the offering. The future price of the common stock will be determined by the market. Purchasers of our common stock should have a long-term investment intent and recognize that the absence of an active and liquid trading market may make it difficult to sell the common stock and may have an adverse effect on the price.

FUTURE ACQUISITIONS MAY HAVE AN ADVERSE EFFECT UPON OUR PERFORMANCE.

       We may grow by acquiring businesses or assets that complement or expand our existing business. Although we have no present agreements, arrangements or commitments with respect to any acquisition, we may undertake selected acquisitions or strategic mergers in the future. Acquisitions involve a number of special risks, such as

       - the time and attention required for our personnel to identify and evaluate potential acquisitions and for our management to integrate the assets, operations and personnel of the acquired businesses,

       -      our ability to finance the acquisition and associated costs,

       -      the introduction of new products and services into our operations,

       -      possible adverse short-term effects on our results of operations,

       -      possible amortization of goodwill associated with an acquisition,

       -      the risk of loss of key employees of the acquired businesses.

       We may issue equity securities and other forms of common stock-based consideration in connection with future acquisitions, which could cause dilution to investors purchasing common stock in this offering.

PURCHASERS OF THE COMMON STOCK IN THIS OFFERING WILL EXPERIENCE AN IMMEDIATE AND SUBSTANTIAL DILUTION OF THEIR SHARES. IF ADDITIONAL COMMON STOCK IS ISSUED IN THE FUTURE, THE SHARES PURCHASED IN THIS OFFERING WILL BE FURTHER DILUTED.

       Purchasers of common stock in this offering will experience an immediate and substantial dilution of $2.11 per share in the net tangible book value of their shares of common stock immediately following this offering. Current shareholders will receive a material increase in the book value of their shares. If we issue additional common stock in the future, including shares that may be issued in connection with acquisitions, purchasers of common stock in this offering may experience further dilution in net tangible book value per share of the common stock. The section called "Dilution" provides additional information about this issue.

THERE CAN BE NO ASSURANCE THAT ANY OF THE USES FOR THE PROCEEDS OF THIS OFFERING WILL GENERATE A PROFITABLE RETURN FOR STATE OF FRANKLIN.

       Approximately 80% of the proceeds raised in this offering will be used to support our future growth and approximately 20% will be contributed to the Savings Bank as capital. Our management will have broad discretion to allocate the net proceeds to uses it believes are appropriate, which may include expansion opportunities. The amount and timing of any allocation beyond the general limits described above will depend on a number of factors, including our capital requirements and those of the Savings Bank and available expansion opportunities. There can be no assurance that any of the uses to which offering proceeds may be applied will generate a profitable return. More information may be found in the section called "Use of Proceeds."

BECAUSE OF THE YEAR 2000 PROBLEM OUR TECHNOLOGY SYSTEMS COULD MALFUNCTION AND ADVERSELY AFFECT DELIVERY OF OUR SERVICES TO OUR CUSTOMERS.

       Like most financial institutions, we rely upon computers for the daily conduct of our business and for information systems processing. There is concern among industry experts that on January 1, 2000 some computers will be unable to "read" the new year, and there may be widespread computer malfunctions. Our information systems generally rely on software and hardware developed by independent third parties. We believe that our internal systems and software and the network connections they maintain will be adequately programmed to address the Year 2000 issue. Based on information currently available, we do not believe that we will incur significant costs in connection with the Year 2000 issue. Nevertheless, there can be no assurances that all hardware and software that we use will be Year 2000 compliant, and we cannot predict with any certainty the costs that we might incur to respond to any Year 2000 issues. Further, the business of many of our customers may be negatively affected by the Year 2000 issue, which could in turn negatively affect customers' ability to repay any loans which we may have extended. Therefore, even if we do not incur significant direct costs in connection with responding to the Year 2000 issue, there can be no assurance that the failure or delay of our customers or other third parties in addressing the Year 2000 issue or the costs involved in such process will not have a material adverse effect on our business, financial condition and result of operations. See the section "Management's Discussion and Analysis of Financial Condition and Results of Operations - Year 2000 Compliance" for additional information.


           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

       This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

       - adverse changes in our loan portfolio and the resulting credit risk-related losses and expenses;

       - adverse changes in the economy of the East Tennessee region, our primary market, that could further increase credit-related losses and expenses;

       - adverse changes in the East Tennessee real estate market that could also negatively affect credit risk, as most of our loans are made to borrowers concentrated in East Tennessee and a substantial portion of those loans have real estate as primary or secondary collateral;

       - the consequences of continued bank acquisitions and mergers in our market, resulting in fewer but much larger and financially stronger competitors, which could increase competition for financial services to our detriment;

       - fluctuations in market rates and prices, which could negatively affect our net interest margin, asset valuations and expense expectations; and

       - changes in regulatory requirements of federal and state agencies applicable to bank holding companies and banks such as State of Franklin and the Savings Bank.

       We undertake no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                 USE OF PROCEEDS

       The net proceeds to us from this offering are estimated to be approximately $7.4 million after deduction of the estimated expenses. We intend to use approximately 80% of the funds raised to support future expansion of operations or diversification into other banking-related businesses and for other business or investment purposes, although we have not identified any specific acquisition, expansion, diversification or investment opportunities. We intend to contribute the remaining approximately 20% of the net proceeds to the Savings Bank to be used for its general corporate purposes, including the origination of loans, funding the construction and/or the acquisition costs of establishing new branch locations and enhancing its liquidity ratios. It is expected that until needed for other purposes, all or part of the net proceeds retained by us will be invested through our investment program or used to reduce borrowings from other financial institutions.

                                 DIVIDEND POLICY

       Our Board of Directors does not intend to pay cash dividends on our common stock in the foreseeable future. Future declaration and payment of dividends, whether cash or stock, if any, will be determined in light of the then current conditions, including our earnings, operations, capital requirements, financial condition, restrictions in financing agreements and other factors deemed relevant by the board. Our ability to pay dividends is restricted by federal laws and regulations applicable to bank holding companies, and by Tennessee laws relating to the payment of dividends by Tennessee corporations. Because substantially all of our operations are conducted through our subsidiaries, our ability to pay dividends also depends on the ability of our subsidiaries to pay dividends to us. Our ability to pay cash dividends is restricted by applicable regulations of the Tennessee Department of Financial Institutions and the Federal Deposit Insurance Corporation, which we refer to in this prospectus as the "FDIC." As a result, we may not be able to declare a dividend to holders of the common stock even if our present dividend policy were to change. See " Business - Supervision and Regulations - Dividends" for more information regarding the restrictions under which we operate.

                                 CAPITALIZATION

       The following table sets forth our capitalization as of June 30, 1999 and our capitalization as of that date after giving effect to the sale of the maximum number of shares of common stock in this offering and the application of the estimated net proceeds from the sale of the common stock (which we estimate will be $7.4 million). The information set forth below should be read in conjunction with the financial information included elsewhere in this prospectus.

                                                                                       June 30, 1999
                                                                                ---------------------------
                                                                                  Actual       As Adjusted
                                                                                ------------   ------------
                                                                                   (Dollars in thousands)
Stockholders' equity:
  Common Stock, $1.00 par value;10,000,000 authorized shares; 1,190,427 shares outstanding prior to the offering; and 1,745,982
      shares to be outstanding after the offering ............................  $  1,190,427   $  1,745,982
  Additional paid-in capital .................................................    10,937,656     17,807,094
  Retained earnings ..........................................................       497,571        497,571
  Unrealized gain (loss) on securities .......................................      (345,023)      (345,023)
  Unearned compensation - ESOP ...............................................      (652,590)      (652,590)
                                                                                ------------   ------------
    Total stockholders' equity ...............................................  $ 11,628,041   $ 19,053,034
                                                                                ============   ============

                                    DILUTION

       The net tangible book value of State of Franklin as of June 30, 1999, was approximately $11.6 million, or $10.34 per share. Net tangible book value represents the amount by which our total tangible assets exceeded our total liabilities. The calculation of net tangible book value on a per share basis is equal to net tangible book value divided by the aggregate number of basic shares outstanding. After giving effect to the sale of the 555,555 shares of common stock offered, at an assumed public offering price of $13.50 per share, and the application of the net proceeds as described in "Use of Proceeds," our pro forma net tangible book value as of June 30, 1999 would have been $19.1 million, or $11.39 per share. This represents an immediate increase in net tangible book value of $1.05 per share to existing shareholders and an immediate dilution of $2.11 per share to persons purchasing common stock in this offering. The following table illustrates this per share dilution, after deduction of underwriting discounts and offering expenses:

Price to public per share...............................................................              $13.50
   Net tangible book value per share before offering....................................  $10.34
   Increase per share attributable to the sale of shares offered .......................    1.05
Pro forma net tangible book value per share after offering..............................               11.39
                                                                                                       -----
Dilution in pro forma net tangible book value per share to new investors................              $ 2.11
                                                                                                      ======


       The following table sets forth, on a pro forma as adjusted basis as of June 30,1999, the differences between the existing shareholders and the new investors with respect to the number of shares purchased from State of Franklin, the total consideration paid and the average price per share paid.

                             Shares Purchased          Total Consideration
                          ---------------------    -------------------------
                            Number      Percent       Amount         Percent    Per Share
                          ---------     -------    -----------       -------    ---------
Existing shareholders     1,190,427      68.2%     $11,614,080        60.8%      $10.45
New investors .......       555,555      31.8%       7,499,993        39.2%      $13.50
                          ---------     ------     -----------       ------
       Total ........     1,745,982     100.0%     $19,114,073       100.0%
                          =========     ======     ===========       ======

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

       The following tables set forth our selected consolidated financial information as of and for the six months ended June 30, 1999 and 1998, and as of and for each of the periods ended December 31, 1998, 1997 and 1996. This information is derived from and should be read in conjunction with our historical financial statements, including the notes to those statements, that appear elsewhere in this prospectus. This information should also be read in conjunction with our consolidated condensed financial statements.

                                             For the six months
                                               ended June 30,                 For the periods ended December 31,
                                      -----------------------------------------------------------------------------
                                           1999            1998            1998           1997              1996(1)
                                      -----------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Interest income                       $   4,717,978   $   3,363,002   $   7,576,768   $  4,675,449      $  1,200,130
Interest expense                          2,831,913       2,110,127       4,761,135      2,976,327           687,357
Net interest income                       1,886,065       1,252,875       2,815,633      1,699,122           512,773
Provision for loan losses                  (119,146)       (127,379)       (275,127)      (226,095)         (130,715)
Noninterest income                          289,663         206,387         411,155        339,599            83,755
Noninterest expense                       1,463,935       1,107,250       2,402,966      1,760,668           979,988
Income before income taxes                  592,647         224,633         548,695         51,958          (514,175)
Income tax expense                         (197,868)        (67,752)        (52,206)         5,077            63,443
Net earnings                                394,779         156,881         496,489         57,035          (450,732)
Basic and diluted earnings per share  $        0.35   $        0.14   $        0.44   $       0.05      $      (0.74)
Dividends per common share            $          --   $          --   $          --   $         --      $         --
Book value per common share           $       10.34   $        9.94   $       10.36   $       9.81      $       8.93
Average common shares
 outstanding                              1,125,012       1,113,898       1,117,270      1,111,280           610,000

SELECTED PERIOD-END BALANCES
Total assets                          $ 144,753,450   $ 106,209,618   $ 118,035,681   $ 83,372,390      $ 40,009,154
Earnings assets                         136,931,716      99,928,257     110,989,164     77,343,664        36,696,043
Total securities                         34,213,327      18,600,544      12,719,772     16,462,901        14,282,712
Loans, net of unearned income            98,913,389      68,883,713      86,735,298     50,729,567        17,083,858
Allowance for loan losses                   748,454         482,576         630,324        355,474           130,715
Total deposits                          122,910,873      85,686,259      96,364,077     72,243,884        34,217,209
Long-term debt                            9,652,590       9,000,000       9,687,925             --                --
Stockholders' equity                     11,628,041      11,076,842      11,570,299     10,903,100         5,448,680

---------

(1) Represents the period February 15, 1996 (date of inception) to December 31, 1996.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

       The following discussion and analysis is intended to assist in understanding our financial condition and the results of our operations.

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO THE THREE AND SIX MONTHS ENDED JUNE 30, 1998

EARNINGS REVIEW

       Net income totaled $216,000 for the three months ended June 30, 1999, compared with $117,000 for the same period last year, resulting in an increase of 85%. Net income of the six months ended June 30, 1999 was $395,000, an increase of $238,000 or 152% over the six months ended June 30, 1998 total net income of $157,000. Net income per common share was $0.35 compared to earnings per share of $0.14 in 1998. Return on average assets was 0.60% and the return on average equity was 6.81% for the six month period ended June 30, 1999.

       Noninterest income increased $83,000, or 40.3%, with other fees and service charges, net gains on loans sold and insurance commissions responsible for most of the increase over the six months ended June 30, 1998. Noninterest expense was $1,464,000 for the 1999 period, an increase of 32% over the 1998 period, primarily resulting from increased salaries and benefits, data processing, and furniture and equipment expense.

NET INTEREST INCOME

       Interest income and interest expense both increased from 1998 to 1999 resulting primarily from the increases in both earning assets and interest-bearing liabilities. Net interest income of $994,000 for the three months ended June 30, 1999 reflects an increase of $323,000 or 48% over the same period a year ago. Net interest income of $1,886,000 for the six months ended June 30, 1999 was up $633,000 or 51% over the same period in 1998. For the six months ended June 30, 1999, average earning assets increased $36 million or 42% while average interest-bearing liabilities increased $30 million or 40% compared with the same period in 1998. Average earning assets yield declined 10 basis points to 7.70% while the cost on interest-bearing liabilities declined 20 basis points. Consequently, the net interest margin based on average earning assets increased to 3.08% for the six months ended June 30, 1999, compared with 2.90% for the same period in 1998.

PROVISION FOR LOAN LOSSES

       During the six months ended June 30, 1999, the provision for possible loan losses was $119,000 compared with $127,000 for the same period last year. Loan charge-offs for the six months ended June 30, 1999, were $1,000 compared with no charge-offs in 1998. The allowance for possible loan losses represented 0.76% of total loans, net of mortgage loans held-for-sale, at June 30, 1999, compared to 0.74% at June 30, 1998. Management considers the allowance for loan losses to be adequate to cover losses inherent in the loan portfolio.

PROVISION FOR INCOME TAXES

       For the six months ended June 30, 1999, the provision for federal and state income taxes was $198,000, an increase of $130,000 from 1998, primarily due to the increase in income before income taxes.

NONINTEREST INCOME

       Our noninterest income was $290,000 during the six months ended June 30, 1999, an increase of $83,000 or 40.3% over the comparable 1998 period. The increase was attributable to increases in other fees and service charges, net gains on loans sold, insurance commissions, and rental income of $25,000, $86,000, $8,000, and $13,000, respectively, which were offset by decreases in net gain on sale and maturity of securities and other income of $26,000 and $5,000, respectively.

NONINTEREST EXPENSE

       Noninterest expense totaled $734,000 for the three month period ended June 30, 1999, an increase of $194,000 or 36%. For the six month period ended June 30, 1999, noninterest expense was up $357,000 or 32% over the same period in 1998. The increases were a result primarily of growth in both the loan and deposit functions of the organization. Compensation and related benefits, data processing expense, and other operating expenses, which include postage, printing and supplies, and telephone expense, reflect the growth in the customer base and the general increased size of the organization.

FOR THE YEAR ENDED DECEMBER 31, 1998 COMPARED TO THE YEAR ENDED DECEMBER 31,
1997

EARNINGS REVIEW

       Our total net income for the year ended December 31, 1998 was $496,489, an increase of $439,454 over the year ended December 31, 1997 total net income of $57,035. Net income per common share was $0.44 compared to per share income of $0.05 in 1997. Return on average assets was 0.49% and the return on average equity was 4.42% for the year period ended December 31, 1998.

       Operating results in 1998 reflected higher net interest income and noninterest income. Net interest income of $2.8 million for the year ended December 31, 1998 was up 66% over the 1997 period. Loans increased 71% and deposits increased 33%. The 1998 provision for possible loan losses was $275,127. Noninterest income increased $71,556, or 21%, with other fees and service charges and net rental income responsible for most of the increase over the year ended December 31, 1997. Noninterest expense was $2.4 million for the 1998 period, an increase of 36% over the 1997 period, primarily resulting from increased salaries and benefits, data processing and other expenses as a result of the opening of an additional location and our overall growth. We incurred $11,355 of costs related to the initial issuance of stock of State of Franklin Bancshares, Inc. in May 1998.

NET INTEREST INCOME AND MARGIN

       Net interest income increased $1.1 million or 66% for the year ended December 31, 1998 to $2.8 million compared to $1.7 million for the year ended December 31, 1997. Total loans outstanding increased $35.7 million or 71% over total loans at December 31, 1997.

       Average deposits increased by 54% or $28.6 million to $81.8 million in 1998 compared to $53.2 million in 1997. The rate paid on average interest-bearing liabilities decreased 16 basis points during the year ended December 31, 1998 to 5.44%.

PROVISION FOR LOAN LOSSES

       During the year ended December 31, 1998, the provision for possible loan losses was $275,127. There were $277 in charge-offs during the year ended December 31, 1998 and $1,335 for the year ended December 31, 1997. The allowance for possible loan losses represented 0.73% of total loans, net of mortgage loans held-for-sale, at December 31, 1998, compared to 0.70% at December 31, 1997. A mortgage loan of $246,000 was made on the sale of real estate owned in 1998.

PROVISION FOR INCOME TAXES

     For the year ended December 31, 1998, the provision for federal income taxes was $52,206, an increase of $57,283 from 1997, primarily due to the increase in income before income taxes.

NONINTEREST INCOME

     Our noninterest income was $411,155 during the year ended December 31, 1998, an increase of $71,556 or 21% over the comparable 1997 period. The increase was attributable to increases in other fees and service charges, net gain on loans sold, insurance commission and income, and net rental income of $89,217, $31,042, $2,344, and $65,491, respectively, which were offset by decreases in other income and net gain on sale and maturity of securities of $7,262 and $109,276, respectively.

NONINTEREST EXPENSE

     Noninterest expense totaled $2.4 million for the period ending December 31, 1998, an increase of $642,298. Compensation and related benefits of $1.0 million accounted for 44% of the total compared to $782,029 or 44% for the year ended December 31, 1997.

FOR THE YEAR ENDED DECEMBER 31, 1997 COMPARED TO THE PERIOD FEBRUARY 15, 1996 (DATE OF INCEPTION) TO DECEMBER 31, 1996

EARNINGS REVIEW

     Our total net income for the year ended December 31, 1997 was $57,035 compared to a loss of $(450,732) for the period from inception to December 31, 1996. Net income per common share was $0.05 compared to $(0.74) in 1996. Return on average assets was 0.09% and the return on average equity was 0.70% for the year ended December 31, 1997.

     Operating results in 1997 reflected higher net interest income and noninterest income. Net interest income of $1.7 million for the year ended December 31, 1997 was up 231% over the 1996 period. The 1997 provision for possible loan losses was $226,095. Noninterest income increased $255,844, or 305%, with significant increases in all categories of other income including other fees and service charges, net gain on sale and maturity of securities, insurance commission income and rental income. Noninterest expense was $1.8 million for the 1997 period, an increase of 80% over the 1996 period, primarily resulting from increased salaries and benefits. Expenses also increased due to the opening of an additional location. We incurred $259,585 of costs related to the issuance of stock prior to the inception of State of Franklin Savings Bank on February 15, 1996.

NET INTEREST INCOME AND MARGIN

     Net interest income increased $1.2 million or 231% for the year ended December 31, 1997 to $1.7 million compared to $512,773 in the period ended December 31, 1996.

PROVISION FOR LOAN LOSSES

     During the year ended December 31, 1997, the provision for possible loan losses was $226,095. There were $1,335 charge-offs during the year ended December 31, 1997 and no charge-offs for the period ended December 31, 1996. The allowance for possible loan losses represented 0.70% of total loans, net of mortgage loans held-for-sale, at December 31, 1997, compared to 0.76% at December 31, 1996.

PROVISION FOR INCOME TAXES

     For the year ended December 31, 1997, the provision for federal income taxes was ($5,077,) an increase of $58,366 from ($63,443) in 1996, primarily due to an increased effective tax rate in 1997 and the use of the net operating loss carryforward.

NONINTEREST INCOME

     Our noninterest income was $339,599 during the year ended December 31, 1997, an increase of $255,844 or 305% over the comparable 1996 period. The increase was attributable to increases in all categories of noninterest income.

NONINTEREST EXPENSE

     Noninterest expense totaled $1.8 million for the year ended December 31, 1997, an increase of $780,680. Compensation and related benefits of $782,029 accounted for 44% of the total compared to $482,684 or 49% for the period ended December 31, 1996.

BALANCE SHEET REVIEW

     We place an emphasis on an integrated approach to our balance sheet management. Significant balance sheet components of investment securities, loans and sources of funds are managed in an integrated manner with the management of interest rate risk, liquidity and capital. These components are examined below.

     At June 30, 1999, assets totaled $144.8 million reflecting an increased $26.7 million or 22.6% since December 31, 1998. The growth in assets has been funded primarily by a $26.5 million increase in deposits.

LOANS

     Loans outstanding totaled $98.9 million at June 30, 1999. This represented an increase of 14.1% from the December 31, 1998 outstanding loans of $86.7 million.

     Commercial loans increased $6.3 million at June 30, 1999, an increase of 23.6% from $26.6 million at December 31, 1998. Real estate construction lending totaled $25.6 million compared with $22.0 million at December 31, 1998, reflecting an increase of $3.6 million or 16.3%. Consumer loans of $8.8 million at June 30, 1999 increased 13.3% from $7.7 million at December 31, 1998. During the first six months of 1999, first mortgage residential loans increased $2.7 million or 7.2% to $37.9 million at June 30, 1999. The loan portfolio mix at June 30, 1999, consists of 36% residential mortgages, 31% commercial, 24% real estate construction, and 9% consumer loans.

INVESTMENT SECURITIES

     Investment securities totaled $32.8 million at June 30, 1999. The majority of the holdings are backed by U.S. Government or Federal Agency guarantees limiting the credit risk associated with these securities. At June 30, 1999, approximately $19.9 million of investment securities were held as available-for-sale compared to $12.2 million at December 31, 1998. This $7.7 million increase, in addition to a $13.0 million purchase in investments held-to-maturity, was funded in part from a $7.6 million reduction in federal funds and short-term interest bearing deposits.

NONPERFORMING ASSETS

     There were no nonperforming assets or nonaccrual loans at June 30, 1999 and December 31, 1998. The allowance for possible loan losses was $748,454 at June 30, 1999 compared with $630,324 at year end 1998. Management believes the allowance for possible loan losses is adequate to provide for potential loan losses.

DEPOSITS

     Total deposits at June 30, 1999 of $122.9 million, represented an increase of $26.5 million or a 27.5% increase from $96.4 million at December 31, 1998. Noninterest-bearing demand deposits totaled $7.1 million at June 30, 1999, an increase of $1.5 million from December 31, 1998. Interest-bearing deposits increased $25 million to $115.9 million at June 30, 1999.

CAPITAL

     Equity capital at June 30, 1999 was $11.6 million. At June 30, 1999, all capital ratios were in excess of the regulatory minimums, with the Savings Bank's Tier 1, total risk-based and leverage ratio of 13.15%, 14.38% and 9.05%, respectively.

FOR THE YEAR ENDED DECEMBER 31, 1998 COMPARED TO DECEMBER 31, 1997

INVESTMENT SECURITIES

     Investment securities totaled $12.2 million at December 31, 1998. The majority of the holdings are backed by U. S. Government or Federal Agency guarantees limiting the credit risk associated with these securities. At December 31, 1998, all of the investment securities were held as available-for-sale compared to $6.5 million at December 31, 1997. There were no purchases of held-to-maturity investments in 1998 and 1997 as compared to $10.0 million in 1996. The purchases of available-for-sale investments were $20.2 million in 1998, $16.3 million in 1997 and $10.1 million in 1996.

LOANS

     Loans outstanding totaled $86.7 million at December 31, 1998. This represented an increase of 71% from the December 31, 1997 outstanding loans of $50.7 million.

     Consumer loans increased to $7.7 million at December 31, 1998, an increase of 62% from $4.8 million at December 31, 1997. Real estate construction lending totaled $22.0 million and $11.9 million at December 31, 1998 and 1997, respectively. Commercial loans of $26.6 million at December 31, 1998 increased 117% from $12.3 million at December 31, 1997.

NONPERFORMING ASSETS

     There were no nonperforming assets or nonaccrual loans at December 31, 1998 and December 31, 1997. The allowance for possible loan losses was $630,324 and $355,474 at December 31, 1998 and 1997, respectively. Management believes the allowance for possible loan losses is adequate to provide for potential loan losses.

DEPOSITS

     Total deposits at December 31, 1998 of $96.4 million, represented an increase of $24.2 million or a 33.5% increase from $72.2 million at December 31, 1997. Non-interest bearing demand deposits totaled $5.6 million at December 31, 1998, a decrease of $1.5 million from December 31, 1997. Interest bearing demand and money market deposits increased $9.7 million to $18.4 million at December 31, 1998. Savings deposits increased $2.8 million to $6.1 million at December 31, 1998. Time deposits of $66.3 million increased from $53.2 million at December 31, 1997.

CAPITAL

     Equity capital at December 31, 1998 was $11.6 million, an increase of $0.7 million from $10.9 million at December 31, 1997. A $5,000 dividend was paid by the Savings Bank to State of Franklin in connection with the reorganization. This special one time dividend was approved by the Commissioner of the Tennessee Department of Financial Institutions.

     At December 31, 1998, all capital ratios were in excess of the regulatory minimums, with The Savings Bank's Tier 1, total risk-based and leverage ratio of 16.24%, 14.98% and 9.44%, respectively.

LIQUIDITY

     The purpose of liquidity management is to ensure that there is sufficient cash flow to satisfy demands for credit, deposit withdrawals, and other corporate needs. Liquidity is adequate with cash and due from banks of $2.8 million and federal funds sold of $3.8 million as of June 30, 1999. In addition, loans repricing or maturing within one year or less exceed $29.1 million at June 30, 1999. The Savings Bank has approximately $31.1 million in certificates of deposit maturing within the next year. Management expects continued growth in deposits over the next twelve months. Traditional sources of liquidity include asset maturities and growth in core deposits. Other sources of funds such as securities sold under agreements to repurchase, negotiable certificates of deposit and other liabilities are sources of liquidity which we have not significantly used. We had unused sources of liquidity in the form of unused federal funds lines of credit and lines of credit for the Federal Home Loan Bank of Cincinnati totaling $22.0 million at June 30, 1999. There are no known trends or any known commitments of uncertainties that will result in the Savings Bank's liquidity increasing or decreasing in a material way. In addition, we are not aware of any recommendations by any regulatory authorities which would have a material effect on our liquidity, capital resources or results of operations.

EFFECTS OF INFLATION AND CHANGING PRICES

     The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.

     Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation. In the current interest rate environment, the liquidity and maturity structures of our assets and liabilities are critical to maintenance of acceptable performance levels.

YEAR 2000 COMPLIANCE

     The Year 2000 poses challenges to the banking industry. Many experts believe that even the most prepared organizations may encounter some implementation problems. The federal banking agencies are concerned that financial institutions avoid major disruptions to service and operations. All banks are required to have an action plan to address Year 2000 issues which must include an indication of management awareness of the problems and the commitment to solutions; identification of external risks; and operational issues that are relevant to a bank's Year 2000 planning.

     The Federal Financial Institutions Examination Council ("FFIEC") has issued guidelines and target time frames to accomplish critical actions concerning Year 2000 compliance:

     * By September 30, 1997, all banks should have identified affected applications and databases. Mission critical applications should be identified and an action plan set for Year 2000 work.

     * By December 31, 1997, code enhancements and revisions, hardware upgrades, and other associated changes should be largely completed by all banks. In addition, for mission critical applications, programming changes should be largely completed and testing should be well underway.

     * Between January 1, 1999 and December 31, 1999, banks should be testing and implementing their Year 2000 conversion programs.

     External factors which may adversely affect us include reliance on vendors, such as third-party data processing services and software and hardware vendors; electronic data-sensitive exchange among other financial institutions which may not be Year 2000 compliant; our corporate customers and other debtors.

     We have been assessing our state of readiness by evaluating our information technology ("IT") and non-IT systems. IT systems commonly include data processing, accounting and telephone systems. With respect to our IT systems, we estimate that our Year 2000 identification, assessment and remediation efforts are complete. We have assessed our Year 2000 status in regard to non-IT systems and have determined that no material risk exists.


     We have communicated with our significant vendors in order to determine the extent to which interfaces with such entities are vulnerable to Year 2000 issues and whether the products and services purchased from such entities are Year 2000 compliant. We have received either verbal or written assurance from these vendors that they expect to address all their significant Year 2000 issues on a timely basis. With respect to significant borrowers and depositors, we do not anticipate any material Year 2000 issues.


     We require all commercial loan applicants to complete a Year 2000 questionnaire prior to our approval of loan requests. We have discussed Year 2000-related issues with all commercial borrowers that could potentially present a significant loss to us in the event of system failures. Mission critical systems have been tested and problems that surfaced have been corrected. We believe that our commercial borrowers are Year 2000 ready and do not present significant risk relating to Year 2000 system failures.

     Even though our equipment and information systems have been tested and are Year 2000-ready, as part of our contingency and overall disaster recovery plan, we explore various worst case scenarios to ensure that the Savings Bank will be able to continue operations in the event of a Year 2000 failure or other disasters. Manual operating procedures have been tested and are in place in the unlikely event of data processing, communications, and/or electrical failures. Our contingency plan should minimize the recovery time and enable the Savings Bank to resume operations in the unlikely event of Year 2000 related failures.

     We anticipate total expenses relating to Year 2000 issues not to exceed $25,000 with approximately $4,000 remaining for staff training and customer awareness.


NEW ACCOUNTING AND REPORTING REQUIREMENTS

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), Accounting for Derivative Instruments and Hedging Activities, in June 1998. The provisions of this statement require that derivative instruments be carried at fair value for the balance sheet. The statement continues to allow derivative instruments to be used to hedge various risks and sets forth specific criteria to be used to determine when hedge accounting can be used. The statement also provides for offsetting changes in fair value or cash flows of both the derivative and the hedged asset or liability to be recognized in earnings in the same period; however, any changes in fair value or cash flow that represent the ineffective portion of a hedge are required to be recognized in earnings and cannot be deferred. For derivative instruments not accounted for as hedges, changes in fair value are required to be recognized in earnings.

     The provisions of this statement become effective for quarterly and annual reporting beginning after June 15, 2000. Although the statement allows for early adoption in any quarterly period after June 1998, we have no plans to adopt the provisions of SFAS No. 133 prior to the effective date. The impact of adopting the provisions of this statement on our financial position, results of operations and cash flow subsequent to the effective date is not currently estimable and will depend on our financial position and the nature and purpose of the derivative instruments in use by management at that time.

                                    BUSINESS
OVERVIEW

     We are a registered bank holding company organized under the laws of Tennessee headquartered in Johnson City, Tennessee. The Savings Bank is a wholly owned subsidiary through which we conduct our banking operations. On June 30, 1999 we had consolidated total assets of approximately $145 million. State of Franklin Leasing Corporation is a wholly owned subsidiary of State of Franklin which engages in equipment lease financing. The Savings Bank offers title services through its wholly owned subsidiary John Sevier Title Services, Inc.

     We believe we can present an alternative to recent mergers of large financial institutions by offering local ownership, local decision making and other personalized services characteristic of local, community-based financial institutions. The holding company structure provides flexibility for expansion of our banking business through acquisition of other financial institutions and provision of additional banking-related services which the traditional commercial bank may not provide under present laws.

THE SAVINGS BANK

     The Savings Bank is incorporated under the laws of the State of Tennessee. It commenced business on February 26, 1996 as a Tennessee-chartered savings bank whose deposits are insured by the FDIC. The Savings Bank is regulated by the Tennessee Department of Financial Institutions and the FDIC. The Savings Bank operates a main office and two branches in Johnson City, Washington County, Tennessee, and one branch in Kingsport, Sullivan County, Tennessee. The Savings Bank owns John Sevier Title Services Inc., a Tennessee-chartered and regulated title insurance company.

SERVICES

     We provide a wide range of personal and corporate banking services. Our principal business is to accept demand and savings deposits from the general public and to invest such funds in residential mortgage loans and, to a lesser extent, in commercial and consumer loans in our market area. We seek savings deposits and transaction accounts from households and businesses by offering a full range of savings accounts, retirement and professional accounts, checking accounts and time certificates. We also offer 24-hour automated teller machines and other financial services.

MARKETS

     Our customers are primarily individuals and households and small-to-medium sized businesses, as well as physicians and other professionals. We are subject to substantial competition, however, from other commercial banks, savings and loan associations, credit unions and finance companies operating in Washington and Sullivan counties and elsewhere in the Tri-Cities, Tennessee / Virginia region. Particularly intense competition for loans and deposits comes from other financial institutions in our market area.

     In certain aspects of our business, we also compete with credit unions, small loan companies, insurance companies, mortgage companies, finance companies, brokerage houses and other financial institutions, some of which are not subject to the same degree of regulation and restriction that we are, and some of which have financial resources greater than ours. Our future success will depend primarily upon the difference between the cost of our borrowing (primarily interest paid on deposits) and income from operations (primarily interest or fees earned on loans, sales of loans and investments). We compete for funds with other institutions, which, in most cases, are significantly larger than we are and are able to provide a greater variety of services than we can. These competitors may thus obtain deposits at lower rates of interest.

NET INTEREST INCOME

     The following table sets forth weighted average yields earned on our earning assets and the weighted average rates paid on our average deposits and other interest-bearing liabilities for the six months ended June 30, 1999 and 1998 and the years indicated, and certain other information:

                                                                          June 30,
                                             ---------------------------------------------------------------
                                                          1999                              1998
                                             ------------------------------   ------------------------------
(Fully taxable equivalent)                              Interest    Average              Interest    Average
(Dollars in thousands)                       Average    Income/     Yields/   Average     Income/    Yields/
                                             Balance    Expense      Rate     Balance     Expense    Balance
                                             -------    -------      ----     -------     -------    -------
ASSETS:

Interest-earning assets:
Loans, net of unearned income.............. $  91,373    $3,730       8.2%    $58,928      $2,502       8.5%
U.S. Treasury and other U.S. government
   agencies................................    21,570       717       6.7%     17,625         602       6.8%
Other earning assets ......................     2,805        96       6.9%        933          28       6.1%
Federal funds sold.........................     6,825       174       5.1%      8,787         230       5.2%
                                             --------    ------               -------      ------
    Total interest-earning assets/interest
      income..............................    122,573     4,718       7.7%     86,273       3,363       7.8%
                                             --------    ------               -------      ------
Cash and due from banks....................     2,793                           2,342
Other assets...............................     6,697                           6,819
Allowance for loan losses..................      (668)                           (355)
                                             --------                         -------
    Total..................................  $131,395                         $95,079
                                             ========                         =======

LIABILITIES AND STOCKHOLDERS' EQUITY:

Interest-bearing liabilities:
Demand deposits............................  $ 18,294   $   354       3.9%    $11,254     $   226       4.0%
Savings....................................    32,856       798       4.9%      3,785          83       4.4%
Individual retirement accounts.............     4,812       133       5.5%      4,242         130       6.2%
Time certificates..........................    47,034     1,302       5.5%     56,114       1,628       5.8%
Note payable...............................     9,099       245       5.4%      1,617          42       5.2%
                                             --------    ------               -------      ------
    Total interest-bearing liabilities/
      interest expense.....................   112,095     2,832       5.1%     77,013       2,110       5.5%
                                             --------    ------               -------      ------
Non-interest bearing demand  deposits......     5,931                           5,656
Other liabilities..........................     1,769                           1,402
Stockholders' equity.......................    11,599                          11,009
                                             --------                         -------
    Total..................................  $131,395                         $95,079
                                             ========                         =======
Net interest earnings......................              $1,886                            $1,253
                                                         ======                            ======
Net interest on interest-earning assets....                           3.1%                              2.9%

Return on average assets...................                           0.60%                             0.33%
Return on average equity...................                           6.81%                             2.85%
Cash dividends declared....................                             --                                --
Dividend payout ratio......................                             --                                --




                                                                           December 31,
                                               -------------------------------------------------------------------
                                                             1998                                1997
                                               --------------------------------   --------------------------------
(Fully taxable equivalent)                                Interest      Average              Interest      Average
(Dollars in thousands)                         Average     Income/      Yields/   Average    Income/        Yields/
                                               Balance     Expense       Rate     Balance    Expense         Rate
                                               -------     -------       ----     -------    -------         ----
ASSETS:

Interest-earning assets:
Loans, net of unearned income..............    $ 68,732    $ 5,757        8.4%    $33,907     $ 2,729          8.0%
U.S. Treasury and other U.S. government
   agencies................................      13,946        978        7.0%     14,892       1,569         10.5%
Other earning assets ......................       3,206        195        6.1%        481          51         10.6%
Federal funds sold.........................       8,258        453        5.5%      7,659         257          3.4%
                                               --------    -------                -------      ------
    Total interest-earning assets/interest
      income..............................       94,142      7,383        7.8%     56,939       4,606          8.1%
                                               --------    -------                -------      ------
Cash and due from banks....................       2,414                             1,993
Other assets...............................       4,641                             3,002
Allowance for loan losses..................       (493)                             (243)
                                               -------                            ------
    Total..................................    $100,704                           $61,691
                                               ========                           =======

LIABILITIES AND STOCKHOLDERS' EQUITY:
Interest-bearing liabilities:
Demand deposits............................    $ 13,529     $  546        4.0%    $ 6,231      $  273          4.4%
Savings....................................       4,699        192        4.1%      2,157         117          5.4%
Individual retirement accounts.............       4,336        269        6.2%      2,490         161          6.5%
Time certificates..........................      55,398      3,451        6.2%     37,653       2,425          6.4%
Note payable...............................       4,844        304        6.3%         --          --            --
                                               --------     ------                -------      ------
    Total interest-bearing liabilities/
      interest expense.....................      82,806      4,762        5.8%     48,531       2,976          6.1%
                                               --------     ------                -------      ------
Non-interest bearing demand  deposits......       6,343                             4,700
Other liabilities..........................         319                               284
Stockholders' equity.......................      11,236                             8,176
                                               --------                           -------
    Total..................................    $100,704                           $61,691
                                               ========                           =======
Net interest earnings......................                 $2,621                             $1,630
                                                            ======                             ======
Net interest on interest-earning assets....                               2.8%                                 2.9%

Return on average assets...................                              0.47%                                0.09%
Return on average equity...................                              4.42%                                0.70%
Cash dividends declared....................                                 --                                   --
Dividend payout ratio......................                                 --                                   --

     The following table presents a summary of changes in interest income, interest expense, and the interest rate differential aggregated by the changes in volumes and rates:

                                            June 30, 1999                December 31, 1998             December 31, 1997
                                               versus                         versus                         versus
                                            June 30, 1998                 December 31, 1997             December 31, 1996
                                         Increase (Decrease)            Increase (Decrease)            Increase (Decrease)
                                          Change due to: (1)             Change Due to: (1)             Change Due to: (1)
                                      ---------------------------    ---------------------------    ---------------------------
(Dollars in Thousands)                Volume     Rate      Total     Volume     Rate     Total      Volume    Rate       Total
                                      -------    -----    -------    -------    -----    -------    ------   -------    -------
Increase (decrease) in(2):
Loans, net of unearned income .....   $ 1,325    $ (96)   $ 1,228    $ 2,892    $ 136    $ 3,028    $2,048   $   111    $ 2,159
U.S. Treasury and other U.S. ......
       government agency securities       131      (16)       115        (70)    (521)      (591)      863       574      1,437
Other earning assets ..............        64       (4)        68        166      (22)       144        10         5         15
Federal funds sold ................       (50)      (6)       (56)        35      161        196       167      (196)       (29)
                                      -------    -----    -------    -------    -----    -------    ------   -------    -------
     Total interest income ........     1,397      (42)     1,355      3,023     (246)     2,777     3,088       494      3,582
                                      -------    -----    -------    -------    -----    -------    ------   -------    -------
Increase (decrease) in(2):
Demand deposits ...................       136       (8)       128        298      (25)       273       190        17        207
Savings deposits ..................       706        9        715        103      (28)        75        89        (3)        86
Individual retirement accounts ....        16      (13)         3        113       (7)       108       124        11        135
Time certificates .................      (251)     (75)      (326)     1,101      (75)     1,026     1,600       260      1,860
Note payable ......................       201        2        203        304       --        304        --        --         --
                                      -------    -----    -------    -------    -----    -------    ------   -------    -------
     Total interest expense .......       886     (165)       722      1,919     (135)     1,786     2,003       285      2,288
                                      -------    -----    -------    -------    -----    -------    ------   -------    -------

Increase in net interest income ...                       $   633                        $   991                        $ 1,294
                                                          =======                        =======                        =======

----------

(1) Increases (decreases) are attributable to volume changes and rate changes on the following basis: Volume Change equals change in volume times prior year rate. Rate Change equals change in rate times prior year volume. Changes that are not due solely to volume or rate changes are allocated to volume.

(2) For purposes of this schedule, non-accruing loans are included in the average balances and tax exempt income is reflected on a tax equivalent basis. As tax exempt income is exempt only for Federal income tax purposes and not Tennessee purposes, tax equivalent income is based upon an effective 34% tax rate. Loan fees included in interest income are not material to the presentation.

ASSET/LIABILITY MANAGEMENT

     A committee composed of our officers and directors is responsible for managing our assets and liabilities. The chairman of the committee is our Chairman of the Board, Charles E. Allen, Jr. The committee attempts to manage our asset growth, liquidity and capital to maximize income and reduce interest rate risk. The committee directs our overall acquisition and allocation of funds and reviews and discusses our assets and liability funds budget in relation to the actual flow of funds. The committee also reviews and discusses

     -    peer group comparisons,
     -    the ratio of rate-sensitive assets to rate-sensitive liabilities,
     - the ratio of allowance for loan losses to outstanding and nonperforming loans,
     -    expected loan demand,
     -    investment opportunities,
     -    core deposit growth within specific categories,
     -    regulatory changes,
     -    monetary policy adjustments, and
     -    the overall state of the local and national economies.

     The matching of assets and liabilities may be analyzed by examining the extent to which the assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

     The following tables contain interest sensitivity profiles for the Savings Bank as of June 30, 1999, December 31, 1998 and 1997. The table represents a static point in time and does not consider other variables, such as changing spread relationships or interest rate levels. "Net repricing gap" is the difference between total earning assets and total interest-bearing liabilities repricing in any given period and "cumulative gap" is the sum of the net repricing gap from period to period. Interest-bearing demand, savings and money market account deposits are presented as repricing in the earliest period presented.

                                                                Savings Bank Only
                                          ---------------------------------------------------------
                                                                  June 30, 1999
                                          ---------------------------------------------------------
                                                       After 3       After 12
                                                       months         months
                                           Within      Within         Within      After
                                          3 months    12 months      5 years     5 years    Total
                                          --------    ---------     --------     -------   --------
(Dollars in thousands)
EARNING ASSETS:
Loans .................................   $ 27,802     $  1,642     $ 41,177     $27,835   $ 98,456
Investment securities:
     Available for sale ...............         --           --        1,976      17,283     19,259
     Held to maturity .................         --           --           --      12,988     12,988
Federal funds sold ....................      3,804           --           --          --      3,804
Interest-bearing deposits .............         --           --           --          --         --
Federal Home Loan Bank stock...........      1,368           --           --          --      1,368
                                          --------     --------     --------     -------   --------
     Total earning assets .............   $ 32,974     $  1,642     $ 43,153     $58,106   $135,875
                                          ========     ========     ========     =======   ========

INTEREST-BEARING LIABILITIES:

Total interest-bearing deposits .......     79,865       20,463       15,538          --    115,866
Long-term debt ........................         --           --           --       9,000      9,000
                                          --------     --------     --------     -------   --------
     Total interest-bearing liabilities   $ 79,865     $ 20,463     $ 15,538     $ 9,000   $124,866
                                          ========     ========     ========     =======   ========
Net repricing gap .....................   $(46,891)    $(18,821)    $ 27,614     $49,106   $ 11,008
Rate sensitivity gap:

Net repricing gap as a percentage
  of total earning assets .............      34.51%       13.85%      (20.32)%    (36.14)%    (8.10)%
Cumulative gap ........................   $(46,891)    $(65,712)    $(38,098)    $11,008   $ 11,008
Cumulative gap as a percentage of
  total earning assets ................      34.51%       48.36%       28.04%      (8.10)%    (8.10)%

                                                                Savings Bank Only
                                          ---------------------------------------------------------
                                                                December 31, 1998
                                          ---------------------------------------------------------
                                                       After 3       After 12
                                                       months         months
                                           Within      Within         Within      After
                                          3 months    12 months      5 years     5 years    Total
                                          --------    ---------     --------     -------   --------
(Dollars in thousands)
EARNING ASSETS:
Loans .................................   $ 26,424     $  7,443     $ 38,406     $14,462   $ 86,735
Investment securities:
     Available for sale ...............         --           --           36      12,045     12,081
     Held to maturity .................         --           --           --          --         --
Federal funds sold ....................      6,421           --           --          --      6,421
Federal Home Loan Bank stock ..........        471           --           --          --        471
Interest-bearing deposits .............      5,113           --           --          --      5,113
                                          --------     --------     --------     -------   --------
       Total earning assets ...........   $ 38,429     $  7,443     $ 38,442     $26,507   $110,821
                                          ========     ========     ========     =======   ========
INTEREST-BEARING LIABILITIES:
Interest-bearing deposits .............   $ 22,879     $ 24,515     $ 43,534     $    --   $ 90,928
Long-term debt ........................         --           --           --       9,000      9,000
                                          --------     --------     --------     -------   --------
       Total interest-bearing liabilities $ 22,879     $ 27,515     $ 49,534     $ 9,000   $ 99,928
                                          ========     ========     ========     =======   ========
Net repricing gap .....................   $ 15,550     $(17,072)    $ (5,092)    $17,507   $ 10,893
Rate sensitivity gap:
Net repricing gap as a percentage
  of total earning assets .............     (11.44)%      15.41%        4.59%     (15.80)%    (9.83)%
Cumulative gap ........................   $ 15,550     $ (1,522)    $ (6,614)    $10,893   $ 10,893
Cumulative gap as a percentage of
  total earning assets ................     (11.44)%       1.12%        4.87%      (8.02)%    (8.02)%



                                                                Savings Bank Only
                                          ---------------------------------------------------------
                                                                December 31, 1997
                                          ---------------------------------------------------------
                                                       After 3       After 12
                                                       months         months
                                           Within      Within         Within      After
                                          3 months    12 months      5 years     5 years    Total
                                          --------    ---------     --------     -------   --------
(Dollars in thousands)
EARNING ASSETS:

Loans .................................   $  8,116     $  6,945     $ 11,882     $23,843   $ 50,786
Investment securities:
     Available for sale ...............          4           --        1,930       4,530      6,464
     Held to maturity .................         --           --        2,300       7,700     10,000
Federal funds sold ....................     10,094           --           --          --     10,094
                                          --------     --------     --------     -------   --------
        Total earning assets ..........   $ 18,214     $  6,945     $ 16,112     $36,073   $ 77,344
                                          ========     ========     ========     =======   ========

INTEREST-BEARING LIABILITIES:
Interest-bearing deposits .............   $ 21,379     $ 24,977     $ 18,742     $    --   $ 65,098
                                          --------     --------     --------     -------   --------
        Total interest-bearing
          liabilities .................   $ 21,379     $ 24,977     $ 18,742     $    --   $ 65,098
                                          ========     ========     ========     =======   ========
Net repricing gap .....................   $ (3,165)    $(18,032)    $ (2,630)    $36,073   $ 12,246
Rate sensitivity gap:
Net repricing gap as a percentage
  of total earning assets .............      (4.09)%     (23.31)%      (3.40)%     46.64%     15.83%
Cumulative gap ........................   $ (3,165)    $(21,197)    $(23,827)    $12,246   $ 12,246
Cumulative gap as a percentage of
  total earning assets ................      (4.09)%     (27.41)%     (30.81)%     15.83%     15.83%

     Management has made the following assumptions in the above analysis:

     (a) Assets and liabilities are generally assigned to a period based upon their earliest repricing period when the repricing is less than the contractual maturity.

     (b)  Nonaccrual loans, if any, are included in the loan category.

     (c) Investment securities available for sale are currently treated in the same manner as comparable securities in the investment securities held to maturity portfolio in that they are scheduled according to the earlier of their contractual maturities or earliest repricing dates; however, the maturities of callable agency securities are scheduled according to their call dates when valued at a premium to par.

     (d) Money market deposits and savings deposits that have no contractual maturities are scheduled in the within 3 months category.

DEPOSITS

     We offer a full range of depositor accounts and services to both consumers and businesses. None of these deposits were brokered. Our primary source of funds is interest-bearing deposits. The following table sets forth our deposit structure at June 30, 1999 and December 31, 1998 and 1997(in thousands).

                                                 June 30,      December 31,
                                                 --------   -----------------
                                                   1999      1998      1997
                                                 --------   -------   -------
Non interest-bearing deposits:
Individuals, partnerships and corporations ...   $  5,670   $ 4,346   $ 5,838
Certified and official checks ................      1,375     1,292     1,309
                                                 --------   -------   -------
  Total non interest-bearing deposits ........      7,045     5,638     7,147

Interest-bearing deposits:
Interest-bearing demand accounts .............     19,102    18,306     8,648
Savings accounts .............................     50,091     6,108     3,291
Certificates of deposit, less than $100,000 ..     36,066    49,587    40,306
Certificates of deposit, greater than $100,000     10,607    16,725    12,852
                                                 --------   -------   -------
  Total interest-bearing deposits ............    115,866    90,726    65,097
                                                 --------   -------   -------
  Total deposits .............................   $122,911   $96,364   $72,244
                                                 ========   =======   =======


     The following table presents a breakdown by category of the weighted average rate on deposits and the average amount of deposits for the periods as indicated (in thousands):

                                                              June 30,                                 December 31,
                                                ----------------------------------       ---------------------------------
                                                     1999               1998                 1998               1997
                                                ---------------    ---------------      ---------------    ---------------
Non interest-bearing commercial
  deposits...............................       0.00%  $  3,980    0.00%  $  2,106      0.00%  $  2,440    0.00%  $  1,617
Savings deposits.........................       4.86%    32,856    4.38%     3,808      4.25%     4,699    4.25%     2,157
Money market deposits ...................       4.52%    13,317    4.63%     8,316      4.48%    10,336    4.31%     4,582
Time deposits ...........................       6.54%    51,847    5.86%    59,990      5.65%    59,734    5.89%    40.143
Interest-bearing and non interest-bearing
     demand deposits ....................       1.53%     6,928    1.52%     5,331      1.64%     7,095    1.79%     4,732
                                                       --------           --------             --------           --------
     Total deposits .....................              $108,927           $ 79,551             $ 84,304           $ 53,231
                                                       ========           ========             ========           ========

     At June 30, 1999 and December 31, 1998, time deposits greater than $100,000 aggregated approximately $10.6 million and $16.7 million, respectively. The following table indicates, as of June 30, 1999 and December 31, 1998, the dollar amount of $100,000 or more deposits by the time remaining until maturity (in thousands):

                                June 30, 1999                    December 31, 1998
                    ----------------------------------  -----------------------------------
                                      1 Year                              1 Year
                    3 Months 3 to 12  through           3 Months 3 to 12  through
                    or less   Months  5 years   Total    or less  Months  5 years    Total
                    ------   ------   ------   -------   ------   ------  -------   -------
Time certificates   $2,170   $4,809   $3,628   $10,607   $6,271   $5,670   $4,784   $16,725

ASSETS

     Our management considers many criteria in managing assets, including creditworthiness, diversification and structural characteristics, maturity and interest rate sensitivity. The following table sets forth our interest-earning assets by category at June 30, 1999 and 1998 and December 31, 1998 and 1997.

                                                                         June 30,           December 31,
                                                                   -------------------   ------------------
                                                                     1999       1998       1998      1997
                                                                   --------   --------   --------   -------
(In Thousands)
Investment securities:
  Available for sale ...........................................   $ 19,857   $ 17,618   $ 12,249   $ 6,463
  Held to maturity .............................................     12,988        998         --    10,000
Federal funds sold .............................................      3,804      7,208      6,421    10,093
Federal Home Loan Bank stock ...................................      1,368        455        471        --
Short term deposits.............................................         --      5,000      5,113        --
Loans:
  Real estate ..................................................     69,523     51,997     64,169    38,471
  Commercial and other .........................................     29,457     16,968     22,634    12,311
                                                                   --------   --------   --------   -------
    Total loans ................................................     98,980     68,945     86,803    50,782
   Less unearned income ........................................         66         61         68        52
                                                                   --------   --------   --------   -------
  Loans, net of unearned income ................................     98,914     68,884     86,735    50,730
                                                                   --------   --------   --------   -------
      Total interest-earning assets ............................   $136,931   $100,116   $110,989   $77,286
                                                                   ========   ========   ========   =======

INVESTMENT PORTFOLIO

     For a description of the composition of the carrying value of our investment portfolio at June 30, 1999 and 1998 and December 31, 1998 and 1997, see Note 13 to the Notes to Consolidated Financial Statements attached hereto.

     The following table presents the maturity distribution of the amortized cost and estimated market value of our investment portfolio at June 30, 1999 and December 31, 1998. The weighted average yields on these instruments are presented based on final maturity. Yields on obligations of states and political subdivisions have not been adjusted to a fully-taxable equivalent basis.

                                                    June 30, 1999                    December 31, 1998
                                          -------------------------------    -------------------------------
                                                      Estimated  Weighted              Estimated    Weighted
                                          Amortized     Market    Average    Amortized    Market     Average
                                            Cost        Value      Yield       Cost       Value       Yield
                                           -------     -------      ----     -------     -------       ----
(Dollars in Thousands)
Held to maturity:
Obligations of U.S. Government agencies:
  Due after 1 year but within 5 years ..   $ 1,000     $   985      6.25%         --          --         --
  Due after 5 years but  within 10 years    11,988      11,532      6.43%         --          --         --
                                           -------     -------
     Total .............................   $12,988     $12,517      6.41%
                                           =======     =======
Available for sale:
Obligations of U.S. Government agencies:
  Due within 1 year ....................   $    --     $    --               $    36     $    36       7.20%
  Due after 1 year but within 5 years ..       998         976      6.06%      5,990       6,010       6.68%
  Due after 5 years but within 10 years     15,268      14,891      6.66%      5,564       5,604       7.06%
  Due after 10 years ...................     2,993       2,869      6.81%         --          --

Other investments
  Due within 1 year.....................       598         598      4.37%        598         598       4.64%
                                           -------     -------               -------     -------
     Total .............................   $19,857     $19,334      6.66%    $12,188     $12,248       6.71%
                                           =======     =======               =======     =======

INVESTMENT POLICY

     Our investment portfolio policy is designed to provide guidelines by which the funds not otherwise needed to meet loan demand of our market area can best be invested to meet fluctuations in the loan demand and deposit structure. Our investment officer, Chairman Allen, seeks to balance the market and credit risk against the potential investment return, make investments compatible with the pledging requirements of our deposits of public funds, maintain compliance with regulatory investment requirements. The Investment Policy is reviewed annually by the Directors. Chairman Allen reports monthly to the Directors.

LOAN PORTFOLIO

     The following table sets forth the composition of our loan portfolio net at June 30, 1999 and 1998 and December 31, 1998 and 1997.

                                           June 30,         December 31,
                                      -----------------   -----------------
                                       1999      1998      1998      1997
                                      -------   -------   -------   -------
(In Thousands)
Real estate loans:
  Construction and land development   $ 2,034   $ 1,048   $ 2,013   $   551
  Secured by residential properties    56,372    44,420    51,821    34,176
  Commercial real estate loans ....    11,117     6,571     9,104     6,447
                                      -------   -------   -------   -------
     Total real estate loans ......    69,523    52,039    62,938    41,174
Commercial and industrial loans ...    16,806    10,572    13,784     6,193
Installment loans .................    12,180     5,855     9,424     3,176
Other consumer loans ..............       378       417       396       183
All other loans ...................        27         7       193         4
                                      -------   -------   -------   -------
    Total loans ...................   $98,914   $68,884   $86,735   $50,730
                                      =======   =======   =======   =======

     The following table sets forth the maturities of the loan portfolio and the sensitivity to interest rate changes of that portion of our portfolio that matures after one year.


                                                       June 30, 1999
                                      -------------------------------------------------
                                                       Maturity Range
                                      -------------------------------------------------
                                      One Year    One Through      Over
(In Thousands)                        or Less      Five Years    Five Years      Total
                                      -------     -----------    ----------     -------
Real estate construction loans        $ 1,045       $   989       $    --       $ 2,034
Commercial and industrial loans         6,647         8,465         1,694        16,806
All other loans ...............        21,752        34,182        24,140        80,074
                                      -------       -------       -------       -------
  Total loans .................       $29,444       $43,636       $25,834       $98,914
                                      =======       =======       =======       =======


                                                     December 31, 1998
                                      -------------------------------------------------
                                                       Maturity Range
                                      -------------------------------------------------
                                      One Year    One Through      Over
(In Thousands)                        or Less      Five Years    Five Years      Total
                                      -------     -----------    ----------     -------
Real estate construction loans        $ 1,024       $   989       $    --       $ 2,013
Commercial and industrial loans         5,452         6,943         1,389        13,784
All other loans ...............        17,391        30,474        23,073        70,938
                                      -------       -------       -------       -------
  Total loans .................       $23,867       $38,406       $24,462       $86,735
                                      =======       =======       =======       =======



     The sensitivity to interest rate changes of that portion of our loan portfolio that matures after one year is set forth below.

Real estate, commercial and industrial loans maturing after one year as of December 31, 1998 (in thousands):

Fixed rate .............................       $ 3,635
Floating rate ..........................         5,686
                                               -------
                                               $ 9,321
                                               =======

LENDING POLICY

     While the ultimate authority to approve loans rests with our Board of Directors, lending authority is delegated by the Directors to our loan officers and loan committees, each of whom may make a limited amount of secured and unsecured loans to a single borrower or related group of borrowers. Lending limits of individual officers are documented in the respective personnel files and are reviewed annually by the Directors. Loan officers discuss with a senior officer any loan request which exceeds their individual lending limit. The loan must have the joint approval from the originating officer and a senior officer. Our President and Chief Executive Officer has the authority to approve first mortgages for one-to-four family residential loans which conform to the guidelines of the Farmers Home Administration, the Veterans Administration, and the Tennessee Housing Development Authority, and other conventional investors in any amount.

     Our Lending Policy provides written guidelines for lending activities and is reviewed at least annually by the Directors. The Directors recognize that, from time to time, it is in State of Franklin's best interest to deviate from the established, written credit policy and have established guidelines for granting exceptions to the policy. Situations in which such exceptions might be granted include the waiving of requirements for independent audited financial statements when a comfort level with respect to the financial statements of the borrower can be otherwise obtained; and when it is desirable to meet the terms offered by a competitor. All exceptions granted are documented in the loan committee's minutes.

     State of Franklin's primary business lies in making real estate mortgage loans in the market area. Real estate loans made outside the market area must be in compliance with the exception-to-policy guidelines. Lending activities in the real estate area tend to fall into the four general categories of

     -    acquisition and development,
     -    construction,
     -    permanent financing, and
     -    home equity.

     As a general rule, we seek to maintain loan-to-collateral value ratios of at least 80% of the actual purchase price or the appraised value, whichever is less. This limit is reduced for certain types of real estate loans in conformity to industry and regulatory guidelines. The following standards, established by inter-agency guidelines by the federal bank regulators, including the FDIC, went into effect on March 19, 1993:

                                                        Maximum Allowable
     Loan Category                                     Loan-to-Value Ratio
     -------------                                     -------------------
Land ...................................................       65%
Land development .......................................       75%
Owner-occupied land development ........................       75%
Construction
     Commercial, multifamily(1) and other nonresidential       80%
     1-4 family residential ............................       85%
Improved property ......................................       85%
Owner-occupied 1-4 family and home equity(2) ...........       85%

(1)  Multifamily construction includes condominiums and cooperatives.
(2) A loan-to-value limit has not been established for permanent mortgage or home equity loans or owner-occupied, 1-4 family residential property. However, for any such loan with a loan-to-value ratio that equals or exceeds 90% at origination, appropriate credit enhancement in the form of either mortgage insurance or readily marketable collateral is required.

LOAN REVIEW AND NONPERFORMING ASSETS

     We have an internal loan review system to determine deficiencies and corrective action to be taken. Loans are graded as follows:

     CLASS 1. Prime loans based upon liquid collateral with adequate margin or supported by strong financial statement of recent date. Character and repayment ability of borrower are excellent and unquestioned. Position of company in its industry and in its community is excellent. High liquidity, minimum risk, good ratios, low handling cost.

     CLASS 2. Desirable loans of somewhat less stature than Class A, but with strong financial statements, and/or secured by strong collateral position. Probability of serious financial deterioration is unlikely.

     CLASS 3. Satisfactory loans of average or mediocre strength; having some deficiency or vulnerability to changing economic or industry conditions, but currently collectible. Secured loans lacking in margin or liquidity. Loans to individuals, perhaps supported in dollars of net worth but whose supporting assets are illiquid. Sometimes used as a temporary classification for untested borrowers or where information is incomplete.

     CLASS 4. First classification that has relevancy to bank examiners. A warning classification which portrays one or more deficiencies that cannot be tolerated even in the short run. Regulatory classification "Other Assets Especially Mentioned.

     CLASS 5. Substandard credits for their steadiness or other deficient nature. Company or individual loans with no evident future, which are unfavorable, affecting loan-to-deposit ratio or cost of funds. Heavy leveraged accounts, with no immediate relief or compensating features. Accounts requiring attention of loan officer due to lack of borrower cooperation.

     CLASS 6. Doubtful credits with weaknesses demanding full attention of loan officer. Collection or liquidation in full is highly questionable. Serious problems exist to the point where a partial loss of principal is likely.

     CLASS 7. Loans where an element of probable loss is present. Critical credits requiring immediate and drastic action. Loan should probably be charged off. Bank examiners will probably classify such loans as "Loss."

     Loans graded "5", "6" or "7" will automatically be referred to management for inclusion on our "watch list." We also employ an outside bank consulting firm to perform an independent annual loan review.

     Nonperforming loans are placed on non-accrual basis of accounting if (i) there is deterioration in the financial condition of the borrower; (ii) payment in full of principal or interest is not expected; or (iii) principal or interest has been in default for 90 days or more, unless the obligation is well secured and in the process of collection. The three categories of nonperforming loans are non-accrual status loans, renegotiated debt, and loans in Chapter 13 bankruptcy unless a repayment schedule is adopted that pays out the loan.

     At June 30, 1999 the Savings Bank had no non accrual or restructured loans. Loans 90 days or more past due totaled $80 thousand at June 30, 1999. The Savings Bank has no loans to foreign borrowers and we are not aware of any problems that would significantly increase the amount or number of problem loans in the coming months. In addition, we have discussed possible Year 2000 related problems with all significant borrowers and do not anticipate any credit losses resulting from Year 2000 failures.

CREDIT RISK MANAGEMENT AND RESERVE FOR LOAN LOSSES

     Credit risk and exposure to loss are inherent parts of the banking business. Management seeks to manage and minimize these risks through its loan and investment policies and loan review procedures. Management establishes and continually reviews lending and investment criteria and approval procedures that it believes reflect the risk sensitive nature of our business. The loan review procedures are set to monitor adherence to the established criteria and to ensure that on a continuing basis such standards are enforced and maintained. Management's objective in establishing lending and investment standards is to manage the risk of loss and provide for income generation through pricing policies. To effect this policy, management meets weekly to review and approve loans and meets monthly to review investments.

     The loan portfolio is regularly reviewed and management determines the amount of loans to be charged-off. In addition, such factors as our previous loan loss experience, prevailing and anticipated economic conditions, industry concentrations and the overall quality of the loan portfolio are considered. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowances for losses on loans and real estate owned. Such agencies may require us to recognize additions to the allowances based on their judgments about information available at the time of their examinations. In addition, any loan or portion thereof which is classified as a "loss" by regulatory examiners is charged-off.


     The reserve for loan losses is increased by provisions charged to operating expense. The reserve is reduced by charging off loans or portions of loans at the time they are deemed by management to be uncollectible and increased when loans previously charged off are recovered. The resulting reserve for loan losses is viewed by management as a single, unallocated reserve available for all loans. Rules and formulas relative to the adequacy of the reserve, although useful as guidelines to management, are not rigidly applied. The reserve for loan losses was $630,000 at year end 1998, or 0.7% of loans outstanding, net of unearned income, compared to $355,000 or 0.7% at year end 1997. During these periods both charge-offs and loans on non accrual have remained relatively low. Management does not foresee any events that will significantly increase loan losses in the coming months, however, increases to the reserve were made primarily as a result of growth and the risk associated with the size of the loan portfolio. While the reserve has increased significantly, it has remained relatively level as a percent of total loans. The following table presents data related to our reserve for loan losses for the second quarter ended June 30, 1999 and 1998 and the years ended December 31, 1998 and 1997.

                                                                      June 30,               December 31,
                                                                  ----------------        -----------------
                                                                  1999        1998        1998        1997
                                                                  ----        ----        ----        ----
(Dollars In Thousands)
Balance at beginning of period ............................       $630        $355        $355        $130
Charge offs:
  Commercial ..............................................         --          --          --          --
  Real estate mortgage ....................................         --          --          --           1
  Installment loans to individuals ........................          1          --          --          --
                                                                  ----        ----        ----        ----
Recoveries:
  Commercial ..............................................         --          --          --          --
  Real estate mortgage ....................................         --          --          --          --
  Installment loans to individuals ........................         --          --          --          --
                                                                  ----        ----        ----        ----
Net charge offs ...........................................          1          --          --           1
Additions to reserve charged to operations ................        119         128         275         226
                                                                  ----        ----        ----        ----
Balance at end of period ..................................       $748        $483        $630        $355
                                                                  ====        ====        ====        ====
Ratio of net charge offs during the period to average loans
   outstanding during the period ..........................        0.0%        0.0%        0.0%        0.0%
Average allowance for loan losses to average total loans ..        0.8%        0.7%        0.7%        0.7%

     At June 30, 1999 and 1998 and December 31, 1998 and 1997, the allowance for loan losses was allocated as follows:


                                                  June 30,                                         December 31,
                            --------------------------------------------------  --------------------------------------------------
                                      1999                    1998                       1998                       1997
                            ------------------------  ------------------------  -----------------------   ------------------------
                                      % of loans in             % of loans in            % of loans in              % of loans in
                                      each category             each category            each category              each category
                            Amount    to total loans  Amount    to total loans  Amount   to total loans   Amount    to total loans
                            ------    --------------  ------    --------------  ------   --------------   ------    --------------
(Dollars in thousands)
Commercial .........         $127          17%         $115          15%         $ 15           2%         $ 12          12%
Real estate mortgage          525          70%          565          76%          460          73%          288          81%
All other ..........           96          13%           68           9%          155          25%           55           7%
                             ----         ---          ----         ---          ----         ---          ----         ---
   Total ...........         $748         100%         $483         100%         $630         100%         $355         100%
                             ====         ===          ====         ===          ====         ===          ====         ===

     The allocation of the allowance is presented based in part on evaluations of past history and composition of the loan portfolio. Since these factors are subject to change, the current allocation of the allowance is not necessarily indicative of the breakdown of future losses.

     The following table sets forth information with respect to our nonperforming loans on the dates indicated. Accrual of interest is discontinued when there is reasonable doubt as to the full, timely collections of interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it is reviewed and a determination is made as to whether it should be placed on nonaccrual status. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. Restructured loans are those loans on which concessions in terms have been granted because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

                                                                                      June 30,         December 31,
                                                                                    ------------       ------------
                                                                                    1999    1998       1998    1997
                                                                                    ----    ----       ----    ----
Nonaccrual past due and restructured loans (Dollars in thousands):
Nonaccrual loans ................................................................     --      --         --      --
Restructured loans ..............................................................     --      --         --      --
Other loans past due 90 days or more to principal or interest payments ..........   $ 80    $606    $     2    $242
Noncurrent loans as a percentage of net loans before allowance for loan losses...   0.08%   0.88%      0.00%   0.48%
Allowance for loan losses as a percentage of noncurrent loans ...................    935%     80%    31,500%    147%

CAPITAL RESOURCES/LIQUIDITY

     Of primary importance to depositors, creditors and regulators is the ability to have readily available funds sufficient to repay fully maturing liabilities. Our liquidity, represented by cash and cash due from banks, is a result of our operating, investing and financing activities. In order to insure funds are available at all times, we devote resources to projecting on a monthly basis the amount of funds which will be required and maintain relationships with a diversified customer base so funds are accessible. Liquidity requirements can also be met through short-term borrowings or the disposition of short-term assets which are generally matched to correspond to the maturity of liabilities.

     Although we have no formal liquidity policy, in the opinion of management, its liquidity levels are considered adequate. We are not subject to any specific liquidity requirements imposed by regulatory orders. Management believes its liquidity ratios meet or exceed regulatory guidelines. Management does not know of any trends or demands which are reasonably likely to result in liquidity increasing or decreasing in any material manner.

     The following table sets forth liquidity ratios for the periods indicated:

                                                              June 30,          December 31,
                                                          --------------      --------------
                                                          1999      1998      1998      1997
                                                          ----      ----      ----      ----
Average loans to average deposits ...................     83.9%     74.1%     81.0%     63.2%

IMPACT OF INFLATION AND CHANGING PRICES

     The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time and due to inflation. The impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

CAPITAL ADEQUACY

     Capital adequacy refers to the level of capital required to sustain asset growth over time and to absorb losses. Our management's objective is to maintain a level of capitalization that is sufficient to take advantage of profitable growth opportunities while meeting regulatory requirements. This is achieved by improving profitability through effectively allocating resources to more profitable businesses, improving asset quality, strengthening service quality, and streamlining costs. The primary measures used by management to monitor the results of these efforts are the ratios of average equity to average assets, average tangible equity to average tangible assets, and average equity to net loans.

     Capital guidelines require the maintenance of an amount of capital based on risk-adjusted assets so that categories of assets with potentially higher credit risk will require more capital backing than assets with lower risk. In addition, financial institutions and their holding companies are required to maintain capital to support, on a risk-adjusted basis, certain off-balance sheet activities such as loan commitments.

     The capital guidelines classify capital into two tiers, referred to as Tier I and Tier II. Under risk-based capital requirements, total capital consists of Tier I capital which is generally common stockholders' equity less goodwill and Tier II capital which is primarily a portion of the allowance for loan losses and certain qualifying debt instruments. In determining risk-based capital requirements, assets are assigned risk-weights of 0% to 100%, depending primarily on the regulatory assigned levels of credit risk associated with such assets. Off-balance sheet items are considered in the calculation of risk-adjusted assets through conversion factors established by the regulators. The framework for calculating risk-based capital requires financial institutions to meet the regulatory minimums of 4% Tier I and 8% total risk-based capital and prepare a leveraged computation comparing Tier I capital to total average assets less goodwill.

     Our consolidated capital ratios are set forth below.

                                                                           June 30,      December 31,  December 31,
                                                                             1999            1998         1997
                                                                           ---------       --------      -------
(Dollars in Thousands)
CAPITAL:
Tier I capital:
     Stockholders' common equity .....................................     $  11,628       $ 11,570      $10,903
     Less unrealized (loss) gain in securities .......................          (345)            40           25
     Less disallowed intangibles .....................................            --             --           --
                                                                           ---------       --------      -------
              Total Tier I capital ...................................        11,973         11,530       10,878
Tier II capital:
     Qualifying allowance for loan losses ............................           748            630          355
                                                                           ---------       --------      -------
              Total capital ..........................................        12,722         12,161       11,233
Risk-adjusted assets .................................................        87,355         74,160       43,237
Quarterly average assets .............................................       137,769        108,452       77,462

RATIOS:
Tier I capital to risk-adjusted assets ...............................         13.71%         15.55%       25.16%
Tier II capital to risk-adjusted assets ..............................          0.86%          0.85%        0.82%
Total capital to risk-adjusted assets ................................         14.56%         16.40%       25.98%
Leverage-- Tier I capital to quarterly  average assets less disallowed          8.69%         10.63%       14.04%
    intangibles

     On June 30, 1999, we exceeded the regulatory minimums and qualified as a well-capitalized institution under the regulations.

EMPLOYEES

     At June 30, 1999, we had a total of 46 employees, with 34 of those employed on a full-time basis.

SUPERVISION AND REGULATION

GENERAL

       As a Tennessee-chartered, federally-insured savings bank, the Savings Bank is subject to extensive regulation. Lending activities and other investments must comply with various statutory and regulatory requirements, including prescribed minimum capital standards. The Savings Bank is regularly examined by the FDIC and the Tennessee Department of Financial Institutions and files periodic reports concerning its activities and financial conditions with its regulators. The Savings Bank's relationship with depositors and borrowers is also regulated to a great extent by both federal law and the laws of the State of Tennessee, especially in such matters as the ownership of accounts and the form and content of mortgage documents.

       Federal and state banking laws and regulations govern all areas of the operation of the Savings Bank, including reserves, loans, mortgages, capital, issuance of securities, payment of dividends and establishment of branches. Federal and state bank regulatory agencies also have the general authority to limit the dividends paid by insured banks if such payments should be deemed to constitute an unsafe and unsound practice. Both the Tennessee Department of Financial

Institutions and the FDIC have the authority to impose penalties, initiate civil and administrative actions and take other steps intended to prevent banks from engaging in unsafe or unsound practices.

TENNESSEE SUPERVISION AND REGULATION

       As a Tennessee-chartered savings bank, the Savings Bank is subject to various state laws and regulations which limit the amount that can be loaned to a single borrower, the type of permissible investments, and geographic expansion, among other things. The Savings Bank must submit an application and receive the approval of the Tennessee Department of Financial Institutions before opening a new branch office or merging with another financial institution. The Commissioner of the Department has the authority to enforce state laws and regulations by ordering a director, officer or employee of the Savings Bank to cease and desist from violating a law or regulation and from engaging in unsafe or unsound banking practices.

       The Savings Bank is chartered under the Savings Bank Chartering Act of 1991. The Tennessee Department of Financial Institutions has not yet promulgated any regulations governing the operation of savings banks. However, the Savings Bank Act contains a "parity provision" that authorizes the Department to promulgate regulations authorizing savings banks to make any investment or engage in any activity that is permissible for federally-chartered savings banks, subject to the same limitations applicable to federally-chartered savings bank, upon the Commissioner's determination that Tennessee-chartered savings banks would be at a competitive disadvantage absent such authorization.

FEDERAL REGULATION

       Deposit Insurance. Our deposit accounts are insured by the FDIC up to applicable limits by the Bank Insurance Fund. The Bank Insurance Fund was designated as an insurance fund pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989. As insurer, the FDIC issues regulations, conducts examinations, requires the filing of reports and generally supervises and regulates the operations of state-chartered banks that are not members of the Federal Reserve System. FDIC approval is required prior to any merger or consolidation involving state, nonmember banks, or the establishment or relocation of an office facility thereof. FDIC supervision and regulation is intended primarily for the protection of depositors and the FDIC insurance funds.

       Pursuant to the Federal Deposit Insurance Act, as amended, all Bank Insured Fund-insured banks must pay semiannual insurance assessments to recapitalize the Bank Insurance Fund to a 1.25% of insured deposits ratio. In August 1995, the FDIC substantially reduced deposit insurance premiums for well-capitalized, well-managed Bank Insurance Fund-insured institutions to the lowest assessment rate of 4 basis points per $100 of assessable deposits. The Bank Insurance Fund premium reduction became effective in September 1995. Any insured bank which does not operate in accordance with or conform to FDIC regulations, policies and directives may be sanctioned for non-compliance. For example, proceedings may be instituted against any insured bank or any director, officer or employee of such bank who engages in unsafe and unsound practices, including the violation of applicable laws and regulations. The FDIC has the authority to terminate deposit insurance pursuant to procedures established for that purpose.

       At December 31, 1998, our deposit base for purposes of FDIC premiums was $94.8 million. We paid FDIC insurance premiums of $9,090 in 1998.

       Prompt Corrective Action. Under Section 38 of the Federal Deposit Insurance Act, as amended, each federal banking agency is required to implement a system of prompt corrective action for institutions which it regulates. The federal banking agencies have promulgated substantially similar regulations to implement this system of prompt corrective action. Under the regulations, an institution shall be deemed to be:

- "well capitalized" if it has a total risk-based capital ratio of 10.0% or more, has a Tier 1 risk-based capital ratio of 6.0% or more, has a Tier 1 leverage capital ratio of 5.0% or more and is not subject to specified requirements to meet and maintain a specific capital level for any capital measure;

- "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or more, a Tier 1 risk-based capital ratio that is 4.0% or more, or a Tier 1 leverage capital ratio that is 4.0% or more;

- "undercapitalized" if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio that is less than 4.0% or a Tier 1 leverage capital ratio that is less than 4.0% (3.0% under certain circumstances);

- "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6.0%, a Tier 1 risk-based capital ratio that is less than 3.0% or a Tier 1 leverage capital ratio that is less than 3.0%; and

- "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

       Section 38 of the Federal Deposit Insurance Act and the implementing regulations also provide that a federal banking agency may, after notice and an opportunity for a hearing, reclassify a well-capitalized institution as adequately capitalized and may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category if the institution is an unsafe or unsound condition or engaging in an unsafe or unsound practice. (The FDIC may not, however, reclassify a significantly undercapitalized institution as critically undercapitalized).

       An institution generally must file a written capital restoration plan which meets specified requirements, as well as performance guaranty by each company that controls the institution, with the appropriate federal banking agency within 45 days of the date that the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. Immediately upon becoming undercapitalized, an institution shall become subject to the provisions of
Section 38 of the Federal Deposit Insurance Act, which set forth various mandatory and discretionary restrictions on its operations.

       Standards for Safety and Soundness. The Federal Deposit Insurance Act requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions relating to:

     -    internal controls, information systems and internal audit systems;
     -    loan documentation;
     -    credit underwriting;
     -    interest rate risk exposure;
     -    asset growth; and
     -    compensation, fees and benefits.

The federal banking agencies have adopted regulations and Interagency Guidelines Prescribing Standards for Safety and Soundness to implement safety and soundness standards required by the Federal Deposit Insurance Act. These Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The agencies also adopted asset quality and earnings standards which are part of these Guidelines. Under the regulations, if the FDIC determines that we fail to meet any standards prescribed by these Guidelines, the agency may require us to submit to the agency an acceptable plan to achieve compliance with the standard, as required by the Federal Deposit Insurance Act. The final regulations establish deadlines for the submission and review of such safety and soundness compliance plans.

       Capital Requirements. The FDIC's minimum capital standards applicable to FDIC-regulated banks and savings bank require the most highly-rated institutions to meet a "Tier 1" leverage capital ratio of at least 3.0% of total assets. Tier 1 (or "core capital") consists of common stockholders' equity, noncumulative perpetual preferred stock and minority interests in consolidated subsidiaries minus all intangible assets other than limited amounts of purchased mortgage servicing rights and certain other accounting adjustments. All other banks must have a Tier 1 leverage ratio of at least 100-200 basis points above the 3% minimum. The FDIC capital regulations establish a minimum leverage ratio of not less than 4% for banks that are not highly rated or are anticipating or experiencing significant growth.

       FDIC capital regulations require higher capital levels for banks which exhibit more than a moderate degree of risk or exhibit other characteristics which necessitate that higher than minimum levels of capital be maintained. Any insured bank with a Tier 1 capital to total assets ratio of less than 2% is deemed to be operating in an unsafe and unsound condition pursuant to Section 8(a) of the Federal Deposit Insurance Act unless the insured bank enters into a written agreement, to which the FDIC is a party, to correct its capital deficiency. Insured banks operating with Tier 1 capital levels below 2% (and which have not entered into a written agreement) are subject to an insurance removal action. Insured banks operating with lower than the prescribed minimum capital levels generally will not receive approval of applications submitted to the FDIC. Also, inadequately capitalized state nonmember banks will be subject to such administrative action as the FDIC deems necessary.

       FDIC regulations also require that savings banks meet a risk-based capital standard. The risk-based capital standard requires the maintenance of total capital (which is defined as Tier 1 capital and Tier 2 or supplementary capital) to risk weighted assets of 8% and Tier 1 capital to risk-weighted assets of 4%. In determining the amount of risk- weighted assets, all assets, plus certain off balance sheet items, are multiplied by a risk-weight of 0% to 100%, based on the risks the FDIC believes are inherent in the type of asset or item. The components of Tier 1 capital are equivalent to those discussed above under the 3% leverage requirement. The components of mandatory convertible securities, term subordinated debt, intermediate-term preferred stock and allowance for possible loan and lease losses. Allowance for possible loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of capital counted toward supplementary capital cannot exceed 100% of Tier 1 capital. The FDIC includes in its evaluation of a bank's capital adequacy an assessment of risk-based capital focusing principally on broad categories of credit risk. No measurement framework for assessing the level of a bank's interest rate risk exposure has been codified but, effective board and senior management oversight of the banks tolerance for interest rate risk is required.

       The FDIC has adopted the Federal Financial Institutions Examination Council's recommendation regarding the adoption of Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Specifically, the agencies determined that net unrealized holding gains or losses on available for sale debt and equity securities should not be included when calculating core and risk-based capital ratios.

       FDIC capital requirements are designated as the minimum acceptable standards for banks whose overall financial condition is fundamentally sound, which are well-managed and have no material or significant financial weakness. The FDIC capital regulations state that, where the FDIC determines that the financial history or condition, including off- balance sheet risk, managerial resources and/or the future earnings prospects of a bank are not adequate and/or a bank has a significant volume of assets classified substandard, doubtful or loss or otherwise criticized, the FDIC may determine that the minimum adequate amount of capital for that bank is greater than the minimum standards established in the regulation.

       We believe that, under the current regulations, the Savings Bank has sufficient capital to meet its minimum capital requirements. However, events beyond the control of the Savings Bank, such as a downturn in the economy in areas where the Savings Bank has most of its loans, could adversely affect future earnings and, consequently, the ability of the Savings Bank to meet its capital requirements.

       Activities and Investments of Insured State-Chartered Banks. Section 24 of the Federal Deposit Insurance Act, as amended, generally limits the activities and equity investments of FDIC-insured, state-chartered banks to those that are permissible for national banks. Under regulations dealing with equity investments, an insured state bank generally may not directly or indirectly acquire or retain any equity investment of a type, or in an amount, that is not permissible for a national bank. An insured state bank is not prohibited from, among other things,

       (1) acquiring or retaining majority interest in a subsidiary,

       (2) investing as a limited partner in a partnership the sole purpose of which is direct or indirect investment in the acquisition, rehabilitation or new construction of a qualified housing project, provided that such limited partnership investment may not exceed 2% of the bank's total assets,

       (3) acquiring up to 10% of the voting stock of a company that solely provides or reinsures directors', trustees' and officers' liability insurance coverage or bankers' blanket bond group insurance coverage for insured depository institutions, and

       (4) acquiring or retaining the voting shares of a depository institution if certain requirements are met. State law also provides that the Savings Bank may invest in any investment permissible by federally chartered savings banks, subject to the restrictions for such entities.

       FDIC regulations implementing Section 24 of the Federal Deposit Insurance Act provide that an insured state-chartered bank may not, directly, or indirectly through a subsidiary, engage as "principal" in any activity that is not permissible for a national bank unless the FDIC has determined that such activities would pose no risk to the insurance fund of which it is a member and the bank is in compliance with applicable regulatory capital requirements. Any insured state-chartered bank or savings bank directly or indirectly engaged in any activity that is not permitted for a national bank must cease the impermissible activity.

       Loans-to-One-Borrower. The aggregate amount of loans that we are permitted to make under applicable regulations to any one borrower, including related entities, is the greater of 25% of unimpaired capital with Board approval. Based on our current capitalization of $11.6 million, our loans-to-one borrower limit is approximately $2.9 million.

       Federal Reserve System. In 1980, Congress enacted legislation which imposed Federal Reserve requirements on all depository institutions that maintain transaction accounts or non-personal time deposits. These reserves may be in the form of cash or non-interest-bearing deposits with the regional Federal Reserve Bank. NOW accounts and other types of accounts that permit payments or transfers to third parties fall within the definition of transaction accounts and are subject to these reserve requirements, as are any non-personal time deposits at a bank.

       Community Reinvestment Act. We are also subject to the provisions of the Community Reinvestment Act of 1977, which requires the appropriate federal bank regulatory agency, in connection with its regular examination of a bank, to assess the bank's record in meeting the credit needs of the community serviced by the bank, including low and moderate income neighborhoods. The regulatory agency's assessment of the bank's record is made available to the public. Further, such assessment is required of any bank which has applied, among other things, to establish a new branch office that will accept deposits, relocate an existing office or merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution. As a component of its Community Reinvestment Act outreach, we have instituted an affordable home loan program for first-time home buyers and low to moderate income borrowers. We also offer Tennessee Housing Development Authority, Veterans Administration and Federal Home Administration loans.

       Interstate Banking. On September 29, 1994, the Federal government enacted the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994. The provisions of this Act became effective on September 29, 1995, at which time eligible bank holding companies in any state were permitted, with Federal Reserve approval, to acquire organizations in any other state. As such, all existing regional compacts and substantially all existing regional limitations on interstate acquisitions of banking organizations have been eliminated. This Act also removed substantially all of the existing prohibitions on interstate branching by banks. On and after June 1, 1997, a bank operating in any state may establish one or more branches within any other state without the establishment of a separate banking structure within the other state.

       Under the Tennessee Bank Reform Act of 1996 that amended the Tennessee Banking Act, the acquisition of Tennessee banks and bank holding companies by, and mergers with, out-of-state banks and bank holding companies is permitted with the prior approval of the Department subject to the requirements of the Act. An amendment to the

Bank Reform Act of 1996, effective June 1, 1997, also permits Tennessee state banks and savings banks, with prior approval of the Department of Financial Institutions, to operate branches outside the state of Tennessee. Although this legislation has the potential to increase the number of competitors in our market place, we cannot predict the actual impact of such legislation on our competitive position. Out-of-state banks may not, under current Tennessee law, branch de novo into Tennessee nor may out-of-state banks or bank holding companies enter Tennessee through "branch-only" acquisition.

CHANGE IN CONTROL RESTRICTIONS

       Statutory Provisions. The Change in Bank Control Act requires the written consent of the FDIC be obtained prior to any person or company acquiring "control" of a state-chartered savings bank. Tennessee law also requires the prior written consent of the Department of Financial Institutions to acquire control of a Tennessee-chartered savings bank. Upon acquiring control, a company will be deemed to be a bank holding company and must register with the Federal Reserve. Conclusive control is presumed to exist if, among other things, an individual or company acquires more than 25% of any class of our voting stock. Rebuttable control is presumed to exist if, among other things, a person acquires more than 10% of any class of voting stock and the issuer's securities are registered under Section 12 of the Securities Exchange Act of 1934 or the person would be the single largest stockholder. Restrictions applicable to the operations of a bank holding company and conditions that may be imposed by the Federal Reserve in connection with its approval of a company to become a bank holding company may deter companies from seeking to obtain control of State of Franklin.

       Other. While not directly restricting efforts to acquire control of State of Franklin, certain other characteristics of our organization may discourage attempts to acquire control of us. Our By-Laws provide that approximately one-third of our Board of Directors are elected each year, thereby making it more difficult for a potential acquirer of control of State of Franklin to replace the members of the Board of Directors than it would be if directors were elected at more frequent intervals or if a greater percentage of directors were elected at any one time.

       The restrictions contained in the Change of Bank Control Act and the regulations promulgated thereunder will apply to acquisitions of the common stock in the offering. In addition, as a result of all of the foregoing restrictions on acquisitions, State of Franklin is a less attractive target for a "takeover" attempt than other less-highly regulated companies generally. Accordingly, these restrictions might deter offers to purchase State of Franklin which stockholders may consider to be in their best interests, and may make it more difficult to remove incumbent management.

REGULATION OF BANK HOLDING COMPANIES

       We are subject to regulation by the Federal Reserve and are required to file with the Federal Reserve annual reports and other information regarding its business operations and the business operations of our subsidiaries. We are also subject to examination by the Federal Reserve and are required to obtain Federal Reserve approval prior to acquiring, directly or indirectly, ownership or control of voting shares of any bank if, after such acquisition, it will own or control, directly or indirectly, more than 5% of the voting stock of such bank. In addition, pursuant to the provisions of the Bank Holding Company Act of 1956, as amended, and regulations promulgated by the Federal Reserve thereunder, the bank holding company is only able to engage in, or own or control companies that engage in, activities deemed by the Federal Reserve to be so closely related to banking as to be a proper incident thereto.

DIVIDENDS

     During the first three years of the Savings Bank's operation it has been precluded from declaring and paying dividends in accordance with the requirements of the Tennessee Department of Financial Institutions. Except for a $5,000 dividend paid by the Savings Bank to State of Franklin to cover organizational expenses, which was approved by the Department of Financial Institutions, earnings generated from the operation of the Savings Bank have been used to finance the growth of the Savings Bank. The effect of the special one-time dividend was eliminated through consolidating entries.

     Following the mandatory initial three-year moratorium on the payment of dividends imposed by regulatory authorities, the Board of Directors will determine whether dividends on the common stock will be declared and paid, taking into consideration our operating results, financial condition, tax considerations, future capital requirements and other relevant factors. The Directors may declare a no-cash dividend if, after considering the above factors, it appears prudent to do so. The Directors are not, however, obligated to pay any such dividend and will only do so if it appears to be in the best interest of State of Franklin.

       Tennessee law requires that dividends be paid only from retained earnings (or undivided profits), except that dividends may be paid from capital surplus with the prior, written consent of the Department of Financial Institutions. Tennessee laws regulating savings banks require certain charges against and transfers from an institution's undivided profits account before undivided profits can be made available for the payment of dividends. The Department generally prohibits a newly chartered institution from paying dividends during its first three years of operation without the Department's prior approval.

MONETARY POLICY

       We, like other depository institutions, are affected by the monetary policies implemented by the Federal Reserve. The Federal Reserve has the power to restrict or expand the money supply through open market operations, including the purchase and sale of government securities and the adjustment of reserve requirements. These actions may result in significant fluctuations in market interest rates, which could adversely affect our operations, such as our ability to make loans and attract deposits, as well as market demand for loans.

CAPITAL ADEQUACY

       See "Capital Adequacy" above for a discussion of bank regulatory agencies' capital adequacy requirements.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

       The following table provides certain information regarding the directors of State of Franklin.

                                                                         DIRECTOR
        NAME                    AGE            POSITIONS                  SINCE            PRINCIPAL OCCUPATION
        ----                    ---            ---------                  -----            --------------------
Charles E. Allen, Jr.            38      Chairman of the Board,            1996      Banker
307 Huntington Way                       State of Franklin
Johnson City TN 37604                    Bancshares, Inc.;
                                         Chairman of the Board
                                         and Chief Financial
                                         Officer, State of
                                         Franklin Savings Bank

Randal R. Greene                 40      President, State of               1996      Banker
9 Dove Tree Lane                         Franklin Bancshares,
Jonesborough TN 37659                    Inc.; President and Chief
                                         Executive Officer, State
                                         of Franklin Savings
                                         Bank; Director
Charles E. Allen, Sr.            68      Director                          1996      Physician
1602 Woodmont Drive
Johnson City TN 37601

Vance W. Cheek                   75      Director                          1996      Banker, retired
1607 Par Court
Johnson City TN 37601

Kenneth E. Cutshall              38      Director                          1996      Physician
1705 Colonial Ridge Road
Johnson City TN 37604

Steven K. Gross                  52      Director                          1996      Chief Financial Officer and
727 West Locust Street                                                               owner, Microporous Products, LP
Johnson City TN 37601

Donald R. Jeanes                 53      Director                          1996      President, Milligan College
P O Box 1
Milligan College TN 37682

Verrill M. Norwood, Jr.          68      Director                          1996      Environmental consultant
116 Sunburst Lane NW
Cleveland TN 37312

Cameron E. Perry                 69      Director                          1996      Banker, retired
604 Hillrise Blvd.
Johnson City TN 37601

Richard S. Venable               55      Director                          1996      Owner and President, R.S.V., Inc.
1517 Linville Street
Kingsport TN 37664

Henry J. Williams, M.D.          63      Director                          1996      Physician
7 Lewellyn Wood
Johnson City TN 37601

       These persons have served as directors of the State of Franklin Savings Bank since 1996 and as directors of State of Franklin Bancshares, Inc. since its formation in May 1998. Charles E. Allen, Sr, M.D., is the father of Charles E. Allen, Jr. Verrill M. Norwood, Jr., is the father-in-law of Randal R. Greene. No director of State of Franklin is a director or executive officer of another bank holding company, bank, savings and loan association, or credit union. The principal occupations and employments of the persons listed above are for the past five years except as described below:

       CHARLES E. ALLEN, JR., has served as Chairman of the Board and Chief Financial Officer of the Savings Bank since its inception in February 1996 and Chairman of the Board of State of Franklin Bancshares, Inc. since its organization in May 1998. He is a certified public accountant and a certified financial planner. He served two terms in the Tennessee General Assembly from 1990-1994. Previously he was an investment broker with J.C. Bradford & Co., until his resignation in August 1995 to form the Savings Bank. He is also president of Charles E. Allen Co. Inc. which manages and is owner/partner in six Stowaway Self Service Storage facilities in East Tennessee and western North Carolina.

       RANDAL R. GREENE has served as President and Chief Executive Officer of the Savings Bank since its inception in February 1996 and President of State of Franklin Bancshares, Inc. since its organization in May 1998. Previously, Mr. Greene was a senior vice president of First American National Bank serving as division manager of the corporate division responsible for the Johnson City, Kingsport and Bristol markets. Mr. Greene has served in various capacities in the banking industry in Johnson City since 1984.

       DONALD R. JEANES has served as the President of Milligan College since July 1, 1997. He was formerly the minister of First Christian Church, Johnson City, Tennessee.

DIRECTORS' COMPENSATION

       During 1998, the directors did not receive any fees for attending board or committee meetings. However, in 1998 each outside director received options exercisable for 2,279 shares of common stock.

EXECUTIVE COMPENSATION

       The following table sets forth the aggregate cash compensation paid to our Chairman and to our President. No other executive officer received cash compensation in excess of $100,000 (determined as of the end of 1998) for the years ended December 31, 1998, 1997 and 1996.

                           SUMMARY COMPENSATION TABLE

                                                                                          LONG TERM
                                                          ANNUAL COMPENSATION            COMPENSATION
                                                  ----------------------------------     ------------
                                                                                          SECURITIES
                                                                                          UNDERLYING
NAME AND POSITION                                 YEAR     SALARY ($)      BONUS ($)    OPTIONS/SARS(#)
-----------------                                 ----     ----------      ---------    ---------------
CHARLES E. ALLEN, JR............................  1998       114,167        15,000           25,064
CHAIRMAN OF THE BOARD                             1997       105,000            --           30,500
                                                  1996       110,000            --               --

RANDAL R. GREENE................................  1998       114,167        15,000           25,064
PRESIDENT                                         1997       105,000            --           30,500
                                                  1996       110,000            --               --

       The following table discloses the grant of stock options in fiscal year 1998 to the executive officers.

                                       OPTIONS/SARS GRANTED IN LAST FISCAL YEAR
------------------------------------------------------------------------------------------------------------------------------
                                         INDIVIDUAL GRANTS                                              Potential realizable
                                                                                                          value at assumed
                                                                                                        annual rates of stock
                                                                                                       price appreciation for
                                                                                                           option term(1)
--------------------------------------------------------------------------------------------------     -----------------------
                                     Number of         Percent of
                                    securities        total options
                                    underlying         granted to        Exercise or
                                     options         employees in        base price     Expiration
           Name                     granted (#)        fiscal year         ($/sh)          date          5%($)         10% ($)
           ----                     -----------        -----------         ------          ----          -----         -------
Charles E. Allen, Jr......            25,064              50%             11.00            None         173,389       439,401
Randal R. Greene .........            25,064              50%             11.00            None         173,389       439,401

----------

(1) Assumes a ten-year term for the options.

       The following table discloses information regarding stock options held at the end of or exercised in fiscal year 1998 for each of the executive officers as of December 31, 1998.

                                    AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                           AND FISCAL YEAR-END OPTION/SAR VALUES
----------------------------------------------------------------------------------------------------------------------------
                               Shares                           Securities underlying              Value of unexercised
                             acquired on       Value             unexercised options                in-the-money options
          Name               exercise(1)    realized(1)          at December 31, 1998             at December 31, 1998 (2)
          ----               -----------    -----------    --------------------------------    -----------------------------
                                                           Exercisable        Unexercisable    Exercisable     Unexercisable
                                                           -----------        -------------    -----------     -------------

Charles E. Allen, Jr.....        ---           ---            11,113             44,451            6,100            24,400
Randal R. Greene ........        ---           ---            11,113             44,451            6,100            24,400

-----------------

(1) As of December 31, 1998, no options have been exercised by the executive officers under the Stock Incentive Plan.
(2) Based on an appraisal by an independent third party of $11.00 per share.

SECURITIES LAW LIMITATIONS

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

CERTAIN BENEFIT PLANS AND AGREEMENTS

State of Franklin Savings Bank Stock Incentive Plan

       In December 1996, the Board of Directors of the Savings Bank adopted the State of Franklin Savings Bank Stock Incentive Plan pursuant to which the Board of Directors may grant incentive stock options (within the meaning of the Internal Revenue Code of 1986, as amended ) and nonqualified options to our employees for the purchase of our common stock. This plan was approved by the shareholders in April 1999. This plan is intended to provide incentives to, and rewards for our employees who have contributed and will continue to contribute to our success. The option prices are determined by the Board of Directors, but option prices may not be less than 100% of the fair market value of the common stock on the date the option is granted. An aggregate of 500,000 shares of common stock has been reserved for issuance under this plan subject to appropriate adjustments for stock splits, dividends and other transactions or events as described in the plan. All options may be exercised at such times and in such amounts as may be determined at the time of the granting of the options by the Board of Directors.

       Options may be exercised within 30 days, or such longer period as the Board of Directors may determine, after retirement, resignation, or termination of the option holder's employment or service with us, but only to the extent that they had become exercisable at retirement, resignation or termination. Any unexercised options shall expire in the event of an option holder's retirement or dismissal or otherwise as described above. Under certain circumstances involving change of control of State of Franklin, the Board of Directors may accelerate the exercisability and termination of the option.

       The Board of Directors may, at any time, amend, modify, suspend or terminate this plan; provided however, that no amendment may increase the limit on the maximum number of shares which may be issued upon exercise of options without approval by our shareholders.

       An employee to whom an incentive stock option which qualifies under
Section 422 of the Code is granted will not recognize income at the time of grant or exercise of such option. However, upon the exercise of an incentive stock option, any excess in the fair market price of the common stock over the option price constitutes a tax preference item which may have alternative minimum tax consequences for the employee. If the employee sells such shares more than one year after the date of transfer of such shares and more than two years after the date of grant of the incentive stock option, the employee will generally recognize a long-term capital gain or loss equal to the difference, if any, between the sale prices of the shares and the option price. We will not be entitled to a federal income tax deduction in connection with the grant or exercise of the incentive stock option. If the employee does not hold the shares for the required period, when the employee sells the shares, the employee will recognize ordinary compensation income and possibly capital gain or loss (long-term or short-term depending on the holding period of the stock sold) in the amounts as are prescribed by the Code and the regulations thereunder and we will generally be entitled to a Federal income tax deduction in the amount of the ordinary compensation income recognized by the employee.

       An employee to whom a nonqualified stock option is granted will not recognize income at the time of grant of the option. When an employee exercises a nonqualified stock option, the employee will recognize ordinary compensation income equal to the excess, if any, of the fair market value, as of the date of option exercise, of the shares the employee receives upon the exercise over the option price paid. The tax basis of such shares to the employee will be equal to the option price paid plus the amount, if any, includible in the employee's gross income, and the employee's holding period for the shares will commence on the date on which the employee recognizes taxable income in respect of the shares. Gain or loss upon a subsequent sale of any common stock received upon the exercise of a nonqualified stock option generally would be taxed as capital gain or loss (long-term or short-term, depending upon the holding period of the stock sold). Subject to the applicable provisions of the Code and regulations thereunder, we will generally be limited to a Federal income tax deduction in respect of a nonqualified stock option in an amount equal to the ordinary compensation income recognized by the employee. This deduction will, in general, be allowed for the taxable year in which the participant recognizes the ordinary income.

       There are options outstanding under the plan exercisable for 111,128 shares of common stock at December 31, 1998.

       Stock Option Plan for Outside Directors. The Stock Option Plan for Outside Directors was also adopted by the Board of Directors of the Savings Bank in December 1996. This plan is intended to encourage stock ownership by our directors and to provide those individuals with an additional incentive to manage State of Franklin in the shareholders' best interests and to provide a form of compensation that will attract and retain highly qualified individuals as members of the board. This plan provides for the granting of options to outside directors, subject to certain adjustments reflecting changes in our capitalization. The full board may make discretionary grants of options and determine the terms and conditions of these options. Each member of the board who is not an employee of State of Franklin is eligible to participate; however, grants made must be approved by the full board with such member abstaining. This plan requires that the exercise price for each option granted under the plan must equal 100% of the fair market value of our common stock on the date the option is granted. Nothing contained in the plan or any agreement to be executed pursuant to the plan will obligate State of Franklin, the board or our shareholders to retain an optionee as a director.

       There are options outstanding under this plan exercisable for 53,218 shares of common stock at December 31, 1998.

EMPLOYMENT AGREEMENTS

       We do not have employment agreements with any of our executive officers.

                              CERTAIN TRANSACTIONS

       We have had and expect to have in the future banking and other business transactions in the ordinary course of our banking business with directors, officers, and 10% beneficial owners and their affiliates, including members of their families, or corporations, partnerships, or other organizations in which the officers or directors have a controlling interest, on substantially the same terms (including price, or interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated parties. Any of these banking transactions will not involve more than the normal risk of collectibility nor present other unfavorable features to State of Franklin or the Savings Bank.

       The Savings Bank leases office space from a partnership, Allen and Allen. Charles E. Allen, Jr., the Chairman of the Board of State of Franklin and Charles E. Allen, Sr., M.D., a director of State of Franklin, are principals in Allen and Allen. The 2,625 square foot building houses the Savings Bank's Browns Mill Road branch. Rent during the past two years has been $11.66 per square foot or $30,600 annually. Effective September 1, 1999, we exercised our option to renew the lease for three years and rent increased to $35,190 annually. This amount includes taxes, insurance and maintenance. We believe the terms of the lease are as favorable to us as could have been obtained from an unaffiliated third party.

                             PRINCIPAL SHAREHOLDERS

       As of September 1, 1999, our records indicated that the following number of shares were beneficially owned by (1) each person known by us to beneficially own more than 5% of our shares; (2) each Director and executive officer; and (3) all Directors and executive officers as a group. Unless otherwise indicated, beneficial ownership is direct and the person indicated has sole voting and investment power.

                                                             Amount and Nature
                                                               of Beneficial
                                                                 Ownership        Percent
          NAME OF BENEFICIAL OWNER                          (Number of Shares)  of Class(1)
          ------------------------                          ------------------  -----------
Charles E. Allen, Jr.(2) ..................................       125,918          10.4%
Randal R. Greene(2) .......................................        99,706           8.3
Charles E. Allen, Sr., M.D ................................        26,666           2.2
Vance W. Cheek ............................................         9,166             *
Kenneth E. Cutshall, M.D...................................        22,366           1.9
Stephen K. Gross ..........................................        25,985           2.2
Donald R. Jeanes ..........................................         5,666             *
Verrill M. Norwood, Jr. ...................................        36,666           3.1
Cameron E. Perry ..........................................        11,666             *
Richard S. Venable ........................................        11,666             *
Henry J. Williams, Jr., M.D. ..............................        57,436           4.8
Directors and executive officers as a group (11 persons)(3)       374,358          30.2%

----------

*      Less than 1%

(1) Unless otherwise indicated, beneficial ownership consists of sole voting and investing power based on 1,190,427 shares issued and outstanding on September 1, 1999. Such shares are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by each person to whom a portion of such options relate but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.

(2) Includes 58,549 unallocated shares held by the Employee Stock Ownership Plan for which Mr. Allen and Mr. Greene serve as co-trustees.

(3) Includes 49,420 shares issuable upon the exercise of options granted under the Stock Incentive Plan and 58,549 unallocated shares held by the Employee Stock Ownership Plan.

                           DESCRIPTION OF COMMON STOCK

GENERAL

       Our authorized capital stock consists of 10 million shares of common stock $1.00 par value per share, of which 1,190,427 shares are issued and outstanding. We have reserved 500,000 shares of common stock for issuance pursuant to director and executive officer stock options. The issued and outstanding shares of common stock are validly issued, fully paid and nonassessable. The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. The declaration and payment of dividends by the Board of Directors is subject to the rules and regulations of the Federal Reserve Board governing the amount of dividends which may be paid to shareholders, the manner in which dividends may be paid and the methods, if any, by which capital stock and surplus may be retired and reduced. For more information on the declaration of dividends, see "Dividend Policy."

       The shares of common stock are not redeemable or convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of State of Franklin. Upon liquidation, dissolution or winding up of State of Franklin, the holders of common stock are entitled to receive pro rata the assets of State of Franklin which are legally available for distribution after payment of all debts and other liabilities. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of shareholders.

TRANSFER AGENT AND REGISTRAR

       The transfer agent and registrar for the common stock is Illinois Stock Transfer Company, 209 West Jackson Boulevard, Suite 903, Chicago, Illinois 60606.

                              MARKET FOR THE SHARES

       Prior to this offering, there has been no public market for our common stock. It is not contemplated that a market will develop after this offering. We have no present intention to list the shares of common stock on any national securities exchange.

                                  LEGAL MATTERS

       The legality of the common stock offered hereby will be passed upon for State of Franklin by Baker, Donelson, Bearman & Caldwell, P.C., Johnson City, Tennessee.

                                     EXPERTS

       The Consolidated Financial Statements of State of Franklin Bancshares, Inc. and subsidiaries included herein have been so included in reliance on the report of Baylor & Backus, Johnson City, Tennessee, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

       We have filed with the SEC a Registration Statement on Form SB-1 (File No. 333-88393) regarding the common stock being offered by this prospectus. This prospectus does not contain all of the information presented in the registration statement. For further information about us and the common stock, reference is made to the registration statement and its exhibits. Descriptions in this prospectus of any contract or other document are not complete. For a more complete description, you should refer to the registration statement and the exhibits attached to the registration statement. Copies of the registration statement, including exhibits, may be examined without charge in the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the SEC's Regional Offices located at 500 West Madison Street, Suite 1400, Chicago, IL, 60601, and Seven World Trade Center, 13th Floor, New York, NY 10048, or on the Internet at http://www.sec.gov. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the Public Reference Section of the Commission upon payment of prescribed fees.

       We are subject to the information and reporting requirements of the Exchange Act and file periodic reports, proxy statements and other information with the Commission.

       We intend to furnish our shareholders with annual reports containing financial statements audited by our independent accountants and to make available to our shareholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim information.

                       STATE OF FRANKLIN BANCSHARES, INC.
                            (a Tennessee corporation)


                             SUBSCRIPTION AGREEMENT

       I, ______________________________, do hereby subscribe for
__________________________________ (_____________) shares of the common stock of
State of Franklin Bancshares, Inc. at a price of $13.50 per share. I tender herewith the purchase price of $_______________ in cash or cash equivalent.

       IN WITNESS WHEREOF, this Subscription Agreement has been executed by the undersigned on the ________________ day of _____________________, 1999.

                                     OR
--------------------------------         ---------------------------------------
Individual Investor Signature            Entity (Print name of entity)

                                     By:
                                         ---------------------------------------
                                     Print Name:
                                                 -------------------------------
                                     Title:
                                            ------------------------------------

                   ------------------------------------------
                         Name desired on company records

                   ------------------------------------------
                                     Address

                   ------------------------------------------
                              City, State Zip Code

                          ----------------------------
                          Social Security or Tax I.D.#

--------------------------------------------------------------------------------


                         ACCEPTANCE BY STATE OF FRANKLIN

       This Subscription Agreement is hereby accepted on behalf of State of Franklin Bancshares, Inc.

Date:                      , 1999    STATE OF FRANKLIN BANCSHARES, INC.
     ----------------------

                                     By:
                                         ---------------------------------------
                                     Title:
                                            ------------------------------------

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGES
                                                              -----
Independent Auditor's Report................................   F-2
Consolidated Statements of Financial Condition as of
  December 31, 1998 and 1997................................   F-3
Consolidated Statements of Income For The Years Ended
  December 31, 1998 and 1997 and the Period February 15,
  1996 (Date of Inception) to December 31, 1996.............   F-4
Consolidated Statements of Changes in Stockholders' Equity
  For The Years Ended December 31, 1998 and 1997 and the
  Period February 15, 1996 (Date of Inception) to December
  31, 1996..................................................   F-5
Consolidated Statements of Cash Flows For The Years Ended
  December 31, 1998 and 1997 and the Period February 15,
  1996 (Date of Inception) to December 31, 1996.............   F-6
Notes to Consolidated Financial Statements..................   F-7
Consolidated Balance Sheets as of June 30, 1999 (Unaudited)
  and December 31, 1998 (Unaudited).........................  F-28
Consolidated Statements of Income For the Three Months Ended
  June 30, 1999 (Unaudited) and 1998 (Unaudited)............  F-29
Consolidated Statements of Income For the Six Months Ended
  June 30, 1999 (Unaudited) and 1998 (Unaudited)............  F-30
Consolidated Statements of Cash Flows For the Six Months
  Ended June 30, 1999 (Unaudited) and 1998 (Unaudited)......  F-31
Consolidated Statements of Comprehensive Income For the Six
  Months Ended June 30, 1999 (Unaudited) and 1998
  (Unaudited)...............................................  F-32
Notes to Consolidated Financial Statements (Unaudited)......  F-33

                               BAYLOR AND BACKUS

D.G. LEONARD, CPA
R.F. VANHOY, CPA                              CERTIFIED PUBLIC ACCOUNTANTS               E.N. BACKUS, CPA (1907-1971)
                                                 2112 NORTH ROAN STREET                  T.E. HULSE, CPA (1927-1975)
________________                         FIRST TENNESSEE BUILDING, EIGHTH FLOOR          E.R. BAYLOR, CPA (1894-1982)
                                                      P.O. BOX 1736                      A.C. NICKELL, CPA (1921-1983)
T.S. JOHNSON, CPA                             JOHNSON CITY, TENNESSEE 37605              W.E. MORELOCK, CPA (1927-1985)
C.J. STAMPFLI, CPA                                   (423) 282-9000                      H.L. SIENKNECHT, CPA (1917-1990)

                          INDEPENDENT AUDITOR'S REPORT

To the Stockholders and
  the Board of Directors
State of Franklin Bancshares, Inc.
Johnson City, Tennessee

     We have audited the accompanying consolidated statements of financial condition of State of Franklin Bancshares, Inc. (a Tennessee corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 1998 and 1997, and the period February 15, 1996 (date of inception) to December 31, 1996. These consolidated financial statements are the responsibility of State of Franklin Bancshares, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of State of Franklin Bancshares, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years ended December 31, 1998 and 1997, and the period February 15, 1996 (date of inception) to December 31, 1996 in conformity with generally accepted accounting principles.

BAYLOR AND BACKUS
Certified Public Accountants

Johnson City, Tennessee

February 26, 1999

   MEMBERS OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS & TENNESSEE
                    SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

                       STATE OF FRANKLIN BANCSHARES, INC.

                            JOHNSON CITY, TENNESSEE

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           DECEMBER 31, 1998 AND 1997

                                                                 1998           1997
                                                              -----------    ----------
                                        ASSETS
Cash and Cash Equivalents...................................   13,928,172    12,415,800
Investments -- Held-To-Maturity (Estimated Market
  1998 -- $-0-) (Estimated Market 1997 -- $10,023,214)......           --    10,000,000
Investments -- Available-for-Sale...........................   12,248,572     6,462,901
Loans Receivable, Net.......................................   86,104,974    50,374,093
Accrued Interest Receivable, Net............................      685,963       400,760
Land, Buildings and Equipment at Cost Less Accumulated
  Depreciation of $347,134 in 1998 and $146,286 in 1997.....    4,117,351     3,568,281
Prepaid Expense and Accounts Receivable.....................       48,218        80,110
Receivable from ESOP........................................      108,286            --
FHLB Stock..................................................      471,200            --
Leases Receivable, Net......................................      120,999            --
Investment in Service Bureau at Cost........................       15,000        15,000
Deferred Tax Assets.........................................      186,946        55,445
                                                              -----------    ----------
          Total Assets......................................  118,035,681    83,372,390
                                                              ===========    ==========

                         LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits..................................................   96,364,077    72,243,884
  Advances by Borrowers for Taxes and Insurance.............       98,784        59,911
  Accrued Interest on Deposits..............................      103,769        43,469
  Accounts Payable and Accrued Expenses.....................      189,379       122,026
  Notes Payable.............................................      687,925            --
  FHLB Advances.............................................    9,000,000            --
  Deferred Gain on REO......................................       21,448            --
                                                              -----------    ----------
          Total Liabilities.................................  106,465,382    72,469,290
                                                              -----------    ----------
Stockholders' Equity:
  Common Stock, $1.00 Par Value, Authorized: 3,000,000
     Shares; Issued: 1,180,152 Shares at December 31, 1998
     and 1,111,280 Shares at December 31, 1997..............    1,180,152     1,111,280
  Common Stock Subscribed...................................        6,996            --
  Paid-In Capital...........................................   10,905,359    10,160,136
  Accumulated Other Comprehensive Income....................       39,820        25,381
  Retained Earnings.........................................      102,792      (393,697)
  Less: Employee Stock Ownership............................     (664,820)           --
                                                              -----------    ----------
          Total Stockholders' Equity........................   11,570,299    10,903,100
                                                              -----------    ----------
          Total Liabilities and Stockholders' Equity........  118,035,681    83,372,390
                                                              ===========    ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                       STATE OF FRANKLIN BANCSHARES, INC.

                            JOHNSON CITY, TENNESSEE

                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997, AND
     THE PERIOD FEBRUARY 15, 1996 (DATE OF INCEPTION) TO DECEMBER 31, 1996

                                                              1998         1997         1996
                                                            ---------    ---------    ---------
Interest Income
  Interest on Loans.......................................  5,756,736    2,729,255      570,212
  Interest on Cash Equivalents and Investments............  1,820,032    1,946,194      629,918
                                                            ---------    ---------    ---------
          Total Interest Income...........................  7,576,768    4,675,449    1,200,130
                                                            ---------    ---------    ---------
Interest Expense
  Interest on Deposits....................................  4,457,203    2,975,541      687,357
  Other Interest..........................................    303,932          786           --
                                                            ---------    ---------    ---------
          Total Interest Expense..........................  4,761,135    2,976,327      687,357
                                                            ---------    ---------    ---------
Net Interest Income Before Provision for Loan Losses......  2,815,633    1,699,122      512,773
Provision for Loan Losses.................................   (275,127)    (226,095)    (130,715)
                                                            ---------    ---------    ---------
     Net Interest Income After Provision for Loan
       Losses.............................................  2,540,506    1,473,027      382,058
                                                            ---------    ---------    ---------
Other Income
  Other Fees and Service Charges..........................    176,455       87,238       17,557
  Net Gain on Loans Sold..................................     46,180       15,138           --
  Net Gain on Sale and Maturity of Securities.............     38,769      148,045       58,125
  Insurance Commission Income.............................     37,120       34,776           --
  Rental Income, Net......................................    102,330       36,839           --
  Other...................................................     10,301       17,563        8,073
                                                            ---------    ---------    ---------
          Total Other Income..............................    411,155      339,599       83,755
                                                            ---------    ---------    ---------
Other Expenses
  Compensation and Related Benefits.......................  1,048,393      782,029      482,684
  Occupancy Expenses......................................    246,437      190,762       45,658
  Furniture and Equipment Expenses........................    183,905       98,439       45,740
  Advertising.............................................    118,102      132,316      100,342
  Data Processing Expense.................................    218,251      121,240       53,107
  Other...................................................    587,878      435,882      252,457
                                                            ---------    ---------    ---------
          Total Other Expenses............................  2,402,966    1,760,668      979,988
                                                            ---------    ---------    ---------
Income (Loss) Before Income Taxes.........................    548,695       51,958     (514,175)
Provision for Income Taxes................................    (52,206)       5,077       63,443
                                                            ---------    ---------    ---------
Net Income (Loss).........................................    496,489       57,035     (450,732)
                                                            =========    =========    =========
Basic and Diluted Earnings (Loss) Per Share...............       0.44         0.05        (0.74)
                                                            =========    =========    =========

   The accompanying notes are an integral part of the consolidated financial statements.

                       STATE OF FRANKLIN BANCSHARES, INC.

                            JOHNSON CITY, TENNESSEE

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997, AND
     THE PERIOD FEBRUARY 15, 1996 (DATE OF INCEPTION) TO DECEMBER 31, 1996

                                                                              ACCUMULATED
                                                     COMMON                      OTHER                  EMPLOYEE
                                        COMMON       STOCK       PAID-IN     COMPREHENSIVE   RETAINED     STOCK
                                         STOCK     SUBSCRIBED    CAPITAL        INCOME       EARNINGS   OWNERSHIP     TOTAL
                                       ---------   ----------   ----------   -------------   --------   ---------   ----------
Net Proceeds from Initial Stock
Offering.............................    610,000        --       5,230,415           --           --          --     5,840,415
                                       ---------     -----      ----------     --------      --------   --------    ----------
Comprehensive Income
  Other Comprehensive Income, Net of
    Tax:
    Unrealized Gains on Securities
      Available-For-Sale:
      Unrealized Holding Gains
        Arising During the Period....         --        --              --       58,997           --          --        58,997
  Net Loss...........................         --        --              --                   (450,732)        --      (450,732)
                                       ---------     -----      ----------     --------      --------   --------    ----------
        Total Comprehensive Income...         --        --              --           --           --          --      (391,735)
                                       ---------     -----      ----------     --------      --------   --------    ----------
Balance at December 31, 1996.........    610,000        --       5,230,415       58,997      (450,732)        --     5,448,680
                                       ---------     -----      ----------     --------      --------   --------    ----------
Net Proceeds from Secondary Stock
  Offering...........................    501,280        --       4,929,721           --           --          --     5,431,001
                                       ---------     -----      ----------     --------      --------   --------    ----------
Comprehensive Income
  Other Comprehensive Income, Net of
    Tax:
    Unrealized Gains on Securities
      Available-For-Sale:
      Unrealized Holding Gains
        Arising During the Period
        (Net of $61,152 Income
        Tax).........................         --        --              --       59,709           --          --        59,709
    Less:
      Reclassification Adjustment
        (Net of $48,076 Income
        Tax).........................         --        --              --      (93,325)          --          --       (93,325)
                                       ---------     -----      ----------     --------      --------   --------    ----------
                                              --        --              --           --           --          --       (33,616)
  Net Income.........................         --        --              --           --       57,035          --        57,035
                                       ---------     -----      ----------     --------      --------   --------    ----------
        Total Comprehensive Income...         --        --              --           --           --          --        23,419
                                       ---------     -----      ----------     --------      --------   --------    ----------
Balance at December 31, 1997.........  1,111,280        --      10,160,136       25,381      (393,697)        --    10,903,100
                                       ---------     -----      ----------     --------      --------   --------    ----------
Net Proceeds from Sale of Stock......     68,872     6,996         745,223           --           --    (700,000)      121,091
                                       ---------     -----      ----------     --------      --------   --------    ----------
ESOP Shares Allocated................         --        --              --           --           --      35,180        35,180
                                       ---------     -----      ----------     --------      --------   --------    ----------
Comprehensive Income
  Other Comprehensive Income, Net of
    Tax:
    Unrealized Gains on Securities
      Available-For-Sale:
      Unrealized Holding Gains
        Arising During the Period
        (Net of $20,496 Income
        Tax).........................         --        --              --       39,820           --          --        39,820
    Less:
      Reclassification Adjustment
        (Net of $14,520 Income
        Tax).........................         --        --              --      (25,381)          --          --       (25,381)
                                       ---------     -----      ----------     --------      --------   --------    ----------
                                              --        --              --           --           --          --        14,439
  Net Income.........................         --        --              --           --      496,489          --       496,489
                                       ---------     -----      ----------     --------      --------   --------    ----------
        Total Comprehensive Income...         --        --              --           --           --          --       510,928
                                       ---------     -----      ----------     --------      --------   --------    ----------
Balance at December 31, 1998.........  1,180,152     6,996      10,905,359       39,820      102,792    (664,820)   11,570,299
                                       =========     =====      ==========     ========      ========   ========    ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                       STATE OF FRANKLIN BANCSHARES, INC.

                            JOHNSON CITY, TENNESSEE

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997, AND
     THE PERIOD FEBRUARY 15, 1996 (DATE OF INCEPTION) TO DECEMBER 31, 1996

                                                                 1998           1997           1996
                                                              -----------    -----------    -----------
Cash Flows from Operating Activities
  Net Income (Loss).........................................      496,489         57,035       (450,732)
  Items Not Affecting Cash and Cash Equivalents:
    Depreciation............................................      200,848        107,624         38,662
    (Increase) in Accrued Interest..........................     (285,203)      (238,330)      (162,430)
    Deferred Tax Assets.....................................     (139,229)        (5,077)       (63,443)
    Provisions for Loan Losses, Net.........................      274,850        224,759        130,715
    (Increase) Decrease in Prepaid Expenses and Accounts
      Receivable............................................          568        (44,510)       (35,600)
    Increase in Interest Payable............................       60,300         21,845         21,623
    Increase (Decrease) in Accounts Payable and Accrued
      Expenses..............................................       67,353       (180,007)       302,033
    Increase in Deferred Loan Fees, Net.....................       14,873         35,042         17,647
    (Gain) on Sale of Investments...........................      (38,769)      (148,045)       (58,125)
    Discount Accretion......................................       (9,097)       (23,559)            --
    Earned ESOP Shares......................................       35,180             --             --
    FHLB Stock Dividends....................................      (20,359)            --             --
    (Increase) in Leases Receivable, Net....................     (120,999)            --             --
                                                              -----------    -----------    -----------
         Net Cash Provided (Used) by Operating Activities...      536,805       (193,223)      (259,650)
                                                              -----------    -----------    -----------
Cash Flows from Investing Activities:
  Purchase of Investments...................................  (20,233,390)   (16,284,843)   (20,095,654)
  Proceeds from Maturities of Held-to-Maturity
    Investments.............................................   10,000,000             --      2,166,002
  Proceeds from Sale of Available-for-Sale Investments......    6,874,235     12,683,359      3,514,062
  Proceeds from Maturities of Available-for-Sale
    Investments.............................................    7,500,000      1,500,000        250,000
  Principal Payments on Mortgage-Backed Securities
    Available-for-Sale......................................      143,676         72,359             --
  Increase in Loans Receivable, Net.........................  (35,999,155)   (33,680,751)   (17,101,505)
  Purchases of Premises and Equipment.......................     (749,918)    (2,068,063)    (1,646,504)
  Investment in Service Bureau..............................           --             --        (15,000)
  Purchase of FHLB Stock....................................     (451,000)            --             --
                                                              -----------    -----------    -----------
         Net Cash Used by Investing Activities..............  (32,915,552)   (37,777,939)   (32,928,599)
                                                              -----------    -----------    -----------
Cash Flows from Financing Activities:
  Net Increase in Deposits..................................   24,120,193     38,026,675     34,217,209
  Net Increase in Advances by Borrowers for Taxes and
    Insurance...............................................       38,873         40,303         19,608
  Issuance of Common Stock, Net.............................       55,483      5,431,001      6,100,000
  Organization Costs........................................      (11,355)            --       (259,585)
  Proceeds from Debt........................................   10,300,000             --             --
  Repayments of Debt........................................     (612,075)            --             --
                                                              -----------    -----------    -----------
         Net Cash Provided by Financing Activities..........   33,891,119     43,497,979     40,077,232
                                                              -----------    -----------    -----------
             Net Increase in Cash and Cash Equivalents......    1,512,372      5,526,817      6,888,983
Cash and Cash Equivalents at Beginning of Period............   12,415,800      6,888,983             --
                                                              -----------    -----------    -----------
         Cash and Cash Equivalents at End of Period.........   13,928,172     12,415,800      6,888,983
                                                              ===========    ===========    ===========
Supplemental Schedule of Noncash Investing and Financing
  Activities:
  Acquisition of Operating Equipment for Contributed
    Capital.................................................           --         16,500             --
  Acquisition of Real Estate Property through Foreclosure of
    Related Loan............................................      241,600             --             --
  Origination of Mortgage Loan to Finance the Sale of
    Foreclosed Real Estate..................................      270,000             --             --
                                                              ===========    ===========    ===========
Supplemental Disclosures of Cash Flow Information:
  Cash Paid During the Period for:
    Taxes...................................................      170,415             --             --
    Interest................................................    4,700,835      2,954,482        665,733
                                                              ===========    ===========    ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                       STATE OF FRANKLIN BANCSHARES, INC.

                            JOHNSON CITY, TENNESSEE

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Incorporation and Operations

     State of Franklin Bancshares, Inc. (Company) was incorporated under the laws of the State of Tennessee for the purpose of becoming the holding company of State of Franklin Savings Bank (Savings Bank). The stockholders of the Savings Bank exchanged their shares for the shares of the Company, whereby the Savings Bank became a wholly owned subsidiary of the Company. State of Franklin Leasing Corporation (Leasing Corp) was incorporated under the laws of the State of Tennessee for the purpose of lease financing. The Leasing Corp is a wholly owned subsidiary of the Company. John Sevier Title Services, Inc. (Title Company) is the wholly owned subsidiary of the Savings Bank.

     The State of Franklin Savings Bank (Savings Bank), headquartered in Johnson City, Tennessee, was incorporated on February 15, 1996, and was the first Tennessee Chartered Stock Savings Bank under the Savings Bank Chartering Act of 1991 (Savings Bank Act). The Savings Bank's application to the Federal Deposit Insurance Corporation (FDIC) to obtain federal deposit insurance for the Savings Bank's deposit accounts under the Bank Insurance Fund (BIF) was approved on February 9, 1996. The Tennessee Department of Financial Institutions (Department) approved the Savings Bank's registration on February 15, 1996.

     The Savings Bank's initial stock offering of 610,000 shares was completely subscribed. All shares were purchased as of March 31, 1996, the end of the initial offering period.

     A private placement offering was conducted in 1997 with 501,280 shares of subscribed common stock sold for $11 per share. The date of the offering was April 7, 1997, expiring on September 30, 1997. Total proceeds received related to the offering were $5,495,380 and a receivable of $18,700 was due from Individual Retirement Account transfers at December 31, 1997. Expenses relating to the offering were $83,079. The net proceeds of $5,431,001 were used to provide capital to support future operations.

     The State of Franklin Savings Bank's primary market area is Washington and Sullivan Counties and their immediate vicinity in Tennessee. The Savings Bank has three branches in Johnson City, Tennessee, and one branch in Kingsport, Tennessee.

     The principal business of the Savings Bank is to accept savings deposits from the general public and to invest such funds in residential mortgage loans and, to a lesser extent, consumer and commercial loans. The Savings Bank provides a wide variety of financial services to its customers.

     A summary of significant accounting policies of the Company follows:

  Basis of Financial Statement Presentation

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. The consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles and reflect the accrual method of accounting. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

     Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans.

                       STATE OF FRANKLIN BANCSHARES, INC.

                            JOHNSON CITY, TENNESSEE

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A substantial portion of the Savings Bank's loans are secured by real estate in local markets. Accordingly, the ultimate collectibility of a substantial portion of the Savings Bank's loan portfolio is susceptible to changes in local market conditions.

     Management believes the allowance for loan losses is adequate.

     While management uses available information to recognize losses on loans, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Saving Bank's allowances for losses on loans. Such agencies may require the Savings Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

  Land, Buildings and Equipment

     Land is carried at cost. Buildings and equipment, including leasehold improvements, are carried at cost and are being depreciated over their estimated useful lives on the straight line method. Repairs and maintenance items are expensed and improvements are capitalized. Upon retirement or sale, any gain or loss will be charged to operations.

  Cash Equivalents

     For the purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

  Loans Receivable

     Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and unearned discounts.

     Unearned discounts on installment loans are recognized as income over the term of the loans using a method that approximates the interest method.

     Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

     Loans are placed on nonaccrual when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income, and thereafter interest is recognized only to the extent of payments received.

     The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. Management's periodic evaluation of the adequacy of the allowance is based on the Savings Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and current economic conditions. The allowance for loan losses is increased by a provision for loan losses, which is charged to expense, and decreased by charge-offs (net of recoveries).

  Investment and Mortgage-Backed Securities

     The Company is subject to Statement of Financial Accounting Standards
(SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Accordingly, investment and mortgage-backed securities are categorized as either held-to-maturity, trading account or available-for-sale securities.

                       STATE OF FRANKLIN BANCSHARES, INC.

                            JOHNSON CITY, TENNESSEE

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Held-to-maturity securities are bonds, notes and debentures for which the Savings Bank has the positive intent and ability to hold to maturity and are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

     Trading account securities are investments held principally for resale in the near term and mortgage-backed securities held for sale in conjunction with mortgage banking activities. Trading account securities would be recorded at their fair values. Unrealized gains and losses on trading account securities would be included immediately in other income. The Savings Bank has no securities in this classification at year end.

     Available-for-sale securities consist of bonds, notes, debentures, and certain equity securities not classified as trading securities or as held-to-maturity securities. The change in unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a separate component of other comprehensive income until realized. Realized gains (losses) on available-for-sale securities are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method over the period of maturity.

     Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary would have resulted in write-downs of the individual securities to their fair value. No write-downs have been included in earnings as realized losses.

  Federal Home Loan Bank Stock

     Federal Home Loan Bank (FHLB) stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula and is carried at cost on the consolidated statements of financial condition.

  Foreclosed Real Estate

     Foreclosed real estate includes both formally foreclosed property and in-substance foreclosed property. In-substance foreclosed properties are those properties for which the institution has taken physical possession, regardless of whether formal foreclosure proceedings have taken place.

     At the time of foreclosure, foreclosed real estate is recorded at the lower of the carrying amount or fair value less cost to sell, which becomes the property's new basis. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs incurred in maintaining foreclosed real estate and subsequent adjustments to the carrying amount of the property are included in income (loss) on foreclosed real estate.

  Income Taxes

     Income taxes are provided for the tax effects of the transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available-for-sale securities and allowance for loan losses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in

                       STATE OF FRANKLIN BANCSHARES, INC.

                            JOHNSON CITY, TENNESSEE

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

  Dividends

     As was anticipated, for at least the first three years of operations, all earnings which were generated from the operations of the Savings Bank were used to finance the growth of the Savings Bank and were not available to be paid to outside stockholders as dividends. Hereafter, in determining whether dividends will be declared on the Common Stock, the Board of Directors will take into account the Company's operating results, financial constitution, tax considerations, future capital and cash flow requirements, and other relevant factors.

     Tennessee law requires that dividends be paid only from retained earnings (or undivided profits), except that dividends may be paid from capital surplus with the prior written consent of the Tennessee Department of Financial Institutions. Tennessee laws regulating savings banks require certain charges against and transfers from an institution's undivided profits account before undivided profits can be made available for the payment of dividends. In addition, the Department generally prohibits a newly chartered institution from paying dividends during its first three years of operations without the Department's prior approval.

     On August 21,1998, the Savings Bank paid a special one-time dividend of $5,000 to the Company. This dividend was used to pay expenses related to the formation of the Holding Company. The Savings Bank had received approval from the State of Tennessee Department of Financial Institutions.

  Reclassifications

     In instances where required, amounts reported in prior year's financial statements included herein have been reclassified to put them on a comparable basis to the amounts reported in the December 31, 1998 consolidated financial statements.

NOTE 2. CASH AND CASH EQUIVALENTS

     At December 31, 1998, 1997 and 1996, cash and cash equivalents were as follows:

                                                     1998          1997         1996
                                                  ----------    ----------    ---------
Cash Working Funds..............................     314,605       319,216      182,648
Federal Funds Sold..............................   6,421,000    10,094,000    5,224,956
Due from Banks..................................   2,192,567     2,002,584    1,481,379
Short-Term Interest Bearing Deposits............   5,000,000            --           --
                                                  ----------    ----------    ---------
                                                  13,928,172    12,415,800    6,888,983
                                                  ==========    ==========    =========

                       STATE OF FRANKLIN BANCSHARES, INC.

                            JOHNSON CITY, TENNESSEE

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 3. LAND, BUILDINGS AND EQUIPMENT

     Fixed assets at December 31, 1998, 1997 and 1996 are summarized as follows:

                                                    1998          1997          1996
                                                 ----------    ----------    ----------
Land...........................................     850,000       850,000       100,000
Buildings and Leasehold Improvements...........   2,213,345     1,964,431     1,007,406
Furniture, Fixtures and Equipment..............   1,401,140       900,136       539,098
                                                 ----------    ----------    ----------
                                                  4,464,485     3,714,567     1,646,504
Less: Accumulated Depreciation.................     347,134       146,286        38,662
                                                 ----------    ----------    ----------
                                                  4,117,351     3,568,281     1,607,842
                                                 ==========    ==========    ==========

NOTE 4. LOANS RECEIVABLE

     Loans receivable at December 31, 1998, 1997 and 1996 consist of the following:

                                                    1998          1997          1996
                                                 ----------    ----------    ----------
First Mortgage Loans...........................  36,823,269    24,984,570    11,356,572
Construction Loans.............................  22,024,861    11,859,068     4,217,400
Consumer Loans.................................   7,726,136     4,764,911     2,107,552
Participation Loans, Net.......................     863,162       873,263            --
Commercial Loans...............................  26,603,529    12,256,079     2,439,451
Savings Account Loans..........................     545,011       193,130        81,178
Credit Line Advances...........................     396,618       239,115        14,324
                                                 ----------    ----------    ----------
          Gross Loans Receivable...............  94,982,586    55,170,136    20,216,477
                                                 ----------    ----------    ----------
Less:
  Undisbursed Portion of Loans in Process......  (8,179,727)   (4,387,881)   (3,114,972)
  Net Deferred Loan Origination Fees...........     (67,561)      (52,688)      (17,647)
  Accumulated General Loan Loss Reserves.......    (630,324)     (355,474)     (130,715)
                                                 ----------    ----------    ----------
                                                 (8,877,612)   (4,796,043)   (3,263,334)
                                                 ----------    ----------    ----------
Loans Receivable as Determined in Accordance
  with Generally Accepted Accounting
  Principles...................................  86,104,974    50,374,093    16,953,143
                                                 ==========    ==========    ==========
  An analysis of the allowance for loan losses
     is as follows:
     Balance -- Beginning of Period............     355,474       130,715            --
     Provision for Losses......................     275,127       226,094       130,715
     Actual Loan Losses........................        (277)       (1,335)           --
                                                 ----------    ----------    ----------
     Balance -- End of Period..................     630,324       355,474       130,715
                                                 ==========    ==========    ==========

     The gross amount of participation loans serviced by State of Franklin Savings Bank is $1,220,000.

NOTE 5. SUPERVISION AND REGULATION

  General

     As a Tennessee-chartered federally insured savings bank, the Savings Bank is subject to extensive regulation. Lending activities and other investments must comply with various statutory and regulatory requirements, including prescribed minimum capital standards. The Savings Bank is regularly examined by

                       STATE OF FRANKLIN BANCSHARES, INC.

                            JOHNSON CITY, TENNESSEE

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

the FDIC and the Tennessee Department of Financial Institutions and files periodic reports concerning its activities and financial condition with its regulators. The Savings Bank's relationship with depositors and borrowers also is regulated to a great extent by both federal law and the laws of the State of Tennessee, especially in such matters as the ownership of savings accounts and the form and content of mortgage documents.

     Federal and state banking laws and regulations govern all areas of the operation of the Savings Bank, including reserves, loans, mortgages, capital, issuance of securities, payment of dividends and establishment of branches. Federal and state bank regulatory agencies also have the general authority to limit the dividends paid by insured banks if such payments should be deemed to constitute an unsafe and unsound practice. The primary federal regulator of the Savings Bank, the FDIC, has authority to impose penalties, initiate civil and administrative actions and take other steps intended to prevent banks from engaging in unsafe or unsound practices.

     Tennessee law permits the Savings Bank to become a member of the Federal Reserve System or the Federal Home Loan Bank System. The Savings Bank is a member of the Federal Home Loan Bank of Cincinnati. The FHLB of Cincinnati functions as a central reserve bank which provides credit for member institutions. The Savings Bank, as a member of the FHLB of Cincinnati, is required to own capital stock in the FHLB of Cincinnati. Provided certain standards related to creditworthiness continue to be met, the Savings Bank will be authorized to apply for additional advances on the security of such stock and on certain of its residential mortgage loans and other assets (principally, securities which are obligations of, or guaranteed by, the United States). The Savings Bank's current advances from FHLB are disclosed in Note 10.

  Tennessee Supervision and Regulation

     As a Tennessee-chartered savings bank, the Savings Bank is subject to various state laws and regulations which limit the amount that can be loaned to a single borrower, the type of permissible investments, and geographic expansion, among other things. The Savings Bank must submit an application and receive the approval of the Department before opening a new branch office or merging with another financial institution. The Commissioner of the Department (Commissioner) has the authority to enforce state laws and regulations by ordering a director, officer or employee of the Savings Bank to cease and desist from violating a law or regulation and unsafe and unsound banking practices.

  Federal Regulation

     The Savings Bank was approved by the FDIC to have its deposit accounts insured up to applicable limits by the Bank Insurance Fund. The BIF was designated as an insurance fund pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA). As insurer, the FDIC issues regulations, conducts examinations, requires the filing of reports and generally supervises and regulates the operations of state-chartered banks that are not members of the Federal Reserve System. FDIC approval is required prior to any merger or consolidation involving state, nonmember banks, or the establishment or relocation of an office facility thereof. FDIC supervision and regulation is intended primarily for the protection of depositors and the FDIC insurance funds.

     Any insured bank which does not operate in accordance with or conform to FDIC regulations, policies and directives may be sanctioned for noncompliance. For example, proceedings may be instituted against any insured bank or any director, officer, or employee of such bank who engages in unsafe and unsound practices, including the violation of applicable laws and regulations. The FDIC has the authority to terminate deposit insurance pursuant to procedures established for that purpose. Failure to meet minimum

                       STATE OF FRANKLIN BANCSHARES, INC.

                            JOHNSON CITY, TENNESSEE

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Savings Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Savings Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the Savings Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 1998, the most recent notification from the FDIC categorized the Savings Bank as well-capitalized under the regulatory framework for prompt corrective action. The "prompt corrective action" regulations established five categories of depository institutions: (1) well-capitalized,
(2) adequately capitalized, (3) under-capitalized, (4) significantly under-capitalized, and (5) critically under-capitalized. Each category relates to the level of capital for the depository institution. A "well-capitalized" institution meets the minimum level required by regulation (i.e., total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater). To be categorized as well-capitalized, the Savings Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

                                                                                FOR CAPITAL
                                                                             ADEQUACY PURPOSES
                                                                               AND TO BE WELL
                                                                             CAPITALIZED UNDER
                                                                             PROMPT CORRECTIVE
                                                              ACTUAL         ACTION PROVISIONS
                                                         ----------------    ------------------
                                                         AMOUNT    RATIO      AMOUNT     RATIO
                                                         ------    ------    --------    ------
IN THOUSANDS (UNAUDITED)
As of December 31, 1998:
  Total Risk-Based Capital (to Risk-Weighted Assets)...  11,908    16.24%     >7,334     10.0%
                                                                              -
  Tier 1 Capital (to Risk-Weighted Assets).............  10,989    14.98%     >4,400      6.0%
                                                                              -
  Tier 1 Capital (to Adjusted Total Assets)............  10,989     9.44%     >5,823      5.0%
                                                                              -
As of December 31, 1997:
  Total Risk-Based Capital (to Risk-Weighted Assets)...  11,095    24.5 %     >4,524     10.0%
                                                                              -
  Tier 1 Capital (to Risk-Weighted Assets).............  10,529    23.3 %     >2,714      6.0%
                                                                              -
  Tier 1 Capital (to Adjusted Total Assets)............  10,529    13.6 %     >3,873      5.0%
                                                                              -

NOTE 6. MORTGAGE-BACKED SECURITIES

     Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Mortgage-backed securities are classified as available-for-sale securities and carried at fair value. Premiums and discounts are amortized using methods approximating the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

                       STATE OF FRANKLIN BANCSHARES, INC.

                            JOHNSON CITY, TENNESSEE

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 7. EMPLOYEE AND DIRECTOR BENEFIT PLANS

  Retirement Plan

     The Savings Bank had a noncontributory retirement plan for all eligible employees. The benefits were funded by an annual payment into each employee's Individual Retirement Account. The cost of the plan was $0, $0 and $36,557 for the periods ended December 31, 1998, 1997 and 1996, respectively. The employees were 100% vested in the plan. The plan was terminated as of January 1, 1997.

  Employee Stock Ownership Plan

     The company has an employee stock ownership plan (ESOP) for those employees who meet the eligibility requirements of the plan. The ESOP was established and funded for 1997. On February 28, 1998, 5,236 shares of the Savings Bank with a fair value of $57,600 were issued for the 1997 contribution. The Savings Bank stock was exchanged for Company stock as discussed in Note 1. During the third quarter of 1998, the ESOP borrowed $700,000 from the Company and used the funds to purchase 63,636 shares of common stock of the Company at $11 per share. This increased the ESOP's shares from 5,236 to 68,872. Note payments are $8,218 per month for ten years with a fixed interest rate of 7.25%. The note balances outstanding at December 31, 1998, 1997 and 1996 were $692,022, $0 and $0, respectively.

     A related loan was obtained for the purpose of leveraging the ESOP in the amount of $700,000 with similar terms and collaterized with stock. The note balances outstanding at December 31, 1998, 1997 and 1996 were $687,925, $0 and $0, respectively.

     ESOP shares are maintained in a suspense account until released and allocated to participants' accounts. The release of shares from the suspense account is based on the principal paid in the year in proportion to the total of current year and remaining outstanding debt. Allocation of released shares to participants' accounts is done as of December 31. Shares allocated and remaining in suspense were as follows:

                                                                DECEMBER 31,
                                                              -----------------
                                                               1998       1997
                                                              -------    ------
Number of Shares
  Released and allocated....................................    6,333        --
  Committed to be Released..................................    2,101     5,236
  Suspense..................................................   60,438        --
Fair Value
  Released and allocated....................................   69,663        --
  Committed to be Released..................................   23,111    57,600
  Suspense..................................................  664,820        --

     The expense recorded by the Company is based on cash contributed to the ESOP during the year in amounts determined by the Board of Directors, plus the excess of fair value of shares released and allocated over the ESOP's cost of those shares. The Company's ESOP compensation costs exclude interest which is classified as such on the consolidated statements of income. Contributions to the ESOP are as follows:

                                                                DECEMBER 31,
                                                              ----------------
                                                               1998      1997
                                                              ------    ------
Compensation Expense........................................  76,222    57,600
Contributions...............................................  76,222    57,600

                       STATE OF FRANKLIN BANCSHARES, INC.

                            JOHNSON CITY, TENNESSEE

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     No dividends have been declared on the Company's stock. If dividends are paid, the ESOP administrators will determine whether dividends on allocated and unallocated shares will be used for debt service. Any allocated dividends used will be replaced with common stock of equal value. For the purpose of computing earnings per share, all ESOP shares committed to be released will be considered outstanding.

     The released Company stock will be allocated to employees based on their salaries. Generally, all employees who work over 1,000 hours are eligible for the plan after one year of service. Employees will be vested after seven years of service. This plan includes a 401(k) feature that began in 1998, which allows employees to defer up to 6% of their salary and is matched by the Company up to the maximum allowed amount.

     In connection with the 401(k) provision and the Company contribution, there were 6,996 shares of common stock subscribed at December 31, 1998.

  Stock Option Plans

     On December 21, 1996, the Savings Bank's Board of Directors approved the Stock Option Plan for Directors and the Stock Option Plan for Management. A total of 15% of the original stock offering (91,500 shares) was reserved for these plans. These plans were retroactively amended after year end.

     Under the amended stock option plan for the outside directors, one-third of the total shares were granted to the outside directors as compensation for directors' fees over the next five years. Beginning when the Savings Bank had annual profitability, the options will vest at 20% per year to each director. This will total 2,346 shares per director. The exercise price of the options is $10 per share. The vested portion of the options may be exercised at any time. There is no termination date on the options, but in the event of death, the estate must exercise the options within twelve months. If the Savings Bank is sold or merged, the options become 100% vested.

     Under the stock option plan for management, the remaining 61,000 shares were granted to management as an incentive in the Savings Bank's performance. The options retroactively began to vest after three consecutive quarters of profitability. The options will vest at 20% per year for five years. The exercise price of the options is $10 per share. The vested portion of the options may be exercised at any time. There is no termination date on the options, but in the event of death, the estate must exercise the options within twelve months. If the individual leaves the service of the Savings Bank, the options must be exercised within three months, although this requirement may be waived by the board. If the Savings Bank is sold or merged, the options become 100% vested.

                       STATE OF FRANKLIN BANCSHARES, INC.

                            JOHNSON CITY, TENNESSEE

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The stock option plans for outside directors and for management were amended again, effective April 17, 1998, for 15% of the secondary offering (75,192 shares). One-third of these shares was allocated to outside directors and the remaining to management. Exercise price of these options was set at $11 per share. The other terms of these options are the same as the terms of the original options.

                                                                                           WEIGHTED
                                                                   AWARDED                  AVERAGE
                                                                     AND                   EXERCISE
                                                                 UNEXERCISED    VESTED       PRICE
                                                                   OPTIONS      OPTIONS    PER SHARE
                                                                 -----------    -------    ---------
Options Granted -- Outside Directors........  January 1, 1998       30,500       5,630      $10
                                              During 1998           25,064       5,012      $11

Options Granted -- Management...............  January 1, 1998       61,000      12,200      $10
                                              During 1998           50,128      10,025      $11

Options Expired -- Outside Directors.........................       (2,346)         --
                                                                   -------      ------
Options Outstanding -- December 31, 1998.....................      164,346      32,867      $10.46
                                                                   =======      ======

     The State of Franklin Savings Bank accounts for these plans under APB Opinion No. 25, Accounting for Stock Issued to Employees, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with Statement of Financial Accounting Standard No. 123, Accounting for Stock-based Compensation, (SFAS No. 123), the Savings Bank's net income and earnings per share would not have changed. SFAS No. 123 requires compensation cost to be calculated by the fair value based method. However, it is not possible to estimate the fair value of the options at the grant date. Therefore, the estimates of compensation cost have been determined by the intrinsic value based method.

                       STATE OF FRANKLIN BANCSHARES, INC.

                            JOHNSON CITY, TENNESSEE

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 8. DEPOSITS

Savings deposit balances are summarized as follows:

                                                DECEMBER 31, 1998                DECEMBER 31, 1997
                                          ------------------------------   ------------------------------
                                          AVERAGE                          AVERAGE
                                           RATE       AMOUNT     PERCENT    RATE       AMOUNT     PERCENT
                                          -------   ----------   -------   -------   ----------   -------
Passbook................................   4.25      6,083,930     6.31      4.25     3,285,536     4.55
Commercial Checking.....................   0.00      4,365,719     4.53      0.00     6,653,254     9.21
Christmas Club..........................   4.25         24,198     0.03      4.25         5,048     0.01
NOW.....................................   1.64      5,848,650     6.07      1.79     3,040,127     4.21
Money Market Deposit....................   4.48     13,730,025    14.25      4.31     6,102,285     8.44
                                                    ----------   ------              ----------   ------
                                                    30,052,522    31.19              19,086,250    26.42
                                                    ----------   ------              ----------   ------
Fixed Term Certificate Accounts
  365 Day IRA...........................   5.27        832,859     0.86      5.75       914,838     1.27
  18 Month IRA..........................   5.34          8,058     0.01      5.97        46,188     0.06
  30 Month IRA..........................   5.12        384,998     0.40      6.04       357,024     0.49
  30 Month IRA (and Keogh)..............   6.09      3,446,063     3.58      6.12     2,542,476     3.52
  30 Month..............................   6.04     10,566,996    10.97      6.08    10,241,112    14.18
  12 Month Roth IRA.....................   4.3          99,665     0.10        --            --       --
  18 Month Roth IRA.....................   4.9          32,773     0.03        --            --       --
  30 Month Roth IRA.....................   5.69          6,866     0.01        --            --       --
  7 Month...............................   5.5      10,396,334    10.79        --            --       --
  30 Month Educational IRA..............   5.5              79     0.00        --            --       --
  9 Month...............................   5.49      3,195,279     3.31        --            --       --
  1 Year................................   5.39     11,280,906    11.71      5.83    15,543,368    21.52
  3 Year................................   6.15      3,256,713     3.38      6.12     1,133,764     1.57
  Jumbo.................................   5.83      9,481,823     9.84      5.98     8,241,110    11.41
  2 Year................................   5.8       6,059,613     6.29      6.07     3,368,326     4.66
  4 Year................................   6.14        459,645     0.48      6.18       334,226     0.46
  5 Year................................   5.92        372,264     0.38      6.09       140,270     0.19
  18 Month..............................   5.44      2,331,932     2.42      6.05     2,170,999     3.00
  182 Day Money Market..................   4.67      4,078,315     4.23      5.44     8,104,350    11.22
  90 Day Money Market...................   3.4          20,374     0.02      4.00        19,583     0.03
                                                    ----------   ------              ----------   ------
                                                    66,311,555    68.81              53,157,634    73.58
                                                    ----------   ------              ----------   ------
                                                    96,364,077   100.00              72,243,884   100.00
                                                    ==========   ======              ==========   ======

     The contractual maturity of certificate accounts at December 31, 1998 and 1997, is as follows:

    YEAR ENDING DECEMBER 31, 1998
-------------------------------------
1999.....................  47,393,530
2000.....................  13,584,484
2001.....................   4,341,244
2002.....................     355,992
2003 and After...........     636,305
                           ----------
                           66,311,555
                           ==========

    YEAR ENDING DECEMBER 31, 1997
-------------------------------------
1998.....................  34,415,114
1999.....................  11,801,483
2000.....................   6,422,470
2001.....................     285,217
2002 and After...........     233,350
                           ----------
                           53,157,634
                           ==========

                       STATE OF FRANKLIN BANCSHARES, INC.

                            JOHNSON CITY, TENNESSEE

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 9. ACCRUED INTEREST RECEIVABLE, NET

                                                                1998        1997
                                                              ---------    -------
Loans (Net of Allowance for Uncollected Interest of $0).....    471,133    251,986
Mortgage Backed Securities..................................        210      1,048
Investment Securities.......................................    206,606    147,726
Cash and Due from Banks.....................................      8,014         --
                                                              ---------    -------
                                                                685,963    400,760
                                                              =========    =======

NOTE 10. FEDERAL HOME LOAN BANK ADVANCES

     Advances from FHLB are summarized as follows for the periods ended December 31, 1998 and 1997:

CONTRACTUAL MATURITY                                            1998        1997
--------------------                                          ---------    -------
Within 10 Years:
  Fixed Rate................................................  9,000,000         --
                                                              =========    =======
  Weighted Average Rate.....................................       5.42%        --%

     The Savings Bank pledges as collateral for these borrowings selected qualifying mortgage loans (as defined) under an agreement with the FHLB. Loans pledged at December 31, 1998 and 1997 were approximately $13,500,000 and $0, respectively.

NOTE 11. OTHER NONINTEREST EXPENSE

     Other noninterest expense amounts are summarized as follows for the periods ended December 31, 1998, 1997 and 1996:

                                                         1998       1997       1996
                                                        -------    -------    -------
Other Noninterest Expense:
  Seminars and Education Expenses.....................   36,343     24,308     15,218
  Insurance Expense...................................   32,241     32,322     21,213
  Professional Expenses and Supervisory
     Examinations.....................................   99,748     61,133     48,304
  Office Supplies and Postage.........................  149,478    144,851     98,719
  Telephone...........................................   82,512     43,638     17,703
  Other...............................................  187,556    129,630     51,300
                                                        -------    -------    -------
                                                        587,878    435,882    252,457
                                                        =======    =======    =======

NOTE 12. ORGANIZATION EXPENSE

     The following organization expenses were netted against paid-in capital:

                                                         1998       1997       1996
                                                        -------    -------    -------
Compensation and Related Benefits.....................       --         --    147,984
Supplies..............................................       --         --     15,535
Telephone.............................................       --         --      3,199
Advertising...........................................       --         --      3,954
Other.................................................   11,355         --     88,913
                                                        -------    -------    -------
                                                         11,355         --    259,585
                                                        =======    =======    =======

                       STATE OF FRANKLIN BANCSHARES, INC.

                            JOHNSON CITY, TENNESSEE

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 13. INVESTMENT SECURITIES

     The amortized cost and fair value of investment securities Held-to-Maturity and Available-for-Sale at December 31, 1998 and 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties.

                                                                    GROSS        GROSS      ESTIMATED
                                                     AMORTIZED    UNREALIZED   UNREALIZED     MARKET
                                                        COST        GAINS        LOSSES       VALUE
                                                     ----------   ----------   ----------   ----------
December 31, 1998:
Available-for-Sale:
     United States Government Agency Securities
       Maturing:
          After one year but within five years.....   5,989,785     20,515          --       6,010,300
          After five years but within ten years....   5,564,386     39,557          --       5,603,943
     Mortgage Backed Securities:
       Corporate issue.............................      35,947        211          --          36,158
     Other
       Within one year.............................     598,171         --          --         598,171
                                                     ----------     ------       -----      ----------
          Total....................................  12,188,289     60,283          --      12,248,572
                                                     ==========     ======       =====      ==========

December 31, 1997:
  Held-to-Maturity:
     United States Government Agency Securities
       Maturing:
          After one year but within five years.....   2,300,000         --       4,656       2,295,344
          After five years but within ten years....   7,700,000     27,870          --       7,727,870
                                                     ----------     ------       -----      ----------
          Total....................................  10,000,000     27,870       4,656      10,023,214
                                                     ==========     ======       =====      ==========
  Available-for-Sale:
     United States Government Agency Securities
       Maturing:
          After one year but within five years.....   1,500,000         --         981       1,499,019
          After five years but within ten years....   3,739,063     35,890          --       3,774,953
       After ten years.............................   1,000,000      4,330          --       1,004,330
     Mortgage Backed Securities:
       Corporate issue.............................     179,304      1,407          --         180,711
     Other
       Within one year.............................       3,888         --          --           3,888
                                                     ----------     ------       -----      ----------
          Total....................................   6,422,255     41,627         981       6,462,901
                                                     ==========     ======       =====      ==========

     Gross proceeds from sales of investment securities Available-for-Sale for the period ended December 31, 1998, 1997 and 1996 were $14,374,235, $14,183,359 and $3,764,062, respectively, resulting in gross gains of $38,769, $148,045 and $58,125, respectively.

                       STATE OF FRANKLIN BANCSHARES, INC.

                            JOHNSON CITY, TENNESSEE

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 14. LEGAL PROCEEDINGS

     The Company and its subsidiaries are periodically involved in legal proceedings that are generally incidental to their businesses. At December 31, 1998, there were no legal proceedings that were expected to have a material impact on the Company's financial statements.

NOTE 15. RELATED PARTY TRANSACTIONS

     The Savings Bank has granted loans to its officers and directors. Management believes that such loans were made in the ordinary course of business with normal credit terms, including interest rates and collateral and do not represent more than a normal risk of collection. Activity with related parties during 1998, 1997 and 1996 was as follows:

                                                       1998         1997        1996
                                                     ---------    ---------    -------
Loan Balances at the Beginning of the Period.......  2,046,056      555,432         --
New Loans..........................................  2,514,787    1,656,131    580,362
Repayments.........................................   (442,278)    (165,507)   (24,930)
                                                     ---------    ---------    -------
Loan Balances at the End of the Period.............  4,118,565    2,046,056    555,432
                                                     =========    =========    =======

     Officers and directors have unsecured lines of credit that have not been used in the amount of $49,501, $56,500 and $6,781 at December 31, 1998, 1997 and 1996, respectively.

     Officers and directors also have unsecured overdraft protection accounts with available balances in the amount of $83,892, $26,518 and $34,641 at December 31, 1998, 1997 and 1996, respectively. Secured home-equity lines of credit for officers and directors have an available amount of $39,579, $15,170 and $199,468 at December 31, 1998, 1997 and 1996, respectively.

     Two individuals, one a director and the other an officer and director, are also partners in a partnership in which the following significant transaction occurred:

     The Savings Bank leases the Browns Mill Office in Johnson City from the partnership. The monthly lease payments were $2,550 per month in both 1998 and 1997 and $3,400 per month in 1996.

NOTE 16. COMMITMENTS

     In the normal course of business, State of Franklin Savings Bank has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. The principal commitments of the Savings Bank are as follows:

                                             DECEMBER 31, 1998                DECEMBER 31, 1997
                                      -------------------------------   ------------------------------
                                       FIXED    VARIABLE                FIXED    VARIABLE
                                       RATE       RATE        TOTAL      RATE      RATE        TOTAL
                                      -------   ---------   ---------   ------   ---------   ---------
Mortgage Loans to Originate.........       --     294,400     294,400       --   1,008,200   1,008,200
Unsecured Lines of Credit...........       --     511,287     511,287       --     673,794     673,794
Overdraft Protection Accounts.......  260,595          --     260,595   89,091          --      89,091
Home Equity Lines of Credit.........       --   2,498,854   2,498,854       --   1,633,350   1,633,350
Commercial..........................       --   2,451,831   2,451,831       --   1,377,724   1,377,724
                                      -------   ---------   ---------   ------   ---------   ---------
                                      260,595   5,756,372   6,016,967   89,091   4,693,068   4,782,159
                                      =======   =========   =========   ======   =========   =========

     Commitments under standby letters of credit totaled approximately $292,133 and $965,000 at December 31, 1998 and 1997, respectively.

                       STATE OF FRANKLIN BANCSHARES, INC.

                            JOHNSON CITY, TENNESSEE

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 1998, the Savings Bank had unused lines of credit for funds purchases and daylight overdrafts with two banks. The lines total $1,500,000 each and have variable interest rates based on the lending bank's daily federal funds rate. The Savings Bank also has unused lines of credit with FHLB in the amount of $7,902,000.

     The Savings Bank is engaged in the sale of mortgage loans on the secondary market. These loans are sold outright and are not serviced by the Savings Bank. There were no loan sales in the year of 1996. The gain on the sale of these mortgage loans is as follows:

                                                                1998         1997
                                                              ---------    ---------
Selling Price...............................................  5,083,213    1,161,502
  Less: Carrying Value......................................  5,016,375    1,140,479
        Loan Cost...........................................     20,658        5,885
                                                              ---------    ---------
  Net Gain on Loans Sold....................................     46,180       15,138
                                                              =========    =========

     At December 31, 1998 and 1997, the Savings Bank had mortgage loans committed to be sold totaling $1,627,400 and $180,300, respectively. Commitments to originate loans to be sold on the secondary market were $1,758,740 and $62,400 at December 31, 1998 and 1997, respectively.

     The Savings Bank leases office space at the Browns Mill Road, Johnson City, branch location under an operating lease expiring on August 31, 1999 with an option to renew and extend for another three years. The Savings Bank has two automobile leases that expire on June 15, 2000. The Savings Bank also leases storage space at the Browns Mill Road, Johnson City, branch location under a month-to-month operating lease.

     Management expects as operating leases expire in the normal course of business, they will be renewed or replaced by leases on other properties at current market rental rates at the time of renewal.

     Approximate minimum future rentals to be paid under the cancelable and noncancelable leases for five years subsequent to December 31, 1998 are as follows:

                                                              NONCANCELABLE     CANCELABLE
YEARS ENDED                                                      LEASES-         LEASES-
DECEMBER 31,                                                 BUILDING & AUTO     BUILDING
------------                                                 ---------------    ----------
  1999.....................................................       49,426          1,560
  2000.....................................................       40,013          1,560
  2001.....................................................       30,600          1,560
  2002.....................................................       30,600          1,560
  2003.....................................................       30,600          1,560
                                                                 -------          -----
          Total Minimum Future Rentals.....................      181,239          7,800
                                                                 =======          =====

                       STATE OF FRANKLIN BANCSHARES, INC.

                            JOHNSON CITY, TENNESSEE

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 17. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of financial instruments is disclosed to comply with SFAS No. 107, Disclosure about Fair Value of Financial Instruments. The following tables present estimates of fair value for the Saving Bank's financial instruments at December 31, 1998 and 1997:

                                                               CARRYING        FAIR
                                                                AMOUNT        VALUE
                                                              ----------    ----------
December 31, 1998:
Financial Assets:
  Cash and Cash Equivalents.................................  13,928,172    13,928,172
  Investment Securities.....................................  12,248,572    12,248,572
  Loans.....................................................  86,104,974    86,876,374
  Accrued Interest Receivable...............................     685,963       685,963
  Leases Receivable, Net....................................     120,999       120,999
Financial Liabilities:
  Deposits..................................................  96,364,077    96,684,783
  Advance Payments by Borrowers for Taxes and Insurance
     (Escrows)..............................................      98,784        98,784
  Accrued Interest on Deposits..............................     103,769       103,769
  Notes Payable.............................................     687,925       673,283
  FHLB Advances.............................................   9,000,000     9,000,000


December 31, 1997:
Financial Assets:
  Cash and Cash Equivalents.................................  12,415,800    12,415,800
  Investment Securities.....................................  16,462,901    16,486,116
  Loans.....................................................  50,374,093    50,449,261
  Accrued Interest Receivable...............................     400,760       400,760
Financial Liabilities:
  Deposits..................................................  72,243,884    72,271,957
  Advance Payments by Borrowers for Taxes and Insurance
     (Escrows)..............................................      59,911        59,911
  Accrued Interest on Deposits..............................      43,469        43,469

     The carrying amounts in the preceding table are included in the consolidated statements of financial condition under the applicable captions. The contract or notional amounts of the Company's financial instruments with off-balance-sheet risk are disclosed in Note 16. No derivatives were held by the Company. It is not practicable to estimate the fair value of Federal Home Loan Bank stock because it is not marketable. The carrying amount of that investment is reported at cost in the consolidated statements of financial condition.

     The following describes the assumptions and methodologies used to calculate the fair value for financial instruments.

     Fair Values of Financial Instruments: Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes

                       STATE OF FRANKLIN BANCSHARES, INC.

                            JOHNSON CITY, TENNESSEE

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

     Floating Rate Loans: Floating rate 1-4 family residential mortgage loans reprice periodically and will lag movements in market rates. The fair value for floating rate mortgage loans is calculated by discounting future cash flows to their present value. Future cash flows, consisting of principal payments, interest payments, and repricings, are discounted with current Savings Bank prices for similar instruments applicable to the remaining maturity. Prepayment assumptions based on historical prepayment speeds have been applied to the 1-4 family residential floating rate mortgage portfolio.

     Fixed Rate Loans and Leases: The fair value for fixed rate loans and leases is calculated by discounting future cash flows to their present value. Future cash flows, consisting of both principal and interest payments, are discounted with current Savings Bank prices for similar instruments applicable to the remaining maturity. Prepayment assumptions based on historical prepayment speeds have been applied to the fixed rate mortgage and installment loan portfolios.

     Allowance For Loan Losses: The fair value of the allowance for loan losses is approximated by the book value. Additionally, the credit exposure known to exist in the loan portfolio is embodied in the allowance for loan losses.

     Cash and Cash Equivalents: The fair value of cash and cash equivalents are approximated by the book value.

     Investment Securities: Market quotes, when available, are used for the fair value of investment securities.

     Defined Maturity Deposits: The fair value for defined maturity deposits is calculated by discounting future cash flows to their present value. Future cash flows, consisting of both principal and interest payments, are discounted with Savings Bank prices for similar instruments applicable to the remaining maturity. For the purpose of this disclosure, defined maturity deposits include all certificates of deposit and other time deposits.

     Undefined Maturity Deposits: The fair value of undefined maturity deposits is required by the statement to equal the book value. For the purpose of this disclosure, undefined maturity deposits include demand deposits, checking interest accounts, savings accounts, and money market accounts.

     Long-Term Debt: The fair value of long-term debt instruments and Federal Home Loan Bank advances is estimated using a discounted cash flow calculation, based on current rates for similar debt.

     Limitations: The foregoing fair value estimates are made at a specific point in time, based on pertinent market data and relevant information on the financial instrument. These estimates do not include any premium or discount that could result from an offer to sell, at one time, the Savings Bank's entire holdings of a particular financial instrument or category thereof. Since no market exists for a substantial portion of the Savings Bank's financial instruments, fair value estimates were necessarily based on judgments with respect to future expected loss experience, current economic conditions, risk assessments of various financial instruments involving a myriad of individual borrowers, and other factors. Given the innately subjective nature of these estimates, the uncertainties surrounding them and the matters of significant judgment that must be applied, these fair value estimations cannot be calculated with precision. Modifications in such assumptions could meaningfully alter these estimates.

     Since these fair value approximations were made solely for on- and off-balance sheet financial instruments, no attempt was made to estimate the value of anticipated future business and the value of nonfinancial statement assets and liabilities. Other important elements which are not deemed to be

                       STATE OF FRANKLIN BANCSHARES, INC.

                            JOHNSON CITY, TENNESSEE

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

financial assets or liabilities include the value of the Savings Bank's existing core deposit base, premises and equipment, and goodwill. Further, certain tax implications related to the realization of the unrealized gains and losses could have a substantial impact on these fair value estimates and have not been incorporated into any of the estimates.

NOTE 18. FEDERAL INCOME TAX

     A reconciliation between the effective income tax expense or benefit and the amount computed by multiplying the projected statutory federal income tax rate for the period ended December 31, 1998, 1997 and 1996 is as follows:

                                                                1998       1997       1996
                                                              --------    -------    -------
Computed "Expected" Tax (Expense) Benefit...................  (186,556)    (7,794)    77,126
Bad Debt Deduction..........................................   110,492    (73,785)   (19,607)
Amortization of Organization Expense........................    17,845     16,943      6,489
Other.......................................................      (855)     1,101       (565)
Reversal of Allowance for Deferred Tax Assets...............        --     68,612         --
FHLB Dividends..............................................     6,868         --         --
                                                              --------    -------    -------
Provision for Income Taxes..................................   (52,206)     5,077     63,443
                                                              ========    =======    =======
Current Income Tax (Expense) Benefit........................  (183,707)    13,075         --
Deferred Income Tax (Expense) Benefit.......................   131,501     (7,998)    63,443
                                                              --------    -------    -------
Provision for Income Taxes..................................   (52,206)     5,077     63,443
                                                              ========    =======    =======
Deferred Tax Assets:
  Due to Net Operating Loss Carryforward....................        --     68,521    132,055
  Due to Unrealized Gains on Investments....................   (20,496)   (13,076)        --
  Due to FHLB Dividends.....................................    (6,868)        --         --
  Due to Reserve for Loan Losses............................   214,310         --         --
                                                              --------    -------    -------
                                                               186,946     55,445    132,055
                                                              --------    -------    -------
Reserve for Deferred Tax Assets:
  Beginning Balance.........................................        --    (68,612)        --
  Amount Reserved...........................................        --         --    (68,612)
  Reversal of Reserved Amount...............................        --     68,612         --
                                                              --------    -------    -------
          Ending Balance....................................        --         --    (68,612)
                                                              --------    -------    -------
Deferred Tax Assets -- Net..................................   186,946     55,445     63,443
                                                              ========    =======    =======

     The Savings Bank had a net operating loss carryforward of $195,157 which was used to offset federal taxable income in 1998.

     In assessing the realizability of the related deferred tax asset, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods which those temporary differences are deductible. Management considers the projected future taxable income and tax planning strategies in making this assessment. Based upon the projection for future taxable income over the periods which the deferred tax asset is deductible, at December 31, 1998, management believes it is more likely than not that the Savings Bank will realize the benefits of these deductible differences.

                       STATE OF FRANKLIN BANCSHARES, INC.

                            JOHNSON CITY, TENNESSEE

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 19. COMPREHENSIVE INCOME

     In June of 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, (SFAS No. 130), Reporting Comprehensive Income. This new statement establishes standards for reporting and displaying comprehensive income and its components in a basic set of financial statements. The purpose of reporting comprehensive income is to report a measure of all changes in equity of an enterprise that results from recognized transactions and other economic events of the period other than transactions with owners in their capacity as owners.

     Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

     Reclassification adjustments are made to avoid counting in comprehensive income items that are displayed as part of net income for a period that also had been displayed as part of other comprehensive income in that period or earlier periods. For example, gains on investment securities that were realized and included in net income of the current period that also had been included in other comprehensive income as unrealized holding gains in the period in which they arose must be deducted through other comprehensive income of the period in which they are included in net income to avoid including them in comprehensive income twice.

     State of Franklin Savings Bank adopted SFAS No. 130 effective December 31, 1997 and restated the previous year's financial statements to comply with the new reporting requirements.

NOTE 20. EARNINGS (LOSS) PER SHARE

     Statement of Financial Accounting Standards No. 128 (SFAS No. 128), Earnings Per Share, is effective for fiscal years ending after December 15, 1997. This statement presents standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. SFAS No. 128 simplifies previous standards for computing EPS and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with the presentation of basic EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS.

     The Savings Bank adopted SFAS No. 128 effective January 1, 1997 and restated the previous year's financial statements to comply with the new reporting requirements.

                                                              1998         1997         1996
                                                            ---------    ---------    --------
Net Income Available to Common Shareholders...............    496,489       57,035    (450,733)
                                                            =========    =========    ========
  Average Shares
  Average Shares -- Basic.................................  1,117,270    1,111,280     610,000
  Effect of Dilutive Common Stock Options.................      6,484        8,316          --
                                                            ---------    ---------    --------
  Average Shares -- Diluted...............................  1,123,754    1,119,596     610,000
                                                            =========    =========    ========
Basic Earnings (Loss) Per Share...........................       0.44         0.05       (0.74)
                                                            =========    =========    ========
Diluted Earnings (Loss) Per Share.........................       0.44         0.05       (0.74)
                                                            =========    =========    ========

                       STATE OF FRANKLIN BANCSHARES, INC.

                            JOHNSON CITY, TENNESSEE

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 21. CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

  Statement of Financial Position

                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
Assets:
Cash and Cash Equivalents...................................          897
Investments -- Available-for-Sale...........................      593,164
Receivable from ESOP........................................      108,286
Investments in Subsidiaries.................................   11,565,733
                                                               ----------
               Total Assets.................................   12,268,080
                                                               ==========
Liabilities:
Short Term Borrowings -- Subsidiary.........................        2,743
Notes Payable...............................................      687,925
                                                               ----------
          Total Liabilities.................................      690,668
                                                               ----------
Stockholders' Equity:
Common Stock, $1.00 Par Value, Authorized: 3,000,000 Shares;
  Issued: 1,180,152 Shares..................................    1,180,152
Common Stock Subscribed.....................................        6,996
Paid-In Capital.............................................   10,907,472
Accumulated Other Comprehensive Income......................       39,820
Retained Earnings...........................................      107,792
Less: Employee Stock Ownership..............................     (664,820)
                                                               ----------
          Total Stockholders' Equity........................   11,577,412
                                                               ----------
               Total Liabilities and Stockholders' Equity...   12,268,080
                                                               ==========

  Statement of Income

                                                              PERIOD ENDED
                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
Interest Income.............................................      8,634
Dividends from Banking Subsidiary...........................      5,000
                                                                -------
Income Before Income Taxes and Equity in Undistributed
  Earnings of Subsidiaries..................................     13,634
Provision for Income Taxes..................................     (2,743)
                                                                -------
Income before Equity in Undistributed Earnings of
  Subsidiaries..............................................     10,891
Equity in Undistributed Earnings of Subsidiaries............    485,598
                                                                -------
Net Income..................................................    496,489
                                                                =======

                       STATE OF FRANKLIN BANCSHARES, INC.

                            JOHNSON CITY, TENNESSEE

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Statement of Cash Flows

                                                              PERIOD ENDED
                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
Cash Flows from Operating Activities
  Net Income................................................     496,489
  Items Not Affecting Cash and Cash Equivalents:
     Equity in Undistributed Earnings of Subsidiaries.......    (485,598)
     Increase in Payable to Subsidiary......................       2,743
                                                                --------
          Net Cash Provided by Operating Activities.........      13,634
                                                                --------
Cash Flows from Investing Activities
  Purchase of Investments...................................    (707,634)
  Proceeds from Sale of Available-for-Sale Investments......     114,470
  Investment in Subsidiary..................................    (100,000)
                                                                --------
          Net Cash Used by Investing Activities.............    (693,164)
                                                                --------
Cash Flows from Financing Activities
  Issuance of Common Stock, Net.............................       3,857
  Organization Costs........................................     (11,355)
  Proceeds from Debt........................................     700,000
  Repayments of Debt........................................     (12,075)
                                                                --------
          Net Cash Provided by Financing Activities.........     680,427
                                                                --------
          Net Increase in Cash and Cash Equivalents.........         897
Cash and Cash Equivalents at Beginning of Period............          --
                                                                --------
          Cash and Cash Equivalents at End of Period........         897
                                                                ========

PART 1 -- FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                       STATE OF FRANKLIN BANCSHARES, INC.

                    CONSOLIDATED BALANCE SHEETS -- UNAUDITED

                                                                JUNE 30,      DECEMBER 31,
                                                                  1999            1998
                                                              ------------    ------------
                                          ASSETS
Cash and Due from Banks.....................................  $  2,790,196    $  2,507,173
Federal Funds Sold..........................................     3,804,000       6,421,000
Short-Term Interest Bearing Deposits........................             0       5,000,000
Investments -- HTM..........................................    12,987,995               0
Investments -- AFS..........................................    19,857,132      12,248,572
Loans Held for Sale.........................................       436,813       1,627,400
Loans and Leases Receivable.................................    98,476,576      85,228,897
  Less: Allowance for Loan Loss.............................      (748,454)       (630,324)
                                                              ------------    ------------
  Loans and Leases Receivable, Net..........................    97,728,122      84,598,573
                                                              ------------    ------------
Accrued Interest Receivable, Net............................     1,164,054         685,963
Land, Buildings & Equip at Cost Less Accum Depr of $347,134
  in 1998 and $472,996 in 1999..............................     4,076,728       4,117,351
Prepaid Expense and Accounts Receivable.....................       102,230          48,218
Investment in Service Bureau at Cost........................        15,000          15,000
Deferred Tax Assets.........................................       422,979         186,946
FHLB Stock..................................................     1,368,200         471,200
Cash due from ESOP..........................................             0         108,286
                                                              ------------    ------------
          Total Assets......................................  $144,753,450    $118,035,681
                                                              ============    ============

                           LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Interest-free Checking....................................  $  7,044,477    $  5,539,590
  Interest-bearing Deposits.................................   115,866,396      90,824,486
  Advances by borrowers for Taxes and Insurance.............       215,149          98,784
  Accrued Interest on Deposits..............................        72,165         103,769
  Accounts Payable and Accrued Expenses.....................       253,183         189,379
  FHLB Advances.............................................     9,000,000       9,000,000
  Deferred Gain on REO......................................        21,449          21,449
  Notes Payable.............................................       652,590         687,925
                                                              ------------    ------------
          Total Liabilities.................................  $133,125,409    $106,465,382
                                                              ------------    ------------
Stockholders' Equity:
  Common Stock, $1.00 Par Value.............................     1,190,427       1,180,152
  Common Stock Subscribed...................................             0           6,996
  Paid-in Capital...........................................    10,937,656      10,905,359
  Accumulated Other Comprehensive Income....................      (345,023)         39,820
  Retained Earnings.........................................       497,571         102,792
  Unearned Compensation -- ESOP.............................      (652,590)       (664,820)
                                                              ------------    ------------
          Total Stockholders' Equity........................  $ 11,628,041      11,570,299
                                                              ------------    ------------
          Total Liabilities and Stockholders' Equity........  $144,753,450    $118,035,681
                                                              ============    ============

  The accompanying notes are an integral part of these consolidated financial statements.

                       STATE OF FRANKLIN BANCSHARES, INC.

                 CONSOLIDATED STATEMENTS OF INCOME -- UNAUDITED

                                                              THREE MONTHS ENDED JUNE 30,
                                                              ---------------------------
                                                                 1999            1998
                                                              -----------     -----------
Interest Income:
  Interest and Fees on Loans................................  $1,921,330      $1,357,425
  Other Interest Income.....................................     581,750         449,102
                                                              ----------      ----------
          Total Interest Income.............................   2,503,081       1,806,527
                                                              ----------      ----------
Interest Expense:
  Interest on Deposits......................................   1,384,985       1,093,842
  Other Interest Expense....................................     124,330          42,018
                                                              ----------      ----------
          Total Interest Expense............................   1,509,316       1,135,860
                                                              ----------      ----------
Net Interest Income Before Provision for Loan Loss..........     993,765         670,667
Provision for Loan Losses...................................     (70,641)        (77,736)
                                                              ----------      ----------
Net Interest Income After Provision for Loan Loss...........     923,123         592,931
                                                              ----------      ----------
Other Income:
  Other Fees and Service Charges............................      55,196          40,191
  Net Gain on Loans Sold....................................      18,136          11,622
  Net Gain on Sale and Maturity of Securities...............      12,724          14,235
  Insurance Commission Income...............................      15,678          11,075
  Rental Income, Net........................................      31,269          16,928
  Other.....................................................         (24)          3,163
                                                              ----------      ----------
          Total Other Income................................     132,978          97,214
                                                              ----------      ----------
Other Expenses:
  Compensation and Related Benefits.........................     306,873         235,411
  Occupancy Expenses........................................      56,359          50,217
  Furniture and Equipment Expense...........................      77,972          45,026
  Advertising...............................................      28,589          28,865
  Data Processing Expense...................................      65,973          50,328
  Other.....................................................     198,054         130,461
                                                              ----------      ----------
          Total Other Expenses..............................     733,820         540,308
                                                              ----------      ----------
     Income Before Income Tax...............................     322,281         149,837
Provision for Income Taxes..................................    (106,575)        (33,161)
                                                              ----------      ----------
     Net Income.............................................  $  215,706      $  116,676
                                                              ==========      ==========
Earnings per share:
  Basic.....................................................  $     0.19      $     0.10
  Diluted...................................................        0.19            0.10
                                                              ==========      ==========
Weighted average shares outstanding:
  Basic.....................................................   1,126,149       1,115,207
  Diluted...................................................   1,138,830       1,123,525
                                                              ==========      ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                       STATE OF FRANKLIN BANCSHARES, INC.

                 CONSOLIDATED STATEMENTS OF INCOME -- UNAUDITED

                                                              SIX MONTHS ENDED JUNE 30,
                                                              -------------------------
                                                                 1999           1998
                                                              ----------     ----------
Interest Income:
  Interest and Fees on Loans................................  $3,730,261     $2,502,163
  Other Interest Income.....................................     987,717        860,839
                                                              ----------     ----------
          Total Interest Income.............................   4,717,978      3,363,002
                                                              ----------     ----------
Interest Expense:
  Interest on Deposits......................................   2,587,230      2,068,109
  Other Interest Expense....................................     244,684         42,018
                                                              ----------     ----------
          Total Interest Expense............................   2,831,913      2,110,127
                                                              ----------     ----------
Net Interest Income Before Provision for Loan Loss..........   1,886,065      1,252,875
Provision for Loan Losses...................................    (119,146)      (127,379)
                                                              ----------     ----------
Net Interest Income After Provision for Loan Loss...........   1,766,919      1,125,496
                                                              ----------     ----------
Other Income:
  Other Fees and Service Charges............................     105,445         79,960
  Net Gain on Loans Sold....................................      85,899         18,249
  Net Gain on Sale and Maturity of Securities...............      12,724         38,769
  Insurance Commission Income...............................      26,443         18,297
  Rental Income, Net........................................      59,154         45,805
  Other.....................................................          --          5,307
                                                              ----------     ----------
          Total Other Income................................     289,663        206,387
                                                              ----------     ----------
Other Expenses:
  Compensation and Related Benefits.........................     614,485        482,508
  Occupancy Expenses........................................     126,932        111,161
  Furniture and Equipment Expense...........................     130,037         87,312
  Advertising...............................................      64,217         53,134
  Data Processing Expense...................................     153,810         97,983
  Other.....................................................     374,455        275,152
                                                              ----------     ----------
          Total Other Expenses..............................   1,463,935      1,107,250
                                                              ----------     ----------
     Income Before Income Tax...............................     592,647        224,633
Provision for Income Taxes..................................    (197,868)       (67,752)
                                                              ----------     ----------
     Net Income.............................................  $  394,779     $  156,881
                                                              ==========     ==========
Earnings per share:
  Basic.....................................................  $     0.35     $     0.14
  Diluted...................................................        0.35           0.14
                                                              ==========     ==========
Weighted average shares outstanding:
  Basic.....................................................   1,125,012      1,113,898
  Diluted...................................................   1,136,479      1,122,216
                                                              ==========     ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                       STATE OF FRANKLIN BANCSHARES, INC.

               CONSOLIDATED STATEMENTS OF CASH FLOWS -- UNAUDITED

                                                                SIX MONTHS ENDED JUNE 30,
                                                              -----------------------------
                                                                  1999             1998
                                                              ------------     ------------
Cash Flows from Operating Activities:
  Net Income (Loss).........................................  $    394,779     $    156,881
  Items Not Affecting Cash:
     Depreciation...........................................       125,862           96,564
     (Increase) in Accrued Interest.........................      (478,092)        (280,409)
     Deferred Income Taxes (Benefit)........................        42,871           27,723
     Provisions for Loan Losses.............................       118,130          127,102
     (Increase) Decrease in Prepaid Expenses and Accounts
       Receivable...........................................       (54,012)          30,163
     (Decrease) in Interest Payable.........................       (31,604)          46,462
     Increase in Accounts Payable and Accrued Expenses......        63,804           34,986
     (Decrease) in Deferred Loan Fees, Net..................          (972)           8,063
     (Gain) on Sale of Investments..........................       (12,724)         (38,770)
     Discount Accretion.....................................        (3,033)          32,635
     Increase in Deferred Gain on Sale of REO...............            --           21,449
     Earned ESOP Shares.....................................        35,335               --
     FHLB Stock Dividends...................................       (26,300)              --
     Net (Increase) Decrease in Loans Held for Sale.........     1,190,587       (1,384,700)
                                                              ------------     ------------
          Net Cash Provided (Used) by Operating
            Activities......................................     1,364,632       (1,121,851)
                                                              ------------     ------------
Cash Flows from Investing Activities:
  Purchase of Investments...................................   (27,907,489)     (19,524,638)
  Proceeds from Maturities of Held-to-Maturity
     Investments............................................            --       11,500,000
  Proceeds from Sale of Available-for-Sale Investments......            --        6,220,996
  Proceeds from Maturities of Available-for-Sale
     Investments............................................     6,595,000               --
  Principal payments on Mortgage Backed Securities -- AFS...        35,965           71,458
  (Increase) Decrease in Federal Funds Sold.................     2,617,000        2,886,000
  (Increase) Decrease in Short-Term Interest Bearing
     Deposits...............................................     5,000,000       (5,000,000)
  Increase in Loans Receivable, Net.........................   (13,129,550)     (16,777,509)
  Purchases of Premises and Equipment.......................       (85,239)        (675,641)
  Purchases of Federal Home Loan Bank Stock.................      (870,700)        (454,800)
                                                              ------------     ------------
     Net Cash (used) by Investing Activities................   (27,745,013)     (21,754,134)
                                                              ------------     ------------
Cash Flows from Financing Activities:
  Net Increase in Deposits..................................    26,546,797       13,442,375
  Net Increase in Advances by Borrowers for Taxes and
     Insurance..............................................       116,366          118,215
  Issuance of Common Stock, Net.............................        35,576           57,596
  Repayment of Debt.........................................       (35,335)              --
  Organization Costs........................................            --           (4,123)
  Proceeds from FHLB Advances...............................            --        9,000,000
                                                              ------------     ------------
     Net Cash provided by Financing Activities..............    26,663,404       22,614,063
                                                              ------------     ------------
          Net Increase (Decrease) in Cash...................       283,024         (261,922)
Cash and Due from Banks at Beginning of Period..............     2,507,173        2,321,800
                                                              ------------     ------------
          Cash and Due from Banks at End of Period..........  $  2,790,196     $  2,059,878
                                                              ============     ============
Supplemental Schedule of Noncash Investing and Financing
  Activities:
Unrealized Gain on Securities Available-For-Sale, Net of
  Deferred Tax Liability....................................  $   (345,023)    $    (11,232)
                                                              ------------     ------------
REO Sold in Exchange for Loan Receivable....................  $         --     $    245,681
                                                              ============     ============
Supplemental Disclosures of Cash Flow Information:
  Cash Paid During the Period for:
     Income Taxes...........................................  $    169,460     $         --
     Interest...............................................  $  2,863,517     $  2,063,665
                                                              ============     ============

  The accompanying notes are an integral part of these consolidated financial statements.

                       STATE OF FRANKLIN BANCSHARES, INC.

          CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME -- UNAUDITED

                                                              THREE MONTHS ENDED JUNE 30,
                                                              ---------------------------
                                                                 1999             1998
                                                              -----------      ----------
Net Income..................................................   $ 215,706        $116,676
                                                               ---------        --------
Other Comprehensive income, before tax:
  Unrealized gain (loss) on securities available for sale:
     Unrealized holdings gain (loss) arising during the
      period................................................    (548,758)        (29,213)
     Less: Reclassification adjustment for (gains) included
      in net income.........................................      (6,807)         13,528
                                                               ---------        --------
          Other comprehensive income (loss).................    (555,565)        (15,685)
Income taxes (benefit) related to other comprehensive
  income....................................................    (188,892)         (5,333)
                                                               ---------        --------
          Total Comprehensive Income (loss).................   $(150,967)       $106,324
                                                               =========        ========

                                                              SIX MONTHS ENDED JUNE 30,
                                                              -------------------------
                                                                 1999           1998
                                                              ----------      ---------
Net Income..................................................  $ 394,779       $156,881
                                                              ---------       --------
Other Comprehensive income, before tax:
  Unrealized gain (loss) on securities available for sale:
     Unrealized holdings gain (loss) arising during the
      period................................................   (583,096)       (57,664)
     Less: Reclassification adjustment for (gains) included
      in net income.........................................    (12,724)        40,646
                                                              ---------       --------
          Other comprehensive income (loss).................   (595,820)       (17,018)
Income taxes (benefit) related to other comprehensive
  income....................................................   (202,579)        (5,786)
                                                              ---------       --------
          Total Comprehensive Income (loss).................  $   1,538       $145,649
                                                              =========       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       STATE OF FRANKLIN BANCSHARES, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- UNAUDITED

NOTE 1. INCORPORATION AND OPERATIONS

     State of Franklin Bancshares, Inc. (Company) was incorporated under the laws of the State of Tennessee for the purpose of becoming the holding company of State of Franklin Savings Bank. The stockholders of the Savings Bank exchanged their shares for the shares of the Company, whereby the Savings Bank became the Company's wholly owned subsidiary. State of Franklin Leasing Corporation was incorporated under the laws of the state of Tennessee for the purpose of lease financing. The Leasing Corp is a wholly owned subsidiary of the Company. John Sevier Title Services, Inc. is the wholly owned subsidiary of the Savings Bank.

NOTE 2. BASIS OF PREPARATION

     The accompanying unaudited consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. These financial statements were prepared in accordance with generally accepted accounting principles for interim financial information in accordance with the instructions for Form 10-QSB. Accordingly, they do not include all disclosures necessary for a complete presentation of the consolidated statements of financial condition, comprehensive income, and cash flows in conformity with generally accepted accounting principles. However, all adjustments which are, in the opinion of management, necessary for the fair presentation of the interim financial statements have been included. All such adjustments are of a normal recurring nature. The statement of comprehensive income for the six months ended June 30, 1999, is not necessarily indicative of the results which may be expected for the entire year.

     These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the Company for the year ended December 31, 1998.

NOTE 3. RECLASSIFICATIONS

     In instances where required, amounts reported in prior year's financial statements included herein have been reclassified to put them on a comparable basis to the amounts reported in the December 31, 1998 consolidated financial statements.

NOTE 4. EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST (ESOP)

     At June 30, 1999, the ESOP had 78,529 shares of which approximately 15,990 shares were released and allocated, 3,212 shares were considered committed to be released and 59,327 shares were unallocated. For the six months ended June 30, 1999, compensation related to the ESOP of approximately $57,800 was expensed. Unallocated ESOP shares are not considered outstanding for the earnings per share calculation.

NOTE 5. ORGANIZATION EXPENSE

     There were no miscellaneous organization expenses of the Company netted against paid-in capital for the six month period ended June 30, 1999. Miscellaneous organization expenses of $11,355 were netted against paid-in capital in 1998.

                       STATE OF FRANKLIN BANCSHARES, INC.

NOTE 6. LOANS RECEIVABLE

     Loans receivable at June 30, 1999 and December 31, 1998, consist of the following:

                                                        1999           1998
                                                     -----------    ----------
First Mortgage Loans...............................   37,871,102    35,195,869
Construction Loans.................................   25,605,763    22,024,861
Consumer Loans.....................................    8,754,721     7,726,136
Participation Loans, Net...........................      413,296       863,162
Commercial Loans...................................   32,940,835    26,603,529
Savings Account Loans..............................      380,026       545,011
Credit Line Advances...............................      114,611       396,618
Lease Finance......................................      459,277       120,999
                                                     -----------    ----------
  Gross Loans Receivable...........................  106,539,631    93,476,185
                                                     -----------    ----------
Less:
  Undisbursed Portion of Loans in Process..........   (7,996,465)   (8,179,727)
  Net Deferred Loan Origination Fees...............      (66,589)      (67,561)
  Accumulated General Loan Loss Allowance..........     (748,454)     (630,324)
                                                     -----------    ----------
                                                      (8,811,508)   (8,877,612)
                                                     -----------    ----------
Loans Receivable, Net..............................   97,728,122    84,598,573
                                                     ===========    ==========

     An analysis of the allowance for loan losses at June 30, 1999 and December 31, 1998 is as follows:

                                                        1999           1998
                                                     -----------    ----------
Balance -- Beginning of Period.....................      630,324       355,474
Provision for Losses...............................      119,146       275,127
Net Charge-Offs....................................       (1,016)         (277)
                                                     -----------    ----------
Balance -- End of Period...........................      748,454       630,324
                                                     ===========    ==========

                       STATE OF FRANKLIN BANCSHARES, INC.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

       Our Charter and Bylaws provide for the indemnification of the Company's directors, officers, employees and agents to the full extent permitted by the Tennessee Business Corporation Act ("TBCA").

       Indemnification may be provided by State of Franklin in other situations upon court order or upon a determination by (1) a disinterested majority of our Board of Directors; (2) independent legal counsel in a written opinion; or (3) a majority of our shareholders that indemnification of the director, officer, employee or agent is proper because such person met the applicable standard of conduct specified by the TBCA and our Charter and Bylaws. Indemnification may be authorized if the individual (1) acted in good faith; (2) reasonably believed that his conduct was in or not opposed to the best interest of the corporation; and (3) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the above standard of conduct has not been met. No director can be held personally liable to State of Franklin for monetary damages for any breach of his fiduciary duty to the corporation; provided that, a director may be liable
(1) for breach of the director's duty of loyalty to State of Franklin and its shareholders; (2) for acts or omission not in good faith or involving intentional misconduct or a knowing violation of law; or (3) for any liability under Section 48-18-304 of the Tennessee Business Corporation Act.

       The TBCA provides that State of Franklin may not indemnify a director in connection with any action, suit or proceeding in which a judgement or other final adjudication established the director's liability (1) for a breach of the duty of loyalty to State of Franklin or its shareholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or (3) for unlawful distributions pursuant to TBCA Section 48-18-304.

       In addition, the TBCA and State of Franklin's Charter and Bylaws authorize us to purchase officer and director liability insurance. We have purchased officer and director liability insurance.

ITEM 2.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

       The estimated expenses in connection with this offering are as set forth in the following table. All amounts except the SEC registration fee are estimated.

       SEC Registration Fee                                         $ 2,085
       Printing and Engraving Expenses                               10,000
       Accounting Fees and Expenses                                  10,000
       Legal Fees and Expenses                                       20,000
       Blue Sky Fees and Expenses                                     5,000
       Transfer Agent's and Registrar's Fees and Expenses             5,000
       Miscellaneous*                                                22,915
                                                                    -------
       Total                                                        $75,000
                                                                    =======

----------

* We have purchased officer and director liability insurance which provides, among other things, for liability related to the registration, offering and sale of the shares in this offering. The annual premium for this insurance is approximately $44,000.

ITEM 3.  UNDERTAKINGS.

       (a) The undersigned Registrant hereby undertakes to file, during any period in which the Registrant offers or sells securities, a post-effective amendment to this registration statement (1) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (2) to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (3) to include any additional or changed material information on the plan of distribution.

       (b) For determining liability under the Securities Act of 1933, the undersigned Registrant hereby undertakes to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

       (c) The undersigned Registrant hereby undertakes to file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

       (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officer and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

       None.

ITEMS 5 AND 6.  INDEX AND DESCRIPTION OF EXHIBITS

       The following exhibits are filed as part of this Registration Statement.


Exhibit No.   Description
-----------   -----------

  3.1*     Charter of State of Franklin Bancshares, Inc.
  3.2*     Bylaws of State of Franklin Bancshares, Inc.
  5        Opinion and Consent of Baker, Donelson, Bearman & Caldwell,
           P.C. as to the validity of the common stock registered hereunder.
  10.1**   1998 Incentive and Nonqualifed Stock Option Plan
  10.2**   1998 Non-Employee Director Plan
  23.1     Consent of Baker, Donelson, Bearman & Caldwell, P.C. (contained in
           Exhibit 5).
  23.2     Consent of Baylor & Backus
  24***    Powers of Attorney (included on signature page)

  99.1     Form of Subscription Agreement (included in prospectus)


----------

* Incorporated herein by reference to the Registrant's Form 10-KSB, filed with the Securities and Exchange Commission on March 23, 1999 (File number 000-24675).

** Incorporated herein by reference to the Registrant's Form 10-SB, filed with the Federal Deposit Insurance Corporation, April, 1999.

***    Previously filed.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the Registration Statement on Form SB-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Johnson City, State of Tennessee on November 12, 1999.


                                   STATE OF FRANKLIN BANCSHARES, INC.

                                   By: /s/ Charles E. Allen, Jr.
                                       -----------------------------------------
                                           Charles E. Allen, Jr.
                                           Chairman of the Board and Chief
                                             Financial Officer


                                   By: /s/ Randal R. Greene
                                       -----------------------------------------
                                           Randal R. Greene
                                           President and Chief Executive Officer




         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



Signature                             Capacity                                                Date
---------                             --------                                                ----
/s/ Charles E. Allen, Jr.             Chairman of the Board, Chief Financial Officer  and     November 12, 1999
------------------------------------  Director (principal financial and accounting officer)
Charles E. Allen, Jr.

/s/ Randal R. Greene                  President, Chief Executive Office and Director          November 12, 1999
------------------------------------  (principal executive officer)
Randal R. Greene

/s/           *                       Director                                                November 12, 1999
------------------------------------
Charles E. Allen, Sr.

/s/           *                       Director                                                November 12, 1999
-----------------------------------
Vance W. Cheek

/s/           *                       Director                                                November 12, 1999
------------------------------------
Kenneth E. Cutshall, M.D.

/s/           *                       Director                                                November 12, 1999
------------------------------------
Stephen Gross

/s/           *                       Director                                                November 12, 1999
------------------------------------
Donald R. Jeanes

/s/           *                       Director                                                November 12, 1999
------------------------------------
Verrill M. Norwood, Jr.

/s/           *                       Director                                                November 12, 1999
-----------------------------------
Cameron E. Perry

/s/           *                       Director                                                November 12, 1999
------------------------------------
Richard S. Venable

 /s/          *                       Director                                                November 12, 1999
------------------------------------
Henry J. Williams, M.D.



*By /s/ Charles E. Allen, Jr.                                                                 November 12, 1999
    --------------------------------
    Charles E. Allen, Jr.
    Attorney-in-Fact